As filed with the Securities and Exchange Commission on November 5, 2004

Registration No. 333-114349

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Iowa Telecommunications Services, Inc.

(Exact name of registrant as specified in its charter)

Iowa	4813	42-1490040
(Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

115 S. Second Avenue West

Newton, Iowa 50208

(641) 787-2000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Alan L. Wells

President and Chief Executive Officer

Iowa Telecommunications Services, Inc.

115 S. Second Avenue West

Newton, Iowa 50208

(641) 787-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey J. Rosen, Esq. Robert F. Quaintance, Jr., Esq. Peter A. Furci, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000	Steven J. Dickinson, Esq. Dorsey & Whitney LLP 801 Grand, Suite 3900 Des Moines, Iowa 50309 (515) 283-1000	David J. Goldschmidt, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1993, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box.  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 5, 2004

PROSPECTUS

15,789,474 Shares

Iowa Telecommunications Services, Inc.

Common Stock

This is an initial public offering of common stock of Iowa Telecommunications Services, Inc. Of the 15,789,474 shares of common stock to be sold in the offering, 8,263,158 shares are being sold by us and 7,526,316 shares are being sold by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholders. We anticipate that the public offering price will be between $18.00 and $20.00 per share.

We have applied to list our common stock on the New York Stock Exchange under the trading symbol “IWA.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 10.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Iowa Telecommunications Services, Inc.	$	$
Proceeds, before expenses, to selling stockholders	$	$

The selling stockholders have granted the underwriters an option to purchase up to 2,368,421 additional shares of common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about             , 2004.

Morgan Stanley	Merrill Lynch & Co.

CIBC World Markets	Lehman Brothers

Jefferies & Company, Inc.	Legg Mason Wood Walker Incorporated	Raymond James	RBC Capital Markets

The date of this prospectus is                             , 2004.

IOWA TELECOM
Incumbent Local Exchange Carrier
IOWA TELECOM COMMUNICATIONS, INC.
Competitive Local Exchange Carrier
SERVICE AREAS
Minnesota
South Dakota
Wisconsin
Illinois
Nebraska
Missouri
Sioux City
Waterloo
Dubuque
Cedar Rapids
Iowa City
Davenport
Des Moines
Council Bluffs
1347-11/04

i

PROSPECTUS SUMMARY

The following is a summary of the principal features of this offering of common stock and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. References in this prospectus to “community” mean a city, town or village and its environs, incorporated or unincorporated. There may be more than one community in a single “exchange.” An exchange is a geographical area approved by the Iowa Utilities Board and established for the administration of telephone service in a specified area.

Our Company

Overview

We are the largest provider of wireline local exchange telecommunications services to residential and business customers in rural Iowa, serving approximately 440 communities across the state. We are the second-largest local exchange carrier in Iowa and the fifteenth-largest in the United States. We operate 294 telephone exchanges as the incumbent or “historical” local exchange carrier and are currently the sole telecommunications company providing wireline services in 87% of the communities we serve. Together with our competitive local exchange carrier subsidiary, we provide services to approximately 265,500 access lines in Iowa. A competitive local exchange carrier provides wireline local exchange services in communities historically served by another carrier.

Our core businesses are local telephone service and the provision of network access to other telecommunications carriers for calls originated or terminated on our network. These businesses generated 78% of our total revenues in each of 2003 and the nine months ended September 30, 2004. Our stable market and subscriber base, predictable capital expenditure requirements and our rural customers’ high degree of reliance on basic wireline services have produced consistent financial results. Although operating costs and interest expense have declined since 2001, we recorded net losses of $6.7 million in 2001 and $75.7 million in 2002 (including in 2002 a $98.4 million non-cash charge relating to a change in accounting principle). In 2003, we recorded net income of $28.1 million, on revenues of $205.5 million. In the three month period ended September 30, 2004, we had revenue of $55.0 million, net income of $6.7 million and EBITDA (as defined at page 8) of $33.1 million. We have funded our operations through operating cash flow, long-term debt, of which we had $681.5 million at September 30, 2004, and borrowings under our revolving credit facility, under which we had $3.0 million drawn at September 30, 2004.

In addition to our basic local service and network access businesses, we provide long distance service, dial-up and DSL Internet access, and other communications services. Our strong incumbent market position gives us a platform to cross-sell these additional services to our customers. From 2001 to 2003, the growth in revenues from these additional services contributed to an increase in our average annual revenue per access line from $716 to $764.

We believe we are building strong consumer loyalty and brand recognition by providing superior, locally-focused customer service and maintaining strong ties to our rural communities. Our stable customer base, combined with the higher costs of offering competitive wireline services, leads to limited competition in rural regions compared to urban areas.

Our Strengths

We believe we are distinguished by the following strengths:

•	Leading Market Position and Strong Local Brand.

•	Favorable Rural Telecom Market Characteristics.

•	Successful Introduction of New Businesses.

•	Concentrated Geographic Service Region.

•	Limited Risk from Potential Regulatory Change.

•	Experienced Leadership.

Business Strategy

Our objective is to continue to strengthen our position as a leading provider of telecommunications services, focusing primarily on non-metropolitan markets in the Midwest. To achieve this goal, we intend to pursue the following strategies:

•	Maintain Stable Cash Flows From Operations and Disciplined Capital Spending.

•	Leverage and Enhance Local Presence and Customer Loyalty.

•	Increase Revenue Per Access Line by Selling Additional and Enhanced Services.

•	Prudently Expand Service Area Through our Competitive Local Exchange Carrier Subsidiary.

•	Grow Through Selective Strategic Acquisitions.

New Credit Facilities

Concurrently with the closing of this offering, we expect to enter into a new credit agreement with a group of lenders, including CIBC World Markets Corp. and Lehman Brothers Inc., each of which is acting as an underwriter in this offering, and the Rural Telephone Finance Cooperative, providing for a total of up to $577.8 million in term and revolving credit facilities (the “new credit facilities”). We expect that our new credit facilities will consist of:

•	a $100.0 million senior secured revolving credit facility (the “new revolving credit facility”), of which we anticipate drawing down $59.9 million at the closing of this offering; and

•	a total of $477.8 million of senior secured term loans comprised of three tranches (Term Loans B, C and D) with an average interest rate of 5.85%. We refer to Term Loans B, C and D together as the “new term facilities.”

As described under “—Use of Proceeds,” we intend upon the closing of this offering to repay in full the $615.5 million of senior term debt (plus any balance on revolving debt, which we anticipate will be zero) that will be outstanding at that time under our existing credit facility with the Rural Telephone Finance Cooperative (the “existing credit facility”). Upon the closing under the new credit facilities and the repayment of the existing credit facility, we expect to have a total of $477.8 million of senior debt outstanding under the new term facilities, and $59.9 million drawn under the new revolving credit facility.

As a condition of borrowing under Term Loans C and D, we are required to invest $7.8 million, representing 10% of the total amounts of Term Loans C and D, in subordinated capital certificates to be issued to us by the Rural Telephone Finance Cooperative. Subordinated capital certificates are non-interest bearing but, as a member of the Rural Telephone Finance Cooperative, we share proportionally in the institution’s net earnings. The Rural Telephone Finance Cooperative will redeem the subordinated capital certificates in proportion to our principal repayments on Term Loans C and D.

While the new credit facilities will permit us to pay dividends to holders of our common stock, they will contain significant restrictions on our ability to do so. See “Dividend Policy and Restrictions” and “Description of Certain Indebtedness.”

Redemption of Outstanding Preferred Stock; Issuance and Redemption of 2007 Term Notes

On March 26, 2004, we redeemed all of our outstanding redeemable convertible preferred stock, referred to in this prospectus as our “old preferred stock,” including related accrued preferred stock dividends, for an aggregate cost of $100.0 million. The old preferred stock was held by GTE Midwest Incorporated. The face amounts of the old preferred stock and the related accrued dividends, as of March 26, 2004, were $125.0 million and $32.7 million, respectively. We financed this redemption with a combination of cash on hand and funds received from our issuance in a private placement on March 26, 2004 of $66.0 million aggregate principal amount of senior subordinated notes due March 26, 2007, which we refer to as the “2007 term notes.” CIBC World Markets Corp., one of the underwriters in this offering, was one of the purchasers of the 2007 term notes. We intend to repay the 2007 term notes in full with a portion of our proceeds from this offering, as described below under “—Use of Proceeds.”

Rate Settlement with Iowa Utilities Board

On April 2, 2004, we entered into a settlement agreement relating to a rate proceeding we had initiated in 2002 with our state telecommunications regulator. As a result of the settlement agreement, effective April 23, 2004, our monthly charges for basic local service in all of our exchanges are $16.60 for residential customers and $32.09 for business customers, compared to average monthly charges across all of our exchanges in 2003 of $12.15 and $25.09, respectively. We estimate that the aggregate revenue increase resulting from the settlement agreement will be $10.2 million on an annualized basis. Pursuant to the settlement agreement, most of the incremental revenue we receive as a result of these rate increases must be expended on capital improvements to our network.

Our Existing Equity Investors

Currently, our common stock is owned by Iowa Network Services, Inc. (57.2%); funds controlled by FS Private Investments III LLC (28.1%); Banc Boston Ventures (8.6%); and TIAA-CREF (6.1%). We refer to these stockholders, which are the selling stockholders in this offering, as our existing equity investors. Immediately following this offering, the existing equity investors will hold 15,074,723 shares, representing 48.8% of our common stock (or 12,706,302 shares, representing 41.2% of our common stock, if the underwriters’ over-allotment option is exercised in full).

Management Equity Ownership

Currently, members of our management and other employees own options to purchase 2,227,725 shares of our common stock. Following the offering, we intend to redeem for cash outstanding options (regardless of whether such options are vested) in the same percentage as the existing equity investors will reduce their aggregate ownership of our common stock by selling shares in the offering. We therefore expect to redeem 33.3% of the outstanding options (43.8% if the over-allotment option is exercised in full), with the result that following the offering members of our management and other employees will receive from us an aggregate of $7.6 million in cash and will retain in the aggregate options to purchase 1,485,879 shares of common stock ($10.0 million and 1,252,435 shares if the over-allotment option is exercised in full). After the offering and giving effect to this redemption, options retained by management and other employees will represent 4.6% of our outstanding common stock on a fully diluted basis (3.9% if the over-allotment option is exercised in full). The average exercise price of the outstanding options is $8.08 per share; however, the exercise price of these options will automatically be reduced by the amount of any dividends paid on the common stock. See “Management—Stock Incentive Plan.”

Use of Proceeds

We estimate that we will receive total net proceeds from this offering of approximately $141.6 million, after deducting underwriting discounts and commissions and other offering-related expenses. We will use our net proceeds from this offering, together with our $537.7 million of borrowings under the new credit facilities (plus an additional $2.4 million under the new revolving credit facility if the underwriters’ over-allotment option is exercised in full), as follows:

•	$565.5 million to repay in full our indebtedness under our existing credit facility, which amount is equal to the $615.5 million of term debt that will be outstanding under our existing credit facility when this offering closes, less $50.0 million of subordinated capital certificates previously issued to us by the Rural Telephone Finance Cooperative which will be redeemed upon such repayment;

•	$23.8 million to pay fees and expenses associated with the repayment of the existing credit facility and the establishment of the new credit facilities;

•	$7.8 million to invest in subordinated capital certificates to be issued to us by the Rural Telephone Finance Cooperative in connection with our borrowing under Term Loans C and D;

•	$68.0 million to repay in full our indebtedness of $66.0 million and an associated redemption premium of $2.0 million under the 2007 term notes;

•	$6.6 million to pay interest that we estimate will have accrued on the existing credit facility and the 2007 term notes through the closing date of this offering; and

•	$7.6 million associated with our redemption following the closing of this offering of a portion of certain outstanding options to purchase shares of common stock held by management and other employees ($10.0 million if the underwriters’ over-allotment option is exercised in full). See “—Management Equity Ownership.”

We will not receive any of the proceeds from the existing equity investors’ sale of 7,526,316 shares of common stock in the offering, nor will we receive any proceeds from the sale of shares by our existing equity investors pursuant to the option they have granted the underwriters to purchase from them up to 2,368,421 shares of common stock to cover over-allotments. However, if this over-allotment option is exercised, we will use up to $2.4 million of additional borrowing under the new revolving credit facility to redeem additional options held by management and other employees. See “—Management Equity Ownership.”

THE OFFERING

Shares of common stock offered by Iowa Telecommunications Services, Inc.	8,263,158 shares.

Shares of common stock offered by our existing equity investors	7,526,316 shares (9,894,737 shares if the underwriters’ over-allotment option is exercised in full).

Shares of common stock to be outstanding following the offering	30,864,197 shares.

Dividends

Our board of directors has adopted a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures as regular quarterly dividends to our stockholders.

We currently intend to pay dividends quarterly at an initial annual level of $1.62 per share for the first four full fiscal quarters following the closing of this offering, but only if and to the extent dividends are declared by our board of directors and permitted by applicable law and by the terms of our new credit facilities. Dividend payments are not guaranteed and our board of directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends. Dividends on our common stock are not cumulative. See “Dividend Policy and Restrictions.”

The new credit facilities generally restrict the amount of dividends we may pay to the amount of our “available cash,” which is generally defined in the new credit facilities as Adjusted EBITDA minus (to the extent not deducted in the determination of Adjusted EBITDA) interest expense, capital expenditures (unless funded by permitted debt or equity or asset sales), repayments of our indebtedness, cash taxes and certain other permitted expenses. For a more detailed description of “available cash,” see “Description of Certain Indebtedness—New Credit Facilities.”

Dividends paid by us, to the extent paid out of our earnings and profits, or E&P, as computed for income tax purposes, will be taxable as dividend income. Under current law, dividend income of individuals is generally taxable at long-term capital gains rates. Dividends paid by us in excess of our E&P will be treated first as a non-taxable return of capital and then as gain from the sale of common stock. For a more complete description, see “Material U.S. Federal Income Tax Considerations.”

Listing	We have applied to list our shares of common stock on the New York Stock Exchange under the trading symbol “IWA.”

GENERAL INFORMATION ABOUT THIS PROSPECTUS

Unless we specifically state otherwise, all information in this prospectus:

•	assumes an initial public offering price of $19.00 per share of common stock, which represents the mid-point of the range set forth on the cover page of this prospectus;

•	assumes no exercise by the underwriters of their over-allotment option;

•	reflects a 90.096388-to-one split of our common stock to become effective prior to the closing of the offering; and

•	excludes 2,227,725 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $8.08 per share. We intend to redeem a portion of the outstanding options after completion of the offering, as a result of which options to purchase 1,485,879 shares of common stock will be outstanding following the offering (1,252,435 if the over-allotment option is exercised in full). We assume that this offering will result in a change in control under our Stock Incentive Plan and therefore assume that all options outstanding following this redemption will be fully vested.

Throughout this prospectus, we refer to “Adjusted EBITDA,” a non-GAAP financial measure which, as described at page 9, is defined in our new credit facilities. See “Summary Historical and Pro Forma Consolidated Financial Data” and “Description of Certain Indebtedness—New Credit Facilities.”

References in this prospectus to our numbers of access lines served are to numbers of access line equivalents, by which we mean the number of single connections between a switch and a customer. One telephone cable connecting to one customer may be equivalent to several access lines. For example, in the case of larger business customers subscribing to centrex, digital channel service or integrated services digital network (ISDN) services with multiple lines sharing one or more numbers, we count each separate connection as an access line. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenues—Access Line Trends.” We calculate our average annual revenue per access line as equal to (A) our revenues for the year divided by (B) the number of access lines on the first day of the year plus the number of access lines on the last day of the year, divided by two.

RISK FACTORS

You should carefully consider the information under the heading “Risk Factors,” starting on page 10, and all other information in this prospectus before investing in our common stock.

OUR CORPORATE INFORMATION

Our principal executive office is located at 115 S. Second Avenue West, Newton, Iowa 50208, and our telephone number is (641) 787-2000. Our Internet address is www.IowaTelecom.com. The information contained on our website is not part of this prospectus and is not incorporated in this prospectus by reference.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

The following summary historical and pro forma consolidated financial data should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in this prospectus. Our summary balance sheet data as of December 31, 2003 and summary statement of operations data for the years ended December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements included in this prospectus. Our summary balance sheet data as of September 30, 2004 and summary statement of operations data for the nine months ended September 30, 2003 and 2004 have been derived from our unaudited consolidated financial statements included in this prospectus. In the opinion of management, the unaudited consolidated financial statements as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 include all adjustments (consisting of only normal and recurring accruals) necessary for a fair presentation of the financial position, results of operations and cash flows for these periods.

The following unaudited pro forma as adjusted consolidated balance sheet data gives effect to (i) this offering, (ii) the new credit facilities, and (iii) our use of proceeds from such transactions as described under “Use of Proceeds,” as if they occurred on September 30, 2004. The unaudited pro forma as adjusted consolidated balance sheet does not purport to represent what our results would have been if any such transactions had occurred as of or on the dates indicated and do not purport to represent a projection of our future results.

The information in the following table should be read together with “Capitalization,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements for 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004 and the related notes and our unaudited pro forma condensed consolidated financial statements and related notes included in this prospectus.

	As of and for the
	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002(a)	2003	2003	2004(b)
	(in thousands, except ratios)

Statement of Operations Data:
Revenues and sales	$203,972	$203,319	$205,509	$153,201	$171,385
Gross profit	146,057	149,467	155,975	115,556	131,026
Operating income	50,830	73,900	75,885	56,668	67,912
Net income (loss)	(6,724)	(75,727)	28,081	20,232	30,857

Statement of Cash Flows Data:
Net cash provided by operating activities	$41,610	$69,957	$79,780	$57,879	$52,976
Net cash used in investing activities	(37,469)	(15,922)	(24,805)	(15,755)	(25,391)
Net cash used in financing activities	(4,423)	(41,625)	(31,625)	(23,375)	(63,224)

Other Financial Data:
EBITDA(c)	$116,004	$22,174	$125,768	$93,504	$107,281
Interest expense	61,437	53,982	51,838	39,017	40,560
Capital expenditures	37,469	19,408	23,761	15,623	23,694

	December 31, 2003	September 30, 2004	September 30, 2004
	Actual	Actual	Pro Forma as Adjusted(d)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$36,849	$1,210	$4,515
Investment in and receivable from the Rural Telephone Finance Cooperative	57,602	58,321	16,098
Property plant and equipment, net	341,515	332,159	332,159
Total assets	931,738	894,783	855,937
Revolving credit facility	—	3,000	59,915
Long-term senior debt	645,750	615,500	477,777
2007 term notes(e)	—	66,000	—
Total debt	645,750	684,500	537,692
Redeemable convertible preferred stock(e)	125,000	—	—
Stockholders’ equity	76,675	163,159	271,414

(a)	Effective January 1, 2002, we adopted Statement of Financial Accounting Standards, or SFAS, No. 142, Accounting for Goodwill and Other Intangible Assets, which provides that goodwill and other intangible assets with indefinite lives shall not be amortized and shall be tested for impairment of value on an annual basis. In connection with the adoption of SFAS No. 142, we recorded an impairment of goodwill of $98.4 million, based on an independent appraisal, as a cumulative effect of change in accounting principle as of January 1, 2002.
(b)	Includes the recognition, as a result of our rate settlement agreement with the Iowa Utilities Board in April 2004, of $7.1 million of revenues that we had collected in prior periods subject to refund pending such agreement.
(c)	We define EBITDA as net income before interest expense, income taxes, depreciation and amortization. We believe that net income is the most directly comparable financial measure to EBITDA under GAAP. We present EBITDA because we believe it is a useful indicator of our historical debt capacity and our ability to service debt and pay dividends. We also present EBITDA because, as described below, covenants in our new credit facilities contain ratios based on Adjusted EBITDA, which is derived from EBITDA. EBITDA should not be considered in isolation or as a substitute for consolidated statement of operations and cash flows data prepared in accordance with GAAP. EBITDA is not a complete measure of an entity’s profitability because it does not include costs and expenses for depreciation and amortization, interest and related expenses and income taxes; nor is EBITDA a complete net cash flow measure because it does not include reductions for cash payments for an entity’s obligation to service its debt, fund its working capital, capital expenditures and acquisitions and pay its income taxes and dividends. Set forth below is a reconciliation of net income (loss) to EBITDA.

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004(1)
	(in thousands)
Net Income (Loss)	$(6,724)	$(75,727)	$28,081	$20,232	$30,857
Income taxes	—	—	—	—	—
Interest expense	61,437	53,982	51,838	39,017	40,560
Depreciation and amortization	61,291	43,919	45,849	34,255	35,864

EBITDA	$116,004	$22,174	$125,768	$93,504	$107,281

Covenants in our new credit facilities will contain ratios based on Adjusted EBITDA, which differs from EBITDA as defined above. We expect that Adjusted EBITDA will be defined in our new credit facilities as: (1) consolidated net income, as defined therein; plus (2) the following items, to the extent deducted from consolidated net income: (a) interest expense; (b) provision for income taxes; (c) depreciation and amortization; (d) limited expenses related to permitted securities offerings, investments and acquisitions; (e) unrealized losses on financial derivatives recognized in accordance with SFAS No. 133; (f) non-cash equity based compensation expense; (g) extraordinary or unusual losses (including effects of changes in accounting principles); and (h) all other non-cash charges, as defined; minus (3) the following items, to the extent any of them increases consolidated net income: (w) extraordinary or unusual gains (including effects of changes in accounting principles); (x) gains on asset disposals not in the ordinary course; (y) unrealized gains on financial derivatives recognized in accordance with SFAS No. 133; and (z) all other non-cash income, as defined. If our Adjusted EBITDA were to decline below certain levels, covenants in our new credit facilities that are based on Adjusted EBITDA, including our fixed charge coverage and total leverage ratio covenants, may be violated and could cause, among other things, a default or mandatory prepayment under our new credit facilities, or result in our inability to pay dividends. These covenants are summarized under “Description of Certain Indebtedness—New Credit Facilities.”

The following table sets forth a reconciliation of EBITDA to Adjusted EBITDA:

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004(1)
	(in thousands)
EBITDA	$116,004	$22,174	$125,768	$93,504	$107,281
Non-recurring fees and expenses related to securities offerings, investments and acquisitions	—	—	—	—	—
Unrealized gains (losses) on financial derivatives	—	—	—	—	—
Non-cash equity based compensation expense	—	—	—	—	2
Cumulative effect of change in accounting principle	—	98,369	—	—	—
Other non-cash losses (gains)	—	—	—	—	—
Loss (gain) on disposal of assets	—	(1,214)	—	—	—

Adjusted EBITDA	$116,004	$119,329	$125,768	$93,504	$107,283

(1)	Includes the recognition, as a result of our rate settlement agreement with the Iowa Utilities Board in April 2004, of $7.1 million of revenues that we had collected in prior periods subject to refund pending such agreement.

(d)	The pro forma balance sheet reflects borrowing on the new revolving credit facility to give effect to (i) this offering, (ii) the new credit facilities, and (iii) our use of proceeds from these transactions as described under “Use of Proceeds,” as if they occurred on September 30, 2004. We expect the balance of accrued interest will be approximately $6.3 million higher at the time of the offering than at September 30, 2004. We also expect that the balance outstanding under the revolving credit facility will decrease from $3.0 million at September 30, 2004 to zero at the time of the offering. As a result, had the transaction occurred at September 30, 2004, we would have required $3.3 million less cash proceeds from the offering.
(e)	On March 26, 2004, we issued in a private placement $66.0 million aggregate principal amount of floating rate senior subordinated notes due 2007, which we refer to as the 2007 term notes. We used the proceeds of this issuance, together with $34.0 million of cash on hand, on March 26, 2004 to redeem all of our old preferred stock and related accrued preferred stock dividends. We will use a portion of the proceeds from this offering to repay in full our outstanding indebtedness under the 2007 term notes. See “Capitalization” and “Use of Proceeds.”

RISK FACTORS

An investment in our common stock involves a number of risks. In addition to the other information contained in this prospectus, prospective investors should give careful consideration to the following factors.

Risks Relating to Our Common Stock and Our New Credit Facilities

Our dividend policy may negatively affect our ability to finance growth opportunities.

Our board of directors has adopted a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures as regular quarterly dividends to our stockholders. As a result, we may not retain a sufficient amount of cash to finance a material expansion of our business, or to fund our operations consistent with past levels of funding in the event of a significant business downturn. In addition, because a significant portion of cash available to pay dividends will be distributed to holders of our common stock under our dividend policy, we will be more dependent upon our ability to obtain third-party financing, including through the sale of additional shares of common stock or other securities, to fund any material expansion of our business above historical levels of growth. We cannot assure you that such financing will be available to us at all, or at an acceptable cost. See “Dividend Policy and Restrictions.”

You may not receive any dividends.

We are not obligated to pay dividends. Dividend payments are not guaranteed and are within the absolute discretion of our board of directors. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, working capital requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant. In addition, we have reported a loss from continuing operations in the past.

We might not generate sufficient cash from operations in the future to pay dividends on our common stock in the intended amounts or at all. Our board of directors may decide not to pay dividends at any time and for any reason. Our dividend policy is based upon our directors’ current assessment of our business and the environment in which we operate, and that assessment could change based on competitive or technological developments (which could, for example, increase our need for capital expenditures), new growth opportunities or other factors. If our cash flows from operations for future periods were to fall below our minimum expectations, we would need either to reduce or eliminate dividends or, to the extent permitted under the terms of our new credit facilities, fund a portion of our dividends with borrowings or from other sources. If we were to use working capital or permanent borrowings to fund dividends, we would have less cash and/or borrowing capacity available for future dividends and other purposes, which could negatively affect our financial condition, our results of operations, our liquidity and our ability to maintain or expand our business. Our board is free to depart from or change our dividend policy at any time and could do so, for example, if it were to determine that we had insufficient cash to take advantage of growth opportunities. In addition, our new credit facilities will contain limitations on our ability to pay dividends. See “Dividend Policy and Restrictions” and “Description of Certain Indebtedness—New Credit Facilities.” The reduction or elimination of dividends may negatively affect the market price of our common stock.

We have substantial indebtedness and may incur additional indebtedness in the future, which could restrict our ability to pay dividends.

Our ability to make distributions, pay dividends or make other payments will be subject to applicable law and contractual restrictions contained in the instruments governing any indebtedness of ours and our subsidiaries, including our new credit facilities. The degree to which we are leveraged on a consolidated basis could have important consequences to the holders of our common stock, including the following:

•	our ability in the future to obtain additional financing for working capital, capital expenditures or acquisitions may be limited;

•	a significant portion of our cash flow from operations is likely to be dedicated to the payment of the principal of and interest on our indebtedness, thereby reducing funds available for future operations, capital expenditures and/or dividends on our common stock;

•	we may be more vulnerable to economic downturns and be limited in our ability to withstand competitive pressures; and

•	we may have limited flexibility to plan for and react to changes in our business or strategy.

In addition, we may be able to incur substantial additional indebtedness in the future. Any additional debt incurred by us could increase the risks associated with our substantial leverage.

We are subject to restrictive debt covenants and other requirements related to our outstanding debt that limit our business flexibility by imposing operating and financial restrictions on our operations.

Covenants in the new credit facilities will impose significant operating and financial restrictions on us. These restrictions prohibit or limit, among other things:

•	the incurrence of additional indebtedness and the issuance of preferred stock and certain redeemable capital stock;

•	the payment of dividends on, and purchase or redemption of, capital stock;

•	a number of other restricted payments, including investments and acquisitions;

•	specified sales of assets;

•	specified transactions with affiliates;

•	the creation of a number of liens on our assets;

•	consolidations, mergers and transfers of all or substantially all of our assets;.

•	our ability to change the nature of our business; and

•	our ability to make capital expenditures.

These restrictions could limit our ability to obtain future financing, make acquisitions or fund capital expenditures, withstand downturns in our business or take advantage of business opportunities. Furthermore, we expect that the new credit facilities will also require us to maintain specified total leverage and fixed charge coverage ratios and satisfy specified financial condition tests, and may require us to make annual mandatory prepayments with a portion of our available cash. See “Description of Certain Indebtedness—New Credit Facilities.” Our ability to comply with the ratios or tests may be affected by events beyond our control, including prevailing economic, financial and industry conditions.

A breach of any of these covenants, ratios or tests could result in a default under the new credit facilities. Upon the occurrence of an event of default under the new credit facilities, the lenders could elect to declare all amounts outstanding under the new credit facilities to be immediately due and payable. If the lenders accelerate the payment of the indebtedness under the new credit facilities, our assets may not be sufficient to repay in full this indebtedness and our other indebtedness.

We may not be able to refinance our new credit facilities at maturity on favorable terms or at all.

We expect that our new credit facilities will mature in full in 2011. We may not be able to renew or refinance the new credit facilities, or any renewal or refinancing may occur on less favorable terms. If we are unable to refinance or renew our new credit facilities, our failure to repay all amounts due on the maturity date would cause a default under the new credit facilities. In addition, our interest expense may increase significantly if we refinance our new credit facilities on terms that are less favorable to us than the terms of our new credit facilities, which could impair our ability to pay dividends.

We will require a significant amount of cash, which may not be available to us, to service our debt, pay dividends and fund our other liquidity needs.

Our ability to make payments on, or to refinance or repay, our debt, to fund planned capital expenditures, to pay dividends and to expand our business will depend largely upon our future operating performance. Our future operating performance is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other factors that are beyond our control. Our business may not generate enough cash flow, or future borrowings may not be available to us under the new credit facilities or otherwise, in an amount sufficient to enable us to pay our debt, pay dividends or fund our other liquidity needs. If we are unable to generate sufficient cash to service our debt requirements, we will be required to refinance our new credit facilities. We may not be able to refinance any of our debt, including the new credit facilities, under such circumstances on commercially reasonable terms or at all. If we are unable to refinance our debt or obtain new financing under these circumstances, we would have to consider other options, including:

•	sales of certain assets to meet our debt service requirements;

•	sales of equity; and

•	negotiations with our lenders to restructure the applicable debt.

Our new credit facilities could restrict our ability to do some of these things. If we are forced to pursue any of the above options under distressed conditions, our business and/or the value of our common stock could be adversely affected.

Before this offering, there has been no public market for our common stock. This may cause volatility in the trading price of the common stock, which could negatively affect the value of your investment.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock will be determined by negotiations between us and the underwriters and may not be indicative of the market price for our common stock in the future. It is possible that an active trading market for our common stock will not develop or be sustained after the offering. Even if a trading market develops, the market price of our common stock may fluctuate widely as a result of various factors, such as period-to-period fluctuations in our operating results, sales of our common stock by principal stockholders, developments in the telecommunications industry, the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts, competitive factors, regulatory developments, economic and other external factors, general market conditions and market conditions affecting the stock of telecommunications companies in particular. Telecommunications companies have in the past experienced extreme volatility in the trading prices and volumes of their securities, which has often been unrelated to operating performance. Any such market volatility may have a significant adverse effect on the market price of our common stock.

Future sales, or the possibility of future sales, of a substantial amount of our common stock may depress the price of the shares of our common stock.

Future sales, or the availability for sale in the public market, of substantial amounts of our common stock could adversely affect the prevailing market price of our common stock, and could impair our ability to raise capital through future sales of equity securities.

Upon consummation of this offering, there will be 30,864,197 shares of common stock outstanding. Those shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act. The remaining 15,074,723 shares of common stock outstanding, including the shares owned by our existing equity investors, will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144. We and our existing equity investors have agreed to a “lock-up,” meaning that, subject to specified exceptions, neither we nor they will sell any shares without the prior consent of the representatives of the underwriters for 180 days after the date of this prospectus. Following the expiration of this 180-day lock-up period, all of these 15,074,723 shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. In addition, following this offering and the associated redemption of outstanding options that we intend to effect, members of our management and other employees will hold fully vested options to purchase a total of 1,485,879 shares of our common stock (1,252,435 shares if the underwriters’ over-allotment option is exercised in full). Finally, our existing equity investors and some members of management have certain registration rights with respect to the common stock that they will retain, or may acquire upon the exercise of options, following this offering. See “Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future.

We may issue shares of our common stock, or other securities, from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be significant. We may also grant registration rights covering those shares or other securities in connection with any such acquisitions and investments.

Your interests may conflict with those of our current shareholders with whom we conduct significant business.

Our largest shareholder, Iowa Network Services, Inc., currently holds 57.2% of our outstanding common stock, and we expect that following this offering, Iowa Network Services, Inc. will hold 27.9% of our outstanding common stock (or 23.5% if the underwriters exercise their over-allotment option in full). Iowa Network Services, Inc. is in the telecommunications business and provides long distance, wireless, dial-up and DSL Internet access and other services throughout Iowa which compete with certain aspects of our business to the extent permitted by the terms of non-competition arrangements between Iowa Network Services, Inc. and us. We anticipate that Iowa Network Services, Inc. will continue to compete with us in the future, and such competition may intensify following this offering and the related reduction in Iowa Network Services, Inc.’s equity interest in us. See “Related Party Transactions—Telecommunications Service Arrangements with Iowa Network Services, Inc.”

Iowa Network Services, Inc. is owned by 127 independent incumbent local exchange carriers, which each own between 0.32% and 3.17% of Iowa Network Services, Inc. These incumbent local exchange carriers provide telecommunications services in exchanges adjacent to or nearby our exchanges, sometimes in competition with services we provide. Competition with these incumbent local exchange carriers could intensify following this offering and the related reduction in Iowa Network Services, Inc.’s equity interest in us.

Our organizational documents could limit another party’s ability to acquire us and therefore could deprive our investors of the opportunity to obtain a takeover premium for their shares.

A number of provisions in our amended and restated articles of incorporation and amended and restated bylaws will make it difficult for another company to acquire us and, therefore, for you to receive any related takeover premium for your shares. For example, our amended and restated articles of incorporation provide for a classified board of directors, prohibit removal of directors without cause and authorize the issuance of preferred stock without shareholder approval and upon such terms as the board of directors may determine. The rights of the holders of shares of our common stock will be subject to, and may be adversely affected by, the rights of holders of any class or series of preferred stock that may be issued in the future.

We are also subject to laws that may have a similar effect. For example, federal and Iowa telecommunications laws and regulations generally prohibit a direct or indirect transfer of control over our business without prior regulatory approval. Section 490.1110 of the Iowa Business Corporation Act prohibits us from engaging in a business combination with an interested shareholder for a period of three years from the date the person became an interested shareholder unless certain conditions are met. The Iowa Business Corporation

Act also provides that only shareholders representing at least 50% of our shares entitled to vote may request that our board of directors call a special meeting of shareholders and that, in evaluating any acquisition offer, our board of directors may consider the interests of our employees, suppliers, creditors and customers, the interests of the communities in which we operate, and the long-term interests of our company and the shareholders, in addition to the financial interests of shareholders.

If you purchase shares of our common stock, you will experience immediate and substantial dilution.

Investors purchasing common stock in the offering will experience immediate and substantial dilution in the net tangible book value of their shares. At an initial public offering price of $19.00 per share (the mid-point of the range set forth on the cover page of the prospectus), dilution to new investors is $25.75 per share. Additional dilution will occur upon exercise of outstanding stock options. If we seek additional capital in the future, the issuance of shares of common stock or securities convertible into shares of common stock in order to obtain such capital may lead to further dilution of your equity investment. See “Dilution.”

Limitations on usage of our net operating losses, and other factors requiring us to pay cash taxes in future periods, may affect our ability to pay dividends to you.

The offering is expected to result in an “ownership change” for purposes of Section 382 of the Internal Revenue Code. As a result, our ability to use our substantial net operating losses to offset taxable income for taxable periods ending after the date of the offering will be limited. In addition, we currently are able to take significant deductions from taxable income associated with the amortization of intangibles through 2014. Consequently, in the future we may be required to pay cash income taxes because of limitations on using our net operating losses, or because all of our net operating losses have been used or have expired, or because our intangible assets have been fully amortized. Any of the foregoing would have the effect of increasing our taxable income and potentially reducing our after-tax cash flow available for payment of dividends in future periods, and may require us to reduce dividend payments on our common stock in such future periods.

Risks Relating to Our Business and Industry

Competition in the telecommunications industry could result in access line losses or reduce our customer base, possibly requiring that we lower our rates, increase marketing expenditures, invest in new technologies or capabilities or use discounting and promotional campaigns that adversely affect our margins.

We face actual or potential competition from other local service providers, including wireless service providers, who have entered and may continue to enter our service areas. Such competition has resulted in access line losses and decreasing revenues. In general, when we lose a customer to a competitor for local service we also lose that customer for all related services, such as long distance and Internet service, and may also lose the access charge revenues for that customer. We have interconnection agreements with 33 of the competitive local exchange carriers authorized to offer local service in our service area, of which five are authorized to provide service statewide and 23 are authorized to provide service only in specific exchanges or regions. In addition, six municipal telephone utilities operate as competitive local exchange carriers in some of our markets and we understand that other communities we serve may be evaluating the establishment of a municipal telephone utility.

Wireless providers also currently compete in most of our rural markets. We expect this competition to continue, and likely become more acute, in the future. We also compete, or may in the future compete, with companies that provide other close substitutes for the traditional telephone services we provide, like cable television, voice over Internet protocol, or satellite telecommunications services, and companies that might provide traditional telephone services over nontraditional network infrastructures, like electric utilities. We are subject to regulations, like those requiring us to provide number portability for wireless carriers, that reduce the barriers to entry faced by some providers of substitute services, and may be subject to other regulations favoring substitute services in the future. See “Business—Competition.”

We may in the future compete with the Iowa Communications Network or with a future purchaser of the assets now owned by the Iowa Communications Network.

The Iowa Communications Network, a state-owned limited use network with more than 3,000 miles of fiber optic cable extending into all 99 Iowa counties, and capable of providing a variety of voice, data and video communication services, currently is prohibited by state law from providing telephone service to parties other than school districts, higher education institutions, state and federal agencies, the United States Post Office, hospitals and physicians’ clinics and public libraries. The assets now owned by the Iowa Communications Network could be used to provide voice, data and video communications, and the state of Iowa has previously considered modifying state law to permit the sale of the Iowa Communications Network to a private party. A sale of the Iowa Communications Network or its assets, or a change in the law permitting broader use of the Iowa Communications Network, could provide additional competition for us. See “Business—Competition.”

We may continue to lose access lines due to economic conditions and competition.

Our business generates revenue by delivering voice and data services over access lines. We have experienced net access line loss due to challenging economic conditions and increased competition. Our total access line count declined by 0.5% from October 1, 2003 to September 30, 2004 (4.2% if we exclude lines served by our competitive local exchange carrier). We may continue to experience net access line losses in our markets for an unforeseen period of time. Continued access line losses could adversely affect our revenues and earnings. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Revenues—Access Line Trends.”

We may not be able to integrate future technologies, respond effectively to customer requirements or provide new services.

The communications industry is subject to rapid and significant changes in technology, frequent new service introductions and evolving industry standards. We cannot predict the effect of these technological changes on our business. New technologies and products may not be compatible with our existing technologies and systems. In addition, our existing technologies and systems may not be competitive with new superior technologies and products which may reduce service prices. These developments could require us to incur unbudgeted upgrades or the procurement of additional products that could be expensive. If we do not adequately replace or upgrade our technology and equipment that becomes obsolete, we may not be able to compete effectively. Technological changes in the communications industry may have a material adverse effect on our business or financial results. We may not be able to obtain timely access to new technology on satisfactory terms or incorporate new technology into our systems in a cost effective manner, or at all.

In addition to technological advances, other factors could require us to further expand or adapt our network, including an increasing number of customers, demand for greater data transmission capacity, failure of our technology and equipment to support operating results anticipated in our business plan and changes in our customers’ service requirements. Expanding or adapting our network could require substantial additional financial, operational and managerial resources, any of which may not be available to us.

Network disruptions could adversely affect our operating results.

To be successful, we will need to continue providing our customers with a high capacity, reliable and secure network. Some of the risks to our network and infrastructure include:

•	physical damage to access lines;

•	power loss from, among other things, adverse weather conditions;

•	capacity limitations;

•	software and hardware defects;

•	breaches of security, including sabotage, tampering, computer viruses and break-ins; and

•	other disruptions that are beyond our control.

Disruptions or system failures may cause interruptions in service or reduced capacity for customers. If service is not restored in a timely manner, agreements with our customers or service standards set by the Iowa Utilities Board may obligate us to provide credits or other remedies, and this would reduce our revenues or increase our costs. Service disruptions could also damage our reputation with customers, causing us to lose existing customers or have difficulty attracting new ones.

We may not be able to maintain the necessary rights-of-way for our network.

We are dependent on rights-of-way and other permits from railroads, utilities, state highway authorities, local governments and transit authorities to install conduit and related telecommunications equipment for any expansion of our network. We may need to renew current rights-of-way for our network and cannot assure you that we would be successful in renewing these agreements on acceptable terms. Some of our agreements may be short-term, revocable at will, or subject to termination upon customary default provisions, and we may not have access to existing rights-of-way after they have expired or terminated. If any of these agreements were terminated or could not be renewed, we may be required to remove our existing facilities from under the streets or abandon our networks. Similarly, we may not be able to obtain right-of-way agreements on favorable terms, or at all, in new service areas, and, if we are unable to do so, our ability to expand our network, if we decide to do so, could be impaired.

We may incur expenses in connection with potential contamination recently discovered near one of our diesel storage tanks.

On October 29, 2004, we discovered that groundwater near our underground diesel fuel storage tank located in our Mount Pleasant, Iowa facility contained levels of Total Extractable Hydrocarbons for diesel and waste oil that exceeded the Tier 1 target levels established by the Iowa Department of Natural Resources. We have engaged an environmental engineer in order to further investigate the cause of these elevated chemical levels, the scope of any potential contamination, and what, if any, remedial activities will be required. These investigations are in a very preliminary stage and further tests are required. At this time, we do not know if the contamination will require remedial action or if our diesel fuel storage tank is the source of the contamination. If remedial action is required, the costs of such activities, if any, may be borne by us since we do not have insurance that covers these expenses. However, based on currently available information, we do not believe that any expense relating to this issue will result in a material adverse effect on our financial condition.

The successful operation and growth of our business are dependent on economic conditions and population stability in Iowa.

Virtually all of our customers and operations are located in Iowa. Due to our geographical concentration, the successful operation and growth of our businesses is dependent on economic conditions in Iowa. The Iowa economy, in turn, is dependent upon many factors, including the strength of the agricultural economy and continued growth in manufacturing and service industries.

The economies of rural communities, such as those that we serve, are affected by many of the same factors as the Iowa economy in general. In addition, rural communities face additional challenges to their economic stability and growth. The populations of many rural communities in Iowa, particularly smaller towns, generally have been declining. Limited capital availability may hinder the growth of rural businesses. Any deterioration in general economic conditions in Iowa is likely to result in lower demand for our services, which would reduce our revenues.

Our competitive local exchange carrier strategy may adversely affect our profitability and EBITDA.

We intend to expand our operations in both telephone and Internet services through our competitive local exchange carrier subsidiary into areas adjacent to our incumbent local exchange carrier territory. As of

September 30, 2004, we had approximately 12,500 competitive local exchange carrier access lines in 18 exchanges, as well as DSL Internet access service in three exchanges. We intend to expand into additional markets and to invest approximately $2 million in our competitive local exchange carrier operations in 2004, principally to fund operating losses during this expansion phase. Our competitive local exchange carrier business will incur losses during this expansion period and may also require additional funding for capital expenditures. Our competitive local exchange carrier business lost $0.4 million in 2003 and $1.3 million in the nine months ended September 30, 2004. Competitive local exchange carrier profitability is contingent on obtaining customers from the incumbent local exchange service provider in a cost-effective manner. Either an incumbent provider or another competitive local exchange carrier may diminish our profitability by expanding its marketing efforts or offering additional products.

We face risks associated with our strategy of growth through acquisitions.

Any future acquisitions will depend on our ability to identify suitable acquisition candidates, negotiate acceptable terms for their acquisition and finance those acquisitions before our competitors. In addition, future acquisitions by us could result in the incurrence of indebtedness or contingent liabilities, which could have a material adverse effect on our business and our ability to achieve sufficient cash flow, provide adequate working capital and service our indebtedness. Any future acquisitions could also expose us to increased risks, including:

•	the difficulty of integrating the acquired personnel, network, operations and other support systems;

•	the potential disruption of our ongoing business and diversion of resources and management time;

•	the inability to generate revenues from acquired businesses sufficient to offset acquisition costs;

•	the inability of management to maintain uniform standards, controls, procedures and policies;

•	the risks of entering markets in which we have little or no direct prior experience;

•	the difficulty in enhancing our customer support resources to adequately service our existing customers and acquired customers; and

•	the impairment of relationships with suppliers, employees, or unions as a result of changes in management of the acquired company.

Any future acquisitions of access lines will likely be subject to prior approvals from the Federal Communications Commission and the Iowa Utilities Board or other applicable state regulatory commissions. We may not be able to obtain such approvals, in which case the acquisition could be delayed or not consummated.

We may not be successful in efficiently managing the growth of our business.

Our business plan will, if successfully implemented, result in growth of our operations, which may place a significant strain on our management, financial and other resources. To achieve and sustain growth we must, among other things, monitor operations, control costs, maintain regulatory compliance, maintain effective quality controls and maintain adequate internal management, technical, provisioning, information, billing, customer service and accounting systems. We may not be able to successfully integrate and use the employee, management, operational and financial resources necessary to manage a developing and expanding business in an evolving, regulated and increasingly competitive industry.

Our relationships with other telecommunications companies are material to our operations and their financial difficulties may affect our business.

We originate and terminate calls for long distance carriers and other interexchange carriers over our network and for that service we receive payments called access charges. Some of the carriers that pay us these access charges are our largest customers in terms of revenues. Several such carriers have recently declared bankruptcy or are experiencing substantial financial difficulties. During the past two or three years, two major long distance carriers with which we conduct business, MCI WorldCom and Global Crossing, declared bankruptcy. Our inability to collect access charges from these bankrupt or financially distressed carriers has had a negative effect on our financial results and cash flows, as would any subsequent bankruptcies or disruptions in the businesses of these or other interexchange carriers. Our ability to collect past due amounts of access billings from carriers is hampered by federal and state regulations governing these business relationships.

We use many vendors and suppliers that derive significant amounts of business from customers in the telecommunications business. Associated with the difficulties facing many service providers, some of these vendors and suppliers recently have experienced substantial financial difficulties, in some cases leading to bankruptcies and liquidations. Any disruptions experienced by these vendors and suppliers as a result of their own financial difficulties may affect their ability to deliver products or services to us, and delays in such deliveries could have an adverse affect on our business.

We face risks associated with our reliance on our information and billing systems.

We currently rely on a combination of internal systems and licenses with third party vendors for our information and billing systems. These systems are vital to our growth and ability to monitor and control costs, bill customers, process orders, and provide customer service. If our information and billing systems fail or do not perform as expected, our ability to collect revenues, provide adequate customer service and accurately track our expenses and revenues would be impaired, with potentially materially adverse effects on our business and operations. In particular, we have recently switched to a new customer billing system purchased from a third party vendor who was the provider of our previous billing system. If we experience significant difficulties in the installation, use or reliability of this new system, or if it does not perform as expected, we would be at risk of suffering the adverse effects just mentioned. In addition, if our third party vendors cancel or do not renew our license agreements, we could face disruption in our operations, as well as unforeseen expense for obtaining suitable replacement services from other vendors.

We depend on key members of our senior management team.

Our success depends largely on the skills, experience and performance of key members of our senior management team, including Alan L. Wells, our President and CEO. Mr. Wells has an employment agreement with us which expires on December 31, 2005. Mr. Wells receives two years severance if we do not enter into a new employment agreement with him prior to the end of the term of his current employment agreement. We and Mr. Wells expect to enter into a new agreement prior to the expiration of his current employment agreement. Competition for senior management in our industry is intense and we may have difficulty retaining our current managers or attracting new managers in the event of termination or resignation.

Risks Related to Our Regulatory Environment

Our business is subject to extensive regulation that could change in a manner adverse to us.

We operate in a heavily regulated industry, and most of our revenues come from providing services regulated by the Federal Communications Commission, or FCC, and the Iowa Utilities Board. Federal and state communications laws may be amended in the future, and other laws may affect our business. The FCC and the Iowa Utilities Board may add new rules, amend their rules or change the interpretation of their rules at any time. Laws and regulations applicable to us and our competitors may be, and have been, challenged in the courts, and could be changed at any time. We cannot predict future developments or changes to the regulatory environment, or the impact such developments or changes would have on us. See “Regulation.”

Regulatory decisions relating to unbundling and pricing of network services may have an adverse effect on us.

The FCC requires incumbent local exchange carriers to unbundle elements of their networks and provide these unbundled network elements to competitive local exchange carriers based on a forward-looking cost methodology. Our competitive local exchange carrier obtains unbundled network elements to compete with Qwest in markets where Qwest is the incumbent provider. In February 2003, the FCC revised its rules to eliminate some unbundling requirements for new broadband and packet-switching facilities and to require state commissions, such as the Iowa Utilities Board, to initiate proceedings to determine whether to discontinue specific unbundling obligations of incumbent local exchange carriers, like Iowa Telecom, and any incumbent local exchange carrier that provides unbundled network elements to our competitive local exchange carrier subsidiary. The revised rules have been, in part, vacated by an appellate court and remanded to the FCC for further consideration. If the FCC adopts rules that do not require incumbent local exchange carriers to unbundle elements of their networks, our competitive local exchange carrier could be impaired because it might have to build or acquire facilities at higher cost than it does today. We cannot predict the response of the FCC and Iowa Utilities Board to the judicial decision. Further, the FCC is also considering revisions to its rules that govern the rates incumbent local exchange carriers must charge for providing unbundled network elements to competitive local exchange carriers, which could result in a reduction of the earnings of our incumbent local exchange carrier or competitive local exchange carrier operations depending on whether the revisions will increase or decrease unbundled network elements prices. We cannot predict what network elements incumbent local exchange carriers will be required to provide or what rates incumbent local exchange carriers will be required to charge in the future.

Judicial review and FCC decisions pursuant to the federal Telecommunications Act of 1996 may adversely affect our business.

The Telecommunications Act of 1996, or the Telecom Act, provides for significant changes and increased competition in the telecommunications industry. This federal statute and its related regulations remain subject to judicial review and additional rulemakings of the FCC, thus making it difficult to predict what effect the legislation will have on us, our operations and our competitors. For example, the FCC recently required carriers to provide consumers with number portability when they move their service from landline to wireless carriers and it is considering changes to intercarrier compensation applicable to wireless providers and other local exchange carriers that could adversely affect the access revenues of our incumbent local exchange carrier and competitive local exchange carrier operations, and the manner in which we will be compensated for terminating calls originating on other carriers’ networks and compensate other carriers for handling calls that originate on our network. The FCC is also examining its universal service policies, including policies with respect to both contribution and disbursement, that could have an effect on the amount and timing of our receipt of universal service funds for switching support. Further, many FCC telecommunications decisions are subject to substantial judicial review and delay. These delays and related litigation create uncertainty over federal policies and rules, and may affect our business plans, investments and operations.

New regulations and changes in existing regulations may force us to incur significant expenses.

Our business may be adversely affected by laws and regulations that impose new or greater obligations related to assisting in law enforcement, bolstering homeland security, reducing environmental impacts, or other aspects of our business. For example, existing provisions of the Communications Assistance for Law Enforcement Act and FCC regulations implementing the Communications Assistance for Law Enforcement Act require telecommunications carriers to ensure that their equipment, facilities, and services are able to facilitate authorized electronic surveillance. We cannot predict whether and when the FCC might modify such regulations or any other rules, or what compliance with new rules might cost. Similarly, we cannot predict whether or when federal or state legislators or regulators might impose new security, environmental or other obligations on our business.

Changes to laws and regulations to which we are subject, and the introduction of new technologies, including voice-over-Internet protocol, may result in loss or reduction of revenues from network access charges.

Access charges, which are intended to compensate us for providing other carriers with originating, terminating or transport services for their calls on our local network, accounted for approximately 44% of our revenues in 2003. Access charges are collected as fees charged to providers of long distance services, fees charged to business and residential customers, and fees charged to wireless providers and other local exchange carriers for originating and terminating their interexchange calls.

Large long distance providers have advocated in the past, and may continue to advocate in the future, that access charges they are required to pay should be reduced and the revenues replaced, perhaps only in part, by raising the fees charged to business and residential customers or by receipts from a universal service fund. Access charge reform is a key element of the universal service issues under review by state and federal regulators and legislators. We cannot predict whether or when action may be taken on any of these issues, or what effect any action may have on revenues and costs of our incumbent local exchange carrier and competitive local exchange carrier operations.

The emerging technology known as voice-over-Internet protocol can be used to carry user-to-user voice communications over dial-up or broadband service. The FCC has ruled that some voice-over-Internet protocol arrangements are not regulated as telecommunications services, but that a conventional telephone service that uses Internet protocol in its backbone is a telecommunications service. The FCC has initiated a proceeding to review the regulatory status of voice-over-Internet protocol services and the possible application of various regulatory requirements, including the payment of access charges, to voice-over-Internet protocol providers. Providers of voice-over-Internet protocol-based services that are classified as enhanced services are not required to pay access charges at the present time. Expanded use of voice-over-Internet protocol technology could reduce the access revenues received by local exchange carriers like us. We cannot predict whether or when voice-over-Internet protocol providers may be required to pay or be entitled to receive access charges, or the extent to which users will substitute voice-over-Internet protocol calls for traditional wireline communications.

As the incumbent local exchange carrier in our service areas, we are subject to regulation that is not applicable to our competitors.

Federal and state rules impose obligations and limitations on us, as an incumbent local exchange carrier, that are not imposed on some of our competitors. Federal obligations require us to, among other things, share facilities, allow unbundled access to our network and resale of our services purchased at wholesale rates, file tariffs for access charges, maintain certain types of accounts, and file certain types of reports. Similarly, Iowa law, among other things, imposes accounting and reporting requirements and service obligations on us that do not exist for our competitors. In addition, in Iowa we operate under a statutory price regulation plan that, with regard to our basic local exchange services and certain regulated non-basic services, imposes obligations and restrictions on us that are not generally imposed on our competitors. As our business becomes increasingly competitive, these regulatory disparities could impede our incumbent local exchange carrier business’s ability to compete in the marketplace, which, in turn, could have a material adverse effect on our business. See “Regulation.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements in this prospectus other than statements of historical fact are “forward-looking statements.” Some of the statements under the captions “Prospectus Summary,” “Risk Factors,” “Dividend Policy and Restrictions,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus may include forward-looking statements which reflect our current views with respect to future events and financial performance. Statements which include the words “may,” “estimate,” “continue,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate” and similar statements of a forward-looking nature identify forward-looking statements. The safe harbor provided by the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with this offering.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, all forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. We believe that these factors include the following:

•	technological developments and changes in the telecommunications industry;

•	increased price and service competition;

•	changes in federal and state legislation and the rules and regulations enacted pursuant to that legislation;

•	regulatory limitations on our ability to change our pricing for communications services;

•	possible changes in the demand for our products and services; and

•	the matters described under “Risk Factors.”

In addition to these factors, actual future performance, outcomes and results may differ materially from those indicated in our forward-looking statements because of other, more general factors, including (without limitation):

•	changes in general industry and market conditions and growth rates;

•	changes in interest rates or other general national, regional or local economic conditions;

•	governmental and public policy changes;

•	changes in accounting policies or practices adopted voluntarily or as required by GAAP; and

•	the continued availability of financing in the amounts, or the terms, and subject to the conditions necessary to support our future business.

All forward-looking statements appearing in this prospectus speak only as of the date of this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

We estimate that we will receive total net proceeds from this offering of approximately $141.6 million, after deducting underwriting discounts and commissions and other offering-related expenses. We will use our net proceeds from this offering, together with our $537.7 million of borrowings under the new credit facilities (plus an additional $2.4 million under the new revolving credit facility if the underwriters’ over-allotment option is exercised in full), as follows:

•	$565.5 million to repay in full our indebtedness under our existing credit facility, which amount is equal to the $615.5 million of term debt that will be outstanding under our existing credit facility when this offering closes, less $50.0 million of subordinated capital certificates previously issued to us by the Rural Telephone Finance Cooperative which will be redeemed upon such repayment;

•	$23.8 million to pay fees and expenses associated with the repayment of the existing credit facility and the establishment of the new credit facilities;

•	$7.8 million to invest in subordinated capital certificates to be issued to us by the Rural Telephone Finance Cooperative in connection with our borrowing under Term Loans C and D;

•	$68.0 million to repay in full our indebtedness of $66.0 million and an associated redemption premium of $2.0 million under the 2007 term notes;

•	$6.6 million to pay interest that we estimate will have accrued on the existing credit facility and the 2007 term notes through the closing date of this offering; and

•	$7.6 million associated with our redemption following the closing of this offering of a portion of outstanding options to purchase shares of common stock held by management and other employees ($10.0 million if the underwriters’ over-allotment option is exercised in full). See “Management—Stock Incentive Plan.”

We will not receive any of the proceeds from the existing equity investors’ sale of 7,526,316 shares of common stock in the offering, nor will we receive any proceeds from the sale of shares by our existing equity investors pursuant to the option they have granted the underwriters to purchase from them up to 2,368,421 shares of common stock to cover over-allotments. However, if this over-allotment option is exercised, we will use up to $2.4 million of additional borrowing under the new revolving credit facility to redeem additional options held by management and other employees. See “Prospectus Summary—Management Equity Ownership.”

The term debt under our existing credit facility consists of a Tranche A term loan and a Tranche B term loan. The Tranche A term loan balance of $115.5 million at September 30, 2004 bears interest at the annual rate of LIBOR plus 3% (4.75% at September 30, 2004). The Tranche A term loan is scheduled to mature on March 31, 2007. The annual interest rate on $475.0 million of borrowings under our Tranche B term loan is 8.85% through August 2005 and variable thereafter, and the annual interest rate on the remaining $25.0 million of borrowings under our Tranche B term loan is variable (6.4% at September 30, 2004). The Tranche B term loan is scheduled to mature on March 31, 2015. We had $3.0 million of borrowings at September 30, 2004, and currently have no borrowings under our existing revolving credit facility, which is scheduled to expire in June 2005.

The 2007 term notes bear interest at a floating rate per annum, reset quarterly, equal to LIBOR plus 925 basis points (with LIBOR deemed never less than 1.5%), and are scheduled to mature on March 26, 2007. The 2007 term notes currently bear interest at 11.23%. We used the $66.0 million of proceeds from the sale of the 2007 term notes, together with cash on hand, to redeem all of our old preferred stock on March 26, 2004.

DIVIDEND POLICY AND RESTRICTIONS

General

Our board of directors has adopted a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures as regular quarterly dividends to our stockholders, rather than retaining all of such cash for other purposes. This policy reflects our judgment that our stockholders would be better served if we distributed to them such substantial portion of the cash generated by our business.

We believe that our dividend policy will limit, but not preclude, our ability to pursue growth. If we continue paying dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing to fund significant acquisitions or to pursue growth opportunities requiring capital expenditures significantly beyond our current expectations. However, we intend to retain sufficient cash after the distribution of dividends to permit the pursuit of growth opportunities that do not require material capital investment. For further discussion of the relationship of our dividend policy to our ability to pursue potential growth opportunities, see “—Assumptions and Considerations” below.

In accordance with our dividend policy, we currently intend to pay an initial dividend of $             per share on or about January 15, 2005 and to continue to pay quarterly dividends at an annual rate of $1.62 per share for the first full year following the closing of this offering.

In determining our expected initial dividend level, we reviewed and analyzed, among other things:

•	our operating and financial results in recent years, including in particular the fact that our Adjusted EBITDA was $116.0 million in 2001; $119.3 million in 2002; $125.8 million in 2003; and $139.5 million in the twelve months ended September 30, 2004 (which included the recognition, as a result of our rate settlement agreement with the Iowa Utilities Board in April 2004, of $6.0 million of revenues that we had collected in prior periods subject to refund pending such agreement);

•	the effect on our net income and Adjusted EBITDA of the reduction in our receipt of patronage capital dividends from the Rural Telephone Finance Cooperative that will occur as a result of repaying our existing credit facility;

•	the effect on our net income and Adjusted EBITDA of our pending sales of approximately 800 and 2,200 access lines, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenues—Access Line Trends—Exchange Sales;”

•	our anticipated capital expenditure requirements;

•	our expected other cash needs, primarily related to working capital requirements;

•	the terms of our debt instruments, including our new revolving credit facility;

•	other potential sources of liquidity, including working capital and the possibility of asset sales; and

•	various other aspects of our business.

However, as described more fully below, you may not receive any dividends, as a result of the following factors:

•	we may not have enough cash to pay dividends due to changes in our operating earnings, working capital requirements and anticipated cash needs;

•	nothing requires us to pay dividends;

•	while the dividend policy adopted by our board of directors contemplates the distribution of a substantial portion of our cash available to pay dividends, our board could modify or revoke this policy at any time;

•	even if our dividend policy is not modified or revoked, the actual amount of dividends distributed under the policy and the decision to make any distribution will remain at all times entirely at the discretion of our board of directors;

•	the amount of dividends that we may distribute is limited by restricted payment and leverage covenants in our new credit facilities and, potentially, the terms of any future indebtedness that we may incur;

•	the amount of dividends that we may distribute is subject to restrictions under Iowa law; and

•	our stockholders have no contractual or other legal right to dividends.

We have no history of paying dividends out of our cash flow. Dividends on our common stock are not cumulative.

Minimum Adjusted EBITDA

We do not as a matter of course make public projections as to future sales, earnings, or other results. However, our management has prepared the estimated financial information set forth below to present the estimated cash available to pay dividends based on estimated minimum Adjusted EBITDA. The accompanying estimated financial information was not prepared with a view toward complying with the Public Company Accounting Oversight Board guidelines with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, our expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the estimated financial information.

Neither our independent registered public accounting firm nor any other independent registered public accounting firm has compiled, examined, or performed any procedures with respect to the estimated financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the estimated financial information.

The assumptions and estimates underlying the estimated financial information below are inherently uncertain and, though considered reasonable by our management as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties, including those described under “Risk Factors.” Accordingly, there can be no assurance that the estimated financial information is indicative of our future performance or that the actual results will not differ materially from the estimated financial information presented below.

We believe that, in order to fund dividends on our common stock for the year following this offering at the level described above solely from cash generated by our business, our Adjusted EBITDA for the year following the offering would need to be at least $110.5 million. As described under “Assumptions and Considerations” below, we believe that our minimum Adjusted EBITDA for the year following the closing of this offering will be at least $110.5 million and we have determined that our assumptions as to capital expenditures, cash interest expense, income taxes, working capital and availability of funds under our new revolving credit facility are reasonable. We have also determined that if our Adjusted EBITDA for such period is at or above this level, we would be permitted to pay dividends at the level described above under the expected fixed charge coverage and total leverage covenants in our new credit facilities.

The following table sets forth our calculation illustrating that $110.5 million of Adjusted EBITDA would be sufficient to fund dividends at the above level for the first full year following the closing of the offering and would satisfy the expected fixed charge coverage and total leverage covenants in our new credit facilities.

Amount
(dollars in thousands)
Estimated Cash Available to Pay Dividends on Common Stock Based On Minimum Adjusted EBITDA
Minimum Adjusted EBITDA(1)	$110,462
Less:
Estimated non-cash interest and dividend income(2)	(116)
Estimated capital expenditures(3)	(29,500)
Estimated cash interest expense on new credit facilities(4)	(30,846)
Estimated cash income taxes(5)	—

Estimated cash available to pay dividends on outstanding common stock(6)	$50,000
Estimated total leverage ratio derived from the above(7)	4.76x
Estimated fixed charge coverage ratio derived from the above(8)	3.58x

The following table illustrates, for our fiscal year ended December 31, 2003 and for the twelve months ended September 30, 2004, the amount of cash that would have been available for distribution to our common stockholders, assuming, in each case, that the offering had been consummated at the beginning of such period, subject to the assumptions described in the table.

	Year Ended December 31, 2003	Twelve Months Ended September 30, 2004(9)
	(in thousands)
PRO FORMA CASH AVAILABLE TO PAY DIVIDENDS
Net Income	$28,081	$38,706
Income Taxes	—	—
Interest Expense	51,838	53,381
Depreciation and amortization	45,849	47,458

EBITDA	125,768	139,545
Non-recurring fees and expenses related to securities offerings, investments and acquisitions	—	—
Unrealized gains (losses) on financial derivatives	—	—
Non-cash equity based compensation expense	—	2
Cumulative effect of change in accounting principle	—	—
Other non-cash losses (gains)	—	—
Loss (gain) on disposal of assets	—	—

ADJUSTED EBITDA	125,768	139,547
Non-cash interest and dividend income	(1,085)	(1,379)
Estimated cash interest expense on new credit facilities(10)	(30,846)	(30,846)
Capital expenditures(11)	(23,761)	(31,832)
Estimated additional public company costs(12)	(2,000)	(2,000)
Cash income taxes	—	—

CASH AVAILABLE TO PAY DIVIDENDS	$68,076	$73,490

(1)	In comparing our estimated minimum Adjusted EBITDA to our historical Adjusted EBITDA, our historical Adjusted EBITDA does not include approximately $2.0 million in incremental ongoing expenses associated with being a public issuer, including estimated incremental audit fees, director and officer liability insurance premiums, expenses relating to stockholders’ meetings, printing expenses, investor relations expenses, additional filing fees, registrar and transfer agent fees, directors’ fees, additional legal fees, listing fees and miscellaneous fees.

(2)	Consists of estimated non-cash portion of estimated annual patronage capital dividend from the Rural Telephone Finance Cooperative. This estimate is based on the most recent Rural Telephone Finance Cooperative patronage dividend rate, applied to our anticipated borrowings under Term Loans C and D of our new term facilities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt and Revolving Credit Facilities—Subordinated Capital Certificates.”

(3)	The majority of our capital expenditures relate to our telecommunications network. For the twelve months ended September 30, 2004, our capital expenditures were approximately $31.8 million. We expect capital expenditures for fiscal 2004 to be approximately $34.9 million and then to decline to approximately $29.5 million in 2005. The expected increase in capital expenditures for 2004 over 2003 is due primarily to the terms of our settlement agreement with the Iowa Utilities Board, and will be funded primarily by increased revenues we expect to receive as a result of the settlement. The expected decrease in capital expenditures from 2004 to 2005 is also related to the terms of the settlement agreement with the Iowa Utilities Board. The settlement agreement allowed us to increase billings to our customers and requires a significant portion of the resultant additional revenues to be spent on network improvements.

Among other initiatives, we will invest in network technology upgrades in the form of switch upgrades and replacements and the installation of fiber cable; the further deployment of DSL capacity throughout our service area; and upgrades in our central offices. Capital expenditures in 2004 are expected to include a portion of the increase that was billed prior to 2004, subject to refund, and a portion of those revenues billed in 2004. Capital expenditures for 2005 are expected to include a portion of the increase billed in 2005. The amount of the increase to be billed in 2005 is expected to be less than the total amount of the increase expected to be billed in 2004 and prior periods combined. We do not expect that capital expenditures will vary significantly on an annual basis after 2005.

Because our capital expenditures are established to a significant degree by our settlement agreement with the Iowa Utilities Board, which does not distinguish between “maintenance” and “growth” capital expenditures, we do not believe it is meaningful to distinguish between these two types of capital expenditures for purposes of estimating cash available to pay dividends. For a more detailed discussion of our capital expenditures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Used in Investing Activities.”

(4)	Assumes interest at current rates, estimated as 5.85%, on $477.8 million outstanding borrowings under the new term facilities, 4.50% on the $59.9 million outstanding balance under the new $100.0 million revolving credit facility and 0.50% commitment fee on an average unused balance of $40.1 million under the new revolving credit facility. On November 4, 2004 we entered into an interest rate swap agreement with Canadian Imperial Bank of Commerce that effectively fixes the interest rate we will pay on specified portions of the $400.0 million Term Loan B component of our new credit facilities. Pursuant to this swap, from November 5, 2004 through December 30, 2007 the interest rate on $350.0 million of our indebtedness under Term Loan B will be fixed; from December 31, 2007 through December 30, 2008 the interest rate on $285.3 million of such indebtedness will be fixed; and from December 31, 2008 through November 4, 2009 the interest rate on $142.7 million of such indebtedness will be fixed.

(5)	We do not expect to have to pay any cash income taxes during the year following the closing of this offering, after giving effect to this offering, our entry into the new credit facilities and the use of proceeds from such transactions and assuming $110.5 million of Adjusted EBITDA. Specifically, we anticipate that we will not have any taxable income for the taxable year 2005, assuming $110.5 million of Adjusted EBITDA. We may be required to pay cash income taxes in future taxable periods, which would reduce our after-tax cash flow available for payment of dividends and may require us to reduce dividend payments on our common stock in such future periods. Furthermore, if our Adjusted EBITDA is greater than $110.5 million, we may be required to pay alternative minimum tax cash income taxes for taxable year 2005 as well. However, we believe that any such payments should not affect our ability to pay dividends at the rates above for the year following the closing of the offering.

(6)	The table below sets forth the assumed number of outstanding shares of common stock upon the closing of this offering and the estimated per share and aggregate dividend amounts payable on such shares during the year following the closing of this offering.

	Number of Shares	Dividends
		Per Share	Aggregate
			(in thousands)
Estimated dividends on our outstanding common stock	30,864,197	$1.62	$50,000

Assuming all options remaining outstanding following this offering are exercised, the aggregate dividend amounts payable during the year following the closing of this offering would be approximately $51.4 million (approximately $51.2 million if the over-allotment option is exercised in full).

(7)	Total leverage ratio is calculated as adjusted total debt (defined as total debt minus the sum of Rural Telephone Finance Cooperative subordinated capital certificates we own and an amount of cash and cash equivalents up to $ ) divided by Adjusted EBITDA. We expect that under the new credit facilities, we may only pay dividends if our total leverage ratio for the most recently ended fiscal quarter is equal to or less than :1.0.

(8)	Fixed charge coverage ratio is calculated as Adjusted EBITDA divided by the sum of cash interest expense and cash taxes paid or payable. We expect that it will be an event of default under the new credit facilities if our fixed charge coverage ratio for the four-quarter period ended on the last day of any fiscal quarter is less than :1.0.

(9)	Includes the recognition, as a result of our rate settlement agreement with the Iowa Utilities Board in April 2004, of $6.0 million of revenues that we had collected in prior periods subject to refund pending such agreement. Does not give effect to the reduction in patronage capital dividends to be received from the Rural Telephone Finance Cooperative, as a result of the repayment of our existing credit facility. The estimated reduction of patronage dividends is $4.2 million, of which $1.3 million is the estimated non-cash portion and $2.9 million is the estimated cash portion. See note (e) to our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus.

(10)	Reflects our anticipated cash interest expense under our new credit facilities. Accordingly, assumes interest at current rates, estimated as 5.85% average interest on $477.8 million outstanding borrowings under the new term facilities, 4.50% on the $59.9 million outstanding balance under the new $100.0 million revolving credit facility and 0.50% commitment fee on an average unused balance of $40.1 million under the new revolving credit facility.

(11)	Consists of capital expenditures of $23.8 million and $31.8 million for the year ended December 31, 2003 and the twelve months ended September 30, 2004, respectively. The majority of our capital expenditures relate to our telecommunications network. For a more detailed discussion of our capital expenditures, see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources—Cash Used in Investing Activities.”

(12)	Consists of estimated incremental audit fees, director and officer liability insurance premiums, expenses relating to stockholders’ meetings, printing expenses, investor relations expenses, additional filing fees, registrar and transfer agent fees, directors’ fees, additional legal fees, listing fees and miscellaneous fees.

Assumptions and Considerations

Based on a review and analysis conducted by our management and our board of directors, we believe that our minimum Adjusted EBITDA for the first full year following the closing of this offering will be at least $110.5 million, and we have determined that the assumptions in the above tables as to capital expenditures, cash interest expense, income taxes, working capital and availability of funds under our new revolving credit facility are reasonable. We considered numerous factors in establishing our belief concerning the minimum Adjusted EBITDA required to support our dividend policy and our belief that our minimum Adjusted EBITDA for the first full year following the offering will be $110.5 million, including the following factors:

•	Our Adjusted EBITDA for the twelve-month period ended September 30, 2004 was $139.5 million (which included the recognition, as a result of our rate settlement agreement with the Iowa Utilities Board in April 2004, of $6.0 million of revenues that we had collected in prior periods subject to refund pending such agreement).

•	For fiscal years 2003, 2002 and 2001, our Adjusted EBITDA was $125.8 million, $119.3 million and $116.0 million, respectively.

•	For fiscal years 2003 and 2002 and for the twelve months ended September 30, 2004, we incurred $23.8 million, $19.4 million and $31.8 million, respectively, in capital expenditures. We expect capital expenditures for fiscal 2004 to be approximately $34.9 million and then decline to approximately $29.5 million in the year following this offering. This increase in expected capital expenditures over 2003 is due in part to the terms of our settlement agreement with the Iowa Utilities Board, and will be funded primarily by increased revenues we expect to receive as a result of the settlement. We do not expect that capital expenditures will vary significantly on an annual basis.

•	While our working capital balances varied over the past three years, there has not been a trend toward material working capital growth over that period.

•	We have analyzed the impact of our intention to pay dividends at the level described above on our operations and performance in prior years and have determined that our new revolving credit facility would have had sufficient capacity to finance any fluctuations in working capital and other cash needs, including the payment of dividends at the levels described above. We currently do not intend to borrow under our new revolving credit facility to pay dividends.

We have also assumed:

•	that our general business climate, including such factors as consumer demand for our services, the level of competition we experience and our regulatory environment, will remain consistent with previous periods; and

•	the absence of extraordinary business events, such as new industry-altering technological developments or adverse regulatory developments, that may adversely affect our business, results of operations or anticipated capital expenditures.

If our Adjusted EBITDA for the first year following the closing were to fall below the $110.5 million level (or if our assumptions as to capital expenditures or interest expense are too low, our assumptions as to the sufficiency of our new revolving credit facility to finance our working capital needs prove incorrect, or if other assumptions stated above were to prove incorrect), we may need to either reduce or eliminate dividends or, to the extent we were permitted to do so under the new credit facilities, to fund a portion of our dividends with borrowings or from other sources. If we were to use working capital or permanent borrowings to fund dividends, we would have less cash and/or borrowing capacity available for future dividends and other purposes, which could negatively impact our financial condition, our results of operations, our liquidity and our ability to maintain or expand our business. In addition, to the extent we finance capital expenditures with indebtedness, we will begin to incur incremental debt service obligations.

We cannot assure you that our Adjusted EBITDA will in fact equal or exceed the minimum level set forth above, and our belief that it will equal or exceed such level is subject to all of the risks, considerations and factors identified in other sections of this prospectus, including those identified in the section entitled “Risk Factors.”

As noted above, we have estimated our initial dividend level and the minimum Adjusted EBITDA required to pay dividends at that level only for the first full year following the closing. Moreover, we cannot assure you that we will pay dividends during or following such period at the level estimated above, or at all. Dividend payments are within the absolute discretion of our board of directors and will be dependent upon many factors and future developments that could differ materially from our current expectations. Over time, our capital and other cash needs will invariably be subject to uncertainties, which could affect the level of any dividends we pay in the future.

In accordance with our dividend policy, we intend to distribute, as dividends to our stockholders, a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on indebtedness and capital expenditures. We believe that our dividend policy will limit, but not preclude, our ability to pursue growth. If we continue paying dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing to fund significant acquisitions or to pursue growth opportunities requiring capital expenditures significantly beyond our current expectations. Such additional financing could include, among other transactions, the issuance of additional shares of common stock. However, we intend to retain sufficient cash after the distribution of dividends to permit the pursuit of growth opportunities that do not require material capital investments. In the recent past, such growth opportunities have included investments in the roll-out of new services such as long distance, dial-up internet and DSL Internet access to our existing customer base and the selective expansion of our competitive local exchange carrier business into adjacent markets. Management currently has no specific plans to make a significant acquisition or to increase capital spending to expand our business materially. However, management will evaluate potential growth opportunities as they arise and, if our board of directors determines that it is in our best interest to use cash that would otherwise be available for distribution as dividends to pursue an acquisition opportunity, to materially increase capital spending or for some other purpose, the board would be free to depart from or change our dividend policy at any time. Management currently does not anticipate pursuing growth opportunities, including acquisitions, unless they are expected to be at least neutral or accretive to our ability to pay dividends to the holders of our common stock.

Pursuant to an interest rate swap agreement, we have fixed the rate of interest we will pay, over periods of approximately three, four and five years, on specified portions of the $400.0 million Term Loan B component of our new credit facilities. We expect to pay fixed rates of interest on the Term Loans C and D components of our new credit facilities for a period of three years. After the expiration of our fixed interest rates under Term Loans B, C and D, we expect the interest rates applicable to those borrowings to float and, in any event, the new credit facilities will need to be refinanced on or prior to 2011. As a result of such switch to a floating interest rate or refinancing, our interest expense could well increase. We may not be able to renew or refinance the new credit facilities, or, if renewed or refinanced, the renewal or refinancing may occur on less favorable terms, which may materially adversely affect our ability to pay dividends. If we are unable to refinance or renew our new credit facilities, our failure to repay all amounts due on the maturity date would cause a default under the new credit facilities. We expect our scheduled principal repayments on our term debt to be approximately $477.8 million and the balance, if any, outstanding under the revolving credit facility will be due in 2011. In addition, our interest expense may increase significantly if we refinance our new credit facilities on terms that are less favorable to us than the existing terms of our new credit facilities.

Our intended policy to distribute rather than retain a significant portion of the cash generated by our business as regular quarterly dividends is based upon our current assessment of our financial performance, our cash needs and our investment opportunities. If these factors were to change based on, for example, competitive or technological developments (which could increase our need for capital expenditures) or new investment opportunities, we would need to reassess that policy.

Restrictions on Payment of Dividends

Iowa Law

Under Iowa law, our board of directors may not authorize payment of a dividend if, after payment of the dividend, either we would be unable to pay our debts as they become due in the ordinary course of business, or our total assets would be less than the sum of our total liabilities plus the liquidation preference on any stock having a liquidation preference over our common stock. Our board may base this determination on our financial statements, a fair valuation of our assets or another reasonable method. Although we believe we will be permitted to pay dividends at the anticipated levels during the first year following this offering in compliance with Iowa law, our board will periodically seek to assure itself that the statutory requirements will be met before actually declaring dividends. In future years, the board may seek opinions from outside valuation firms to the effect that our solvency or assets are sufficient to allow payment of dividends, and such opinions may not be forthcoming. If we sought and were not able to obtain such an opinion, we likely would not be able to pay dividends.

New Credit Facilities

Under the new credit facilities, dividends are restricted as follows:

•	We may use all of our available cash for the period (taken as one accounting period) from the first full fiscal quarter that starts after the date of the closing of the new credit facilities to the end of our most recently ended fiscal quarter for which internal financial statements are available at the time of such payment, plus certain incremental funds described in the new credit facilities, for the payment of dividends, but we may not in general pay dividends in excess of such amounts. We expect that “available cash” will be defined in the new credit facilities as, on any date of determination, for the period commencing on the first day of the first full fiscal quarter that starts after the date of the closing of the new credit facilities and ending on the last day of the fiscal quarter most recently ended for which a compliance certificate has been delivered, an amount equal to the sum (as calculated for us and our subsidiaries on a consolidated basis) of: (a) Adjusted EBITDA for such period minus (b) to the extent not deducted in the determination of Adjusted EBITDA, the sum of the following: (i) interest paid or accrued in such period (but not including amortization of deferred transaction costs or other non-cash interest expense); (ii) capital expenditures during such period (other than any thereof financed with the proceeds of permitted debt or equity, or from the proceeds of permitted asset sales or casualty events); (iii) payments made for permitted acquisitions (other than any thereof financed with the proceeds of permitted debt or equity); (iv) certain other permitted investments; (v) scheduled principal payments, if any, during such period; (vi) voluntary prepayments of debt and certain mandatory prepayments required under the new credit facilities made during such period; (vii) cash taxes paid during such period; (viii) costs and expenses associated with any permitted securities offering, investment, acquisition or debt offering (in each case, whether or not successful); (ix) the cash cost of any extraordinary or unusual losses during such period; and (x) all cash payments made during such period on account of non-cash losses or non-cash charges expensed in a prior period; plus (c) to the extent not included in the determination of Adjusted EBITDA, the cash amount realized in respect of extraordinary or unusual gains during such period.

•	We expect that under the new credit facilities, we may only pay dividends if our total leverage ratio for the most recently ended fiscal quarter is equal to or less than :1.0. The total leverage ratio will be defined as adjusted total debt (defined as total debt minus the sum of Rural Telephone Finance Cooperative subordinated capital certificates we own and an amount of cash and cash equivalents up to $ ) divided by Adjusted EBITDA.

•	We may not pay any dividends if a default or an event of default under the new credit facilities has occurred and is continuing.

See “Description of Certain Indebtedness—New Credit Facilities” for a more complete description of the dividend restrictions contained in our new credit facilities.

Impact of Iowa Utilities Board Rate Settlement

Our April 2004 rate settlement agreement with the Iowa Utilities Board requires that most of the incremental revenues generated by the rate increases we were granted under the settlement be expended on capital improvements to our telecommunications network. This requirement is explained more fully in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Used in Investing Activities.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2004:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give effect to the offering, our entry into the new credit facilities and our use of the proceeds from such transactions as described under “Use of Proceeds,” as if they had been consummated as of September 30, 2004.

	As of September 30, 2004
	Actual	Pro Forma as Adjusted
	(in thousands)

Cash and cash equivalents (1)	$1,210	$4,515

DEBT:
Revolving credit facility (1)	$3,000	$59,915
Long-term senior debt, including current portion	615,500	477,777
2007 term notes	66,000	—

Total debt	684,500	537,692

STOCKHOLDERS’ EQUITY:
Common stock, $0.01 par value (2)	226	309

Additional paid-in capital	179,776	316,516
Retained deficit	(16,843)	(45,411)

Total stockholders’ equity	163,159	271,414

Total capitalization	$847,659	$809,106

(1)	The new revolving credit facility provides for borrowing capacity of $100.0 million, of which we expect $59.9 million to be drawn at the closing of this offering. The pro forma as adjusted column reflects borrowing on the new revolving credit facility to give effect to (i) this offering, (ii) the new credit facilities, and (iii) our use of proceeds from such transactions as described under “Use of Proceeds” as if these transactions occurred on September 30, 2004. We expect the balance of accrued interest will be approximately $6.3 million higher at the time of the offering than at September 30, 2004. We also expect that the balance outstanding under the revolving credit facility will decrease from $3.0 million at September 30, 2004 to zero at the time of the offering. As a result, had the transaction occurred at September 30, 2004, we would have required $3.3 million less cash proceeds from the offering.
(2)	Gives effect to the reclassification of our common stock, no par value, as common stock, par value $0.01, which will occur prior to this offering.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the price per share paid by you in this offering and the net tangible book value or deficiency per share of our common stock after the offering. Net tangible book value or deficiency per share of our common stock is determined at any date by subtracting our total liabilities from our total assets less our intangible assets and dividing the difference by the number of shares of common stock outstanding at that date as adjusted for the 90.096388-to-one stock split.

Our net tangible book deficiency as of September 30, 2004 was approximately $316.6 million, or $14.01 per share of common stock. After giving effect to this offering, based on an assumed initial public offering price of $19.00 per share of common stock (the midpoint of the range set forth on the cover page of this prospectus), and the transactions described under “Use of Proceeds,” our pro forma as adjusted net tangible book deficiency as of September 30, 2004 would have been approximately $208.4 million, or $6.75 per share of common stock. This represents an immediate increase in net tangible book value of $7.26 per share of our common stock to our existing equity investors and an immediate dilution of $25.75 per share of our common stock to new investors purchasing common stock in this offering.

The following table illustrates this substantial and immediate dilution to new investors:

Per Share of Common Stock

Initial public offering price per share of common stock	$19.00

Net tangible book value (deficiency) per share as of September 30, 2004	(14.01)
Increase per share attributable to cash payments made by investors in this offering	7.26

Pro forma as adjusted net tangible book value (deficiency) giving effect to this offering	$(6.75)

Dilution in net tangible book value per share to new investors	$25.75

The following table sets forth on a pro forma basis as of September 30, 2004:

•	the total number of shares of our common stock owned by our existing equity investors and to be owned by new investors purchasing shares of common stock in this offering;

•	the total consideration paid by our existing equity investors and to be paid by the new investors purchasing shares of common stock in this offering; and

•	the average price per share of common stock paid by our existing equity investors and to be paid by new investors purchasing shares of common stock in this offering:

	Shares of Common Stock Purchased		Total Consideration		Average Price Per Share of Common Stock
	Number	Percent	Amount	Percent

Existing equity investors	22,601,039	73%	$180,000,000	53%	$7.96
New investors	8,263,158	27	157,000,000	47	19.00

Total	30,864,197	100.0%	$337,000,000	100.0%

The foregoing discussion and tables assume no exercise of outstanding stock options and exclude shares sold by the existing equity investors. After this offering, following our redemption of a portion of outstanding options, there will be options outstanding to purchase a total of 1,485,879 shares of our common stock (1,252,435 shares if the underwriters exercise their over-allotment option in full) at a weighted average exercise price of $8.08 per share. To the extent that any of these stock options are exercised, there may be further dilution to new investors. See “Shares Eligible for Future Sale.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table and notes set forth selected consolidated financial information for the years ended December 31, 2000, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004 for Iowa Telecom, and for the year ended December 31, 1999 and the six months ended June 30, 2000 for its predecessor (GTE Midwest Incorporated—Iowa Operations). The selected consolidated financial data presented below for 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004 are derived from our consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 include all adjustments (consisting of only normal and recurring accruals) necessary for a fair presentation of the financial position, results of operations and cash flows for these periods.

The information in the following table should be read together with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements for 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004 and the related notes included in this prospectus. The figures in the table below reflect rounding adjustments.

The information in the following table should be read together with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements for 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004 and the related notes and our unaudited pro forma condensed consolidated financial statements and related notes included in this prospectus.

	Predecessor Company(a)		Iowa Telecommunications Services, Inc. and Subsidiaries(b)
	Year Ended December 31, 1999	Six Months Ended June 30, 2000	Year Ended December 31,				Nine Months Ended September 30,
			2000(c)	2001	2002(d)	2003	2003	2004(e)
	(in thousands, except per share data and ratios)

Statement of Operations Data:
Total revenues and sales	$198,938	$98,182	$98,488	$203,972	$203,319	$205,509	$153,201	$171,385
Operating costs and expenses:
Cost of services and selling general and administrative expenses	85,710	38,367	53,937	91,851	85,500	83,775	62,278	67,609
Depreciation and amortization	44,928	22,927	30,139	61,291	43,919	45,849	34,255	35,864

Total operating costs and expenses	130,638	61,294	84,076	153,142	129,419	129,624	96,533	103,473

Operating income	68,300	36,888	14,412	50,830	73,900	75,885	56,668	67,912

Other Income (expense):
Interest and dividend income	—	—	2,981	3,883	2,724	4,034	2,581	3,505
Interest expense	(6,829)	(3,774)	(34,750)	(61,437)	(53,982)	(51,838)	(39,017)	(40,560)

Total other expense, net	(6,829)	(3,774)	(31,769)	(57,554)	(51,258)	(47,804)	(36,436)	(37,055)

Income (loss) before income taxes	61,471	33,114	(17,357)	(6,724)	22,642	28,081	20,232	30,857
Income tax expense	25,283	13,618	—	—	—	—	—	—

Income (loss) before cumulative effect of a change in accounting principle	36,188	19,496	(17,357)	(6,724)	22,642	28,081	20,232	30,857
Cumulative effect of a change in accounting principle	—	—	—	—	(98,369)	—	—	—

Net income (loss)	36,188	19,496	(17,357)	(6,724)	(75,727)	28,081	20,232	30,857
Gain on redemption of redeemable preferred stock							—	57,681
Preferred dividend	—	—	(4,375)	(8,750)	(8,750)	(8,750)	(6,562)	(2,056)

Earnings (loss) available for common shareholders	$36,188	$19,496	$(21,732)	$(15,474)	$(84,477)	$19,331	$13,670	$86,482

Per Share Data:
Income (loss) before cumulative effect of a change in accounting principle:
Basic			$(1.61)	$(0.68)	$0.61	$0.86	$0.60	$3.83
Diluted			$(1.61)	$(0.68)	$0.61	$0.79	$0.57	$3.27

Net income (loss) per share:
Basic			$(1.61)	$(0.68)	$(3.74)	$0.86	$0.60	$3.83
Diluted			$(1.61)	$(0.68)	$(3.74)	$0.79	$0.57	$3.27

	Predecessor Company(a)		Iowa Telecommunications Services, Inc. and Subsidiaries(b)
	Year Ended December 31, 1999	Six Months Ended June 30, 2000	Year Ended December 31,				Nine Months Ended September 30,
			2000(c)	2001	2002(d)	2003	2003	2004
	(in thousands, except per share data and ratios)

Balance Sheet Data (at end of period):
Cash and cash equivalents	$—	$—	$1,371	$1,089	$13,499	$36,849	$32,248	$1,210
Property plant and equipment, net	210,959	217,715	387,090	385,533	361,813	341,515	344,511	332,159
Total assets	265,783	264,466	1,075,892	1,045,557	927,657	931,738	926,197	894,783
Long-term senior debt	—	—	720,000	703,500	677,375	645,750	654,000	615,500
2007 term notes	—	—	—	—	—	—	—	66,000
Total long-term debt	—	—	720,000	703,500	677,375	645,750	654,000	681,500
Redeemable convertible preferred stock	—	—	125,000	125,000	125,000	125,000	125,000	—
Parent funding	194,782	185,215	—	—	—	—	—	—
Stockholders’ equity	—	—	157,295	141,821	57,344	76,675	71,015	163,159

Cash Flow Data:
Net cash provided by operating activities	$86,167	$41,509	$18,713	$41,610	$69,957	$79,780	$57,879	$52,976
Net cash used by investing activities	(31,314)	(30,443)	(1,038,056)	(37,469)	(15,922)	(24,805)	(15,755)	(25,391)
Net cash provided by (used in) financing activities	(54,853)	(11,065)	1,018,510	(4,423)	(41,625)	(31,625)	(23,375)	(63,224)

Other Financial Data:
EBITDA(f)	$113,228	$59,815	$47,532	$116,004	$22,174	$125,768	$93,504	$107,281
Interest expense	6,829	3,774	34,750	61,437	53,982	51,838	39,017	40,560
Capital expenditures	31,314	30,443	49,713	37,469	19,408	23,761	15,623	23,694

(a)	Predecessor financial statements are the “carve-out” financial statements of the Iowa Operations of GTE which represented approximately 25% of the total assets and 35% of the access lines of GTE Midwest Incorporated. On July 1, 2000, we acquired substantially all of the operating assets of GTE Midwest Incorporated’s Iowa operations. The transaction was accounted for using the purchase method of accounting and, as such, our results of operations for periods prior to July 1, 2000, do not include the results of the predecessor company.
(b)	Our financial results for the period from July 1, 1999 (inception) to December 31, 1999, reflect the fact that we did not conduct any business from our inception in May 1999 through June 30, 2000, the date of the GTE Midwest Incorporated acquisition. Our efforts were primarily devoted to financial planning, raising capital, closing on the acquisition of the GTE Midwest Incorporated-Iowa Operations, securing regulatory approvals, recruiting personnel and establishing operational and administrative functions and development of information technology systems. Our net loss for this period of $973,000 included operating expense of $887,000, interest income of $55,000 and interest expense of $141,000. We had no revenue during the period. Total assets as of December 31, 1999 of $11.6 million included cash of $2.2 million and property plant and equipment of $6.5 million. Capital expenditures for the period were $6.3 million.
(c)	Our financial results for this period reflect the fact that we did not conduct any business from January 1, 2000 through June 30, 2000, the date of the GTE Midwest Incorporated acquisition.
(d)	Effective January 1, 2002, we adopted Statement of Financial Accounting Standards, or SFAS, No. 142, Accounting for Goodwill and Other Intangible Assets, which provides that goodwill and other intangible assets with indefinite lives shall not be amortized and shall be tested for impairment of value on an annual basis. In connection with the adoption of SFAS No. 142, we recorded an impairment of goodwill of $98.4 million, based on an independent appraisal, as a cumulative effect of change in accounting principle as of January 1, 2002.
(e)	Includes the recognition, as a result of our rate settlement agreement with the Iowa Utilities Board in April 2004, of $7.1 million of revenues that we had collected in prior periods subject to refund pending such agreement.
(f)

We define EBITDA as net income before interest expense, income taxes, depreciation and amortization. We believe that net income is the most directly comparable financial measure to EBITDA under GAAP. We present EBITDA because we believe it is a useful indicator of our historical debt capacity and our ability to service debt and pay dividends. We also present EBITDA because, as described below, covenants in our new credit facilities contain ratios based on Adjusted EBITDA, which is derived from EBITDA. EBITDA should not be considered in isolation or as a substitute for consolidated statement of operations and cash flows data prepared in accordance with GAAP. EBITDA is not a complete measure of an entity’s profitability because it does not include costs and expenses for depreciation and amortization, interest and related expenses and income taxes; nor is EBITDA a complete net cash flow measure because it does not include reductions for cash payments for an entity’s obligation to service its debt, fund its working capital, capital expenditures and acquisitions and pay its income taxes and dividends. Set forth below is a reconciliation of net income (loss) to EBITDA.

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004(1)
	(in thousands)
Net Income (Loss)	$(6,724)	$(75,727)	$28,081	$20,232	$30,857
Income taxes	—	—	—	—	—
Interest expense	61,437	53,982	51,838	39,017	40,560
Depreciation and amortization	61,291	43,919	45,849	34,255	35,864

EBITDA	$116,004	$22,174	$125,768	$93,504	$107,281

Covenants in our new credit facilities will contain ratios based on Adjusted EBITDA, which differs from EBITDA as defined above. We expect that Adjusted EBITDA will be defined in our new credit facilities as: (1) consolidated net income, as defined therein; plus (2) the following items, to the extent deducted from consolidated net income: (a) interest expense; (b) provision for income taxes; (c) depreciation and amortization; (d) limited expenses related to permitted securities offerings, investments and acquisitions; (e) unrealized losses on financial derivatives recognized in accordance with SFAS No. 133; (f) non-cash-equity based compensation expense; (g) extraordinary or unusual losses (including effects of changes in accounting principles); and (h) all other non-cash charges, as defined; minus (3) the following items, to the extent any of them increases consolidated net income: (w) extraordinary or unusual gains (including effects of changes in accounting principles); (x) gains on asset disposals not in the ordinary course; (y) unrealized gains on financial derivatives recognized in accordance with SFAS No. 133; and (z) all other non-cash income, as defined. If our Adjusted EBITDA were to decline below certain levels, covenants in our new credit facilities that are based on Adjusted EBITDA, including our fixed charge coverage and total leverage ratio covenants, may be violated and could cause, among other things, a default or mandatory prepayment under our new credit facilities, or result in our inability to pay dividends. These covenants are summarized under “Description of Certain Indebtedness—New Credit Facilities.”

The following table sets forth a reconciliation of EBITDA to Adjusted EBITDA:

	Predecessor Company(a)		Iowa Telecommunications Services, Inc. and Subsidiaries(b)
	Year Ended December 31, 1999	Six Months Ended June 30, 2000	Year Ended December 31,				Nine Months Ended September 30,
			2000	2001	2002	2003	2003	2004(1)
	(in thousands)

EBITDA	$113,228	$59,815	$47,532	$116,004	$22,174	$125,768	$93,504	$107,281

Non-recurring fees and expenses related to securities offerings, investments and acquisitions	—	—	—	—	—	—	—	—
Unrealized gains (losses) on financial derivatives	—	—	—	—	—	—	—	—
Non-cash equity-based compensation expense	—	—	—	—	—	—	—	2
Cumulative effect of change in accounting principle	—	—	—	—	98,369	—	—	—
Other non-cash losses (gains)	—	—	—	—	—	—	—	—
Loss (gain) on disposal of assets	—	—	—	—	(1,214)	—	—	—

Adjusted EBITDA	$113,228	$59,815	$47,532	$116,004	$119,329	$125,768	$93,504	$107,283

(1)	Includes the recognition, as a result of our rate settlement agreement with the Iowa Utilities Board in April 2004, of $7.1 million of revenues that we had collected in prior periods subject to refund pending such agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with “Selected Historical Financial Information” and our consolidated financial statements, including the related notes, appearing elsewhere in this prospectus. The following discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

General

We are the largest provider of wireline local exchange telecommunications services to residential and business customers in rural Iowa, serving approximately 440 communities across the state. We are the second-largest local exchange carrier in Iowa and the fifteenth-largest in the United States. We operate 294 telephone exchanges as the incumbent or “historical” local exchange carrier and are currently the sole telecommunications company providing wireline services in 87% of the communities we serve. Together with our competitive local exchange carrier subsidiary, we provide services to approximately 265,500 access lines in Iowa.

Our core businesses are local telephone service and the provision of network access to other telecommunications carriers for calls originated or terminated on our network. In addition to these basic activities, which generated 78% of our total revenues in each of 2003 and the nine months ended September 30, 2004, we provide long distance service, dial-up and DSL Internet access and other communications services. In 2003, as part of our strategy of pursuing low-cost growth beyond our current service area, we began to compete for customers in adjacent markets in Iowa through our competitive local exchange carrier subsidiary, ITC.

Factors Affecting Our Operating Performance

We believe that a number of industry and company-specific factors have affected and will continue to affect our results of operations. These factors, some of which are also discussed under the headings “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and “Business,” include the following:

•	the effect on our revenues of flat or declining numbers of access lines and our strategic response to this trend, which includes efforts to introduce enhanced local services and additional services like dial-up and DSL Internet access and long distance, and to cross-sell these services to our subscriber base;

•	the effect on our revenues of our rate and pricing structure, including recent and potential future changes in rate regulation at the state and federal levels;

•	our ability to control operating expenses, which have declined in past years due to cost-control measures we have taken, such as employee reductions. We do not anticipate that this trend will continue and expect operating expense levels will generally remain stable, although our variable expenses, such as sales and marketing expense, will vary in line with changes in our levels of revenues; and

•	the development of our competitive local exchange carrier strategy.

Revenues

Revenue Sources

We derive our revenues from four sources:

•	Local telephone services. We receive revenues from providing local exchange telephone services. These revenues include monthly subscription charges for basic service, as well as charges for extended area service (mandatory service to selected nearby communities at a flat monthly rate), expanded local calling plans (optional service to additional selected nearby communities at an additional flat monthly rate), local private line services and enhanced calling features, such as voice mail, caller ID and 3-way calling.

•	Network access services. We receive revenues from charges established to compensate us for the origination, transport and termination of calls of long distance and other interexchange carriers. These include subscriber line charges, imposed on end users, and switched and special access charges paid by carriers. In addition, we receive federal funds, representing less than 2% of our total revenue in 2003, as universal service support as a result of the switched access support provisions of the FCC’s CALLS Order. Switched access charges for long distance services within Iowa are based on rates approved by the Iowa Utilities Board. Switched and special access charges for interstate and international services are based on rates approved by the FCC. See “Regulation—Federal Regulation—Universal Service.”

•	Toll services. We receive revenues for providing toll, or long distance, services to our customers. This revenue category also includes fees relating to our provision of directory assistance, operator assistance and long distance private lines.

•	Other services and sales. We receive revenues from monthly recurring charges for dial-up and DSL Internet access services. Other services and sales also include revenues from directory publishing, inside line care and the sale and maintenance of customer premise equipment.

The following table summarizes our revenues and sales from these sources:

	Revenues and Sales for					% of Total Revenues and Sales for
	Year Ended December 31,			Nine Months Ended September 30,		Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004(1)	2001	2002	2003	2003	2004
	(in thousands)

Local services	$73,170	$71,427	$70,231	$52,706	$64,412	36%	35%	34%	34%	38%
Network access services	97,762	91,854	91,031	67,823	69,666	48	45	44	44	41%
Toll services	17,491	20,525	21,695	16,110	17,127	8	10	11	11	10%
Other services and sales	15,549	19,513	22,552	16,562	20,180	8	10	11	11	11%

Total	$203,972	$203,319	$205,509	$153,201	$171,385	100%	100%	100%	100%	100%

(1)	Local services revenue for the nine months ended September 30, 2004 includes the recognition, as a result of our rate settlement with the Iowa Utilities Board in April 2004, of $7.1 million of revenue collected in prior periods subject to refund pending such agreement. Excluding the prior period revenue, the percentages of total revenues and sales for the nine months ended September 30, 2004 attributable to local services, network access services, toll services and other services and sales were 35%, 42%, 11%, and 12%, respectively.

Access Line Trends

The number of access lines served is a fundamental factor affecting a telecommunications provider’s revenues. Reflecting a general trend in the rural local exchange carrier industry, the number of access lines we serve as an incumbent local exchange carrier has been gradually decreasing. We expect that either this trend will continue or future numbers of access lines that we serve will remain relatively flat. As substantially all of our revenues result from our relationships with customers who purchase our access lines and the level of activity recorded on those lines, the access line trend has a direct impact on our revenues. Our response to this trend will have an important impact on our future revenues. Our primary strategy, as described in “Business—Our Strategy,” consists of leveraging our strong incumbent market position to increase revenue per access line by selling additional services to our customer base. In addition, we expect to obtain some new access lines as we pursue limited expansion of our service area through our competitive local exchange carrier subsidiary and, potentially, through selected acquisitions of lines from other telecommunications companies. However, we believe that the number of access lines served is not the sole meaningful indicator of our operating prospects and that, given our relatively stable subscriber base and ability to offer additional services, average revenue per access line is also a significant metric for us.

The table below indicates the total number of access lines served by us, the number of customers subscribing to the indicated types of service, and average revenue per access line, as of the dates and for the periods shown:

	Access Lines and Subscriber Data
	As of and for the Year Ended December 31,				As of and for the Nine Months Ended September 30,
	2001	2002		2003	2003	2004

Incumbent local exchange carrier access lines(1)	280,200	270,900	(2)	261,900	264,000	253,000
Competitive local exchange carrier access lines(3)	—	1,000		4,100	2,800	12,500

Total access lines	280,200	271,900		266,000	266,800	265,500

Long distance subscribers	64,500	93,900		110,400	105,700	132,800
Dial-up Internet subscribers	21,300	35,800		49,700	40,400	52,200
DSL subscribers	1,300	3,300		6,800	5,800	11,600

Average monthly revenue per access line(4)	$60	$61		$64	$63	$72

(1)	Includes lines subscribed by our incumbent local exchange carrier customers and lines subscribed by our “wholesale” customers who are competing local exchange carriers. Wholesale access lines include: lines subscribed by our competitive local exchange carrier competitors pursuant to interconnection agreements on an unbundled network element basis, for which the competitive local exchange carrier pays us a monthly fee; lines that we provide to competitive local exchange carriers for resale to their subscribers, for which the competitive local exchange carrier pays us a monthly fee equal to what we would charge our customers for local service less an agreed discount; and shared lines, for which a competitive local exchange carrier pays us a monthly fee to provide DSL service to its customers. We had 4,800 wholesale lines subscribed at September 30, 2004; 4,100 at September 30, 2003; 4,300 at December 31, 2003; 3,600 at December 31, 2002; and 2,800 at December 31, 2001.
(2)	Reflects our sale of approximately 800 incumbent local exchange carrier access lines to another rural local exchange carrier in November 2002.
(3)	Access lines subscribed by customers of our competitive local exchange carrier subsidiary, Iowa Telecom Communications, Inc.
(4)	Average monthly revenue per access line is computed by dividing the total revenue for the period by the average of the access lines at the beginning and at the end of the period. Revenue for the nine months ended September 30, 2004 includes the recognition, as a result of our rate settlement agreement with the Iowa Utilities Board in April 2004, of $7.1 million of revenue that we had collected in prior periods subject to refund pending such agreement. Excluding the prior period revenue, the average monthly revenue per access line was $69.

We believe that one of the primary reason for our loss of 11,000 incumbent local exchange carrier access lines from October 1, 2003 through September 30, 2004 (including a loss of 4,500 lines in the third quarter of

2004) is customer reaction to the rate increases we have instituted pursuant to our April 2004 rate settlement with the Iowa Utilities Board. See “—Our Rate and Pricing Structure” below.

We will continue our strategy of increasing revenues by cross-selling to our existing customer base, in the form of both bundled service packages and individual additional services as they become available. Our numbers of long distance service and dial-up Internet access service subscribers increased at compound annual growth rates of 31% and 53%, respectively, from December 31, 2001 to December 31, 2003. Our numbers of DSL Internet access service customers also have grown rapidly from a low base, and we expect continued development of this revenue line (although we also expect this to slow growth in dial-up Internet access service customers as some of them migrate to DSL). Thus, although our total access line count fell by 3.0% in 2002 and 2.2% in 2003, in those same years, average revenue per access line grew by 2.8% and 3.7%, respectively. Our total access line count fell by 0.5% from October 1, 2003 to September 30, 2004 (4.2% if we exclude lines served by our competitive local exchange carrier), while average revenue per access line, excluding the recognition of prior period revenue in 2004, increased by 8.7%. Total revenue increased by 0.8% from 2001 to 2003 while our access line count decreased by 5.1% over that same period (6.5% excluding lines served by our competitive local exchange carrier). The primary contributor to our ability to maintain our revenue stream during a time of decreasing access lines has been our success with selling additional services.

The following is a discussion of the major factors affecting our access line count:

Cyclical Economic and Industry Factors.    We believe that the general downturn in economic conditions since 2000 has had a negative effect on our line count. We expect that improved performance in the Iowa economy will stabilize this cyclical factor. In addition, incumbent local exchange carriers generally experienced an unusual increase in access line demand during the late 1990’s, for example, as households purchased additional lines for dial-up Internet access. In our view, this spike in access line demand was not sustainable over the long term, and current access line levels are more indicative of underlying demand.

Competition.    When we purchased GTE Midwest Incorporated’s assets in June 2000, competitive local exchange carriers had begun to offer service, or were in the process of network overbuilding, in approximately 31 of the 425 incumbent local exchange carrier communities we serve, and we have experienced line losses to these competitive local exchange carriers. We believe that these competitive local exchange carrier incursions and subsequent line losses were related to customer dissatisfaction with the previous provider’s service. Since 2001, we believe we have slowed significantly the loss of customers to competitive local exchange carriers by providing additional service offerings, focusing our marketing efforts and implementing competitive pricing.

In addition, we have experienced and expect to continue experiencing some line losses due to competition from wireless providers. However, while we cannot precisely quantify the effect of this competition on us, we believe that our line losses to wireless providers have been immaterial to date. In addition, we are responding proactively to the threat of wireless competition by offering bundled service packages that include blocks of long distance minutes designed to meet the demand of our customers who wish to purchase both local and long distance services in a package.

In response to the inroads that competitors have made in certain of the markets in which we are the incumbent local exchange carrier, the Iowa Utilities Board has initiated a proceeding to consider deregulating local service in 18 exchanges, including two exchanges we have agreed to sell, where competitors have gained significant market share. We believe that a finding of effective competition by the Iowa Utilities Board and the subsequent deregulation of local service in these exchanges would enhance our ability to compete and regain market share.

Exchange Sales.    In 2002 we sold two exchanges serving approximately 800 access lines. We currently have agreed to two additional transactions, subject to regulatory approvals, in which we will sell approximately 800 lines and 2,200 lines, respectively. In each of these cases, the per line EBITDA multiple reflected in the sale price makes the disposal economically compelling. We expect that the two pending sales will result in

$13.2 million of net cash, and as part of one transaction we have already obtained the buyer’s current dial-up and DSL Internet businesses because this transfer did not require regulatory approval.

Ancillary Effects of our Internet Service Businesses.    Finally, part of our decreasing line count has been an ancillary effect of our strategic focus on growing our DSL Internet access service business. As we build our Internet service provider, or ISP, business, some of our smaller ISP competitors have cancelled their ISP connections to our network, connections that we had counted as access lines. Moreover, as we increase DSL Internet access service penetration, customer demand for second lines for dial-up Internet access service decreases accordingly, because DSL Internet access service obviates this need. We believe that the revenue potential of our dial-up and DSL Internet access services outweighs the effect of this type of line loss.

Our Rate and Pricing Structure

Basic business and residential telephone service, intra-state switched access, extended area service, 911 and E911 services, white pages directory listings and dual party relay service are all regulated as “basic communications services” by the Iowa Utilities Board. The Iowa statutory price regulation plan pursuant to which we operate provides a mechanism to adjust our rates for basic communications services to reflect inflation. Our basic communications services revenues were $90.0 million in 2003, $90.5 million in 2002 and $93.8 million in 2001. On April 2, 2004, we entered into a settlement agreement relating to an Iowa Utilities Board rate proceeding we had initiated in 2002. As a result of the settlement agreement, effective April 23, 2004, our monthly charges for basic local service in all of our exchanges are $16.60 for residential customers and $32.09 for business customers, compared to average monthly charges across all of our exchanges of $12.15 and $25.09, respectively, in 2003. We estimate the aggregate revenue increase resulting from the settlement agreement to be $10.2 million on an annualized basis. Pursuant to our settlement agreement relating to the Iowa Utilities Board rate proceeding, most of the incremental revenues we will receive as a result of these rate increases must be expended on capital improvements to our network. See “—Liquidity and Capital Resources—Cash Used in Investing Activities” and “Regulation—State Regulation—Incumbent Local Exchange Carrier.”

Certain local telecommunications services regulated by the Iowa Utilities Board not classified as basic communications services, such as caller ID, call waiting, call forwarding and other enhanced calling services, are regulated as “non-basic communications services.” We are allowed to increase our rates each year for some or all of the non-basic communications services we provide by amounts that will generate revenues from non-basic communications services that are 6% higher than the revenues from such services during the prior year. Our non-basic communications services revenues were $29.1 million in 2003, $28.7 million in 2002 and $30.2 million in 2001.

Our rates for other services we provide, including local services like voice messaging, centrex station lines, private lines and directory assistance, long-distance services and data services like dial-up and DSL Internet access, are not price regulated. Our revenues from these services not subject to price regulation were $35.6 million in 2003, $31.5 million in 2002 and $26.1 million in 2001.

In 2003, 75.3% of our total revenues were generated from services that were either unregulated or regulated in a manner that would allow us to increase our rates to match or exceed that year’s rate of inflation up to 6%.

Operating Expenses

Categories of Operating Expense

Our operating expenses are categorized as cost of services and sales; selling, general and administrative expense; and depreciation and amortization.

Cost of services and sales.    This includes expense for salaries and wages relating to plant operation and maintenance; other plant operations, maintenance and administrative costs; network access costs; bad debt expense; operating tax expense and cost of sales for our dial-up and DSL Internet access services and CPE products and services.

Selling, general and administrative expense.    This includes expense for salaries, wages and benefits and contract service payments (e.g., legal fees) relating to customer and corporate operations; recruiting costs; expenses for travel, lodging and meals; internal communications costs; insurance premiums; and supplies and postage.

Depreciation and amortization.    This includes depreciation of our telecommunications network and equipment, and amortization of intangible assets. Prior to January 1, 2002, when we implemented SFAS No. 142, this expense category also included amortization of goodwill relating to the GTE Midwest Incorporated acquisition.

Our Ability to Control Operating Expenses

We strive to control expenses in order to maintain our operating margins. Operating expenses decreased significantly from 2001 to 2002, but remained stable from 2002 to 2003, largely because the adoption of a new accounting standard in 2002 stopped the amortization of goodwill relating to the GTE Midwest Incorporated acquisition. We anticipate that operating expenses generally will remain stable in line with revenue growth. Because many of our operating expenses, such as those relating to sales and marketing, are variable, we believe we can calibrate expenses to growth in the business to a significant degree.

Development of our Competitive Local Exchange Carrier Strategy

Part of our business strategy is to use our competitive local exchange carrier subsidiary, ITC, to pursue customers in markets adjacent to our rural local exchange carrier markets. We plan to continue this strategy carefully by seeking growth opportunities on a low-cost, selective basis. ITC began operations in February 2002. As of September 30, 2004, ITC had 28 employees and served approximately 3,700 business and 8,800 residential access lines. In 2003, ITC had revenues of $1.4 million, representing less than 1% of our total, and a net loss of $367,000. ITC accounted for 4.7% of Iowa Telecom’s total access lines as of September 30, 2004, and continues to increase access lines. In the first nine months of 2004, ITC had revenues of $3.6 million and a net loss of $1.3 million. Our investment in ITC in 2003 was $0.9 million and we expect to invest approximately $2.0 million in 2004. We plan to maintain this limited investment approach as we develop our competitive local exchange carrier business in the future.

Results of Operations

The following table sets forth certain items reflected in our consolidated statements of operations for the periods indicated, expressed as a percentage of total revenues and sales:

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004

Total revenues and sales	100%	100%	100%	100%	100%
Cost of services and sales (excluding expenses listed separately below)	28	26	24	25	24
Selling, general and administrative	17	16	17	16	15
Depreciation and amortization	30	22	22	22	21

Operating income	25	36	37	37	40
Total other expense, net	28	25	23	24	22

Income (loss) before cumulative effect of a change in accounting principle	(3)	11	14	13	18
Cumulative effect of a change in accounting principle	—	48	—	—	—

Net income (loss)	(3)%	(37)%	14%	13%	18%

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

Revenues and Sales

The table below sets forth the components of our revenues and sales for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003:

	Nine Months Ended September 30,		Change
	2003	2004	Amount	Percent
	(in thousands)
Revenue and Sales
Local services	$52,706	$64,412	$11,706	22.2%
Network access services	67,823	69,666	1,843	2.7%
Toll services	16,110	17,127	1,017	6.3%
Other services and sales	16,562	20,180	3,618	21.8%

Total revenues and sales	$153,201	$171,385	$18,184	11.9%

Local Services.    Local services revenues increased $11.7 million, or 22.2%, for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003, primarily due to the recognition of $7.1 million of revenue collected in prior periods subject to refund and the new rates established as a result of the settlement agreement we entered into on April 2, 2004, relating to an Iowa Utilities Board rate proceeding we had initiated in 2002. The new rates established under the settlement agreement became effective on April 23, 2004. Revenue for the nine months ended September 30, 2004 included $844,000 of interim rates collected subject to refund from January 1, 2004 through April 23, 2004, and $4.5 million of additional revenue from April 23 through September 30, 2004, as a result of the settlement.

The rate increases were partially offset by lost revenues from expanded local calling plans, which decreased $1.6 million, or 29.8%.

Our historical ability to provide expanded local calling plans at favorable margins depended on the existence of an agreement for mutual exchange of traffic with another telecommunications provider. That agreement terminated on July 31, 2004. As a result, we have discontinued the expanded local calling plans and are actively encouraging customers who subscribed to our expanded local calling plans to replace those plans with substitute services.

The termination of the agreement for mutual exchange of traffic and discontinuance of our expanded local calling plans have affected several of our revenue streams and our costs of services and sales. Local services revenue for the nine months ended September 30, 2004, included $3.7 million from the expanded local calling plans that have been discontinued. Additionally, the costs to carry our existing toll traffic will increase slightly. We expect that most or all of the lost revenue and higher costs will be recouped through additional long distance and access revenues as subscribers migrate from our expanded local calling plans to toll plans. The net effect of these changes will depend in large part on the magnitude of the current expanded local calling plans traffic that remains on our wireline network and, to a lesser extent, on our ability to market our replacement services to our expanded local calling plans customers. We are experiencing certain significant shifts between categories of revenue and an increase in costs of services and sales. While we cannot predict the magnitude of the traffic that will remain on our wireline network, we expect the net ongoing effect to be minimal.

Enhanced local services revenue increased by $822,000 for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003, primarily due to the introduction of bundled product offerings late in 2003.

Network Access Services.    Our network access service revenues increased $1.8 million, or 2.7%, for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. Revenues from switched access services increased approximately $2.5 million, due primarily to our increase in access minutes per line. The elimination of the expanded local calling plans contributed to this increase. That increase was partially offset by a $861,000 decrease in revenue from the Universal Service Fund.

Toll Services.    Our toll services revenues increased by $1.0 million, or 6.3%, for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. This revenue growth was attributable to an increase in the number of long distance customers of approximately 27,100, or 25.6%, and was partially offset by a decrease in average revenue per minute resulting from a combination of market price pressure and our introduction of new service plans priced to attract additional customers. Our growth in long distance customers can be attributed in significant part to the elimination of the local calling plans.

Other Services and Sales.    Other services and sales revenues increased by $3.6 million, or 21.8%, for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. The revenue increase was primarily due to growth in the number of our dial-up and DSL Internet customers. Dial-up Internet access service revenues increased $2.2 million, or 36.0%, due to customer growth of approximately 11,800, or 29.2%, as of September 30, 2004 compared to September 30, 2003. We expect growth in dial-up Internet access service customers to slow as more customers migrate to broadband products such as DSL. DSL Internet access service revenues increased $1.8 million, or 87.1%, due to customer growth of approximately 5,800, partially offset by a 7.0% decrease in average recurring revenue per customer.

Operating Costs and Expenses

The table below sets forth the components of our operating costs and expenses for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003:

	Nine Months Ended September 30,		Change
	2003	2004	Amount	Percent
	(in thousands)

Operating Costs and Expenses:
Cost of services and sales (exclusive of items shown separately below)	$37,645	$40,359	$2,714	7.2%
Selling, general and administrative	24,633	27,250	2,617	10.6%
Depreciation and amortization	34,255	35,864	1,609	4.7%

Total operating costs and expenses	$96,533	$103,473	$6,940	7.2%

Cost of Services and Sales.    Cost of services and sales increased $2.7 million, or 7.2%, for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. As a result of customer growth, we experienced an increase in competitive local exchange carrier access lines which, in turn, raised costs by $2.0 million, or 5.3%, for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. The increase in long distance customers and the termination of the historical agreement for exchange of traffic resulted in approximately $472,000 of additional cost to deliver long distance traffic.

Selling, General and Administrative Costs.    Selling, general and administrative costs increased $2.6 million, or 10.6%, for the nine months ended September 30, 2004 compared to the same period in 2003. Salary, wages and benefits for customer and corporate operations increased by $2.3 million as a result of employee additions in key areas of our customer and corporate operations, and higher overtime due to our efforts to contact customers and to notify them of pending changes to our local calling plans.

Depreciation and Amortization.    Depreciation and amortization increased $1.6 million, or 4.7%, for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. This was primarily due to higher average plant balances relating mainly to additions to our network facilities.

Other Income (Expense)

The table below sets forth other income (expense) for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003:

	Nine Months Ended September 30,		Change
	2003	2004	Amount	Percent
	(in thousands)

Other Income (Expense)
Interest and dividend income	$2,581	$3,505	$924	35.8%
Interest expense	(39,017)	(40,560)	(1,543)	(4.0)%

Total other expense	$(36,436)	$(37,055)	$(619)	(1.7)%

Interest and Dividend Income.    Interest and dividend income increased $924,000, or 35.8%, primarily due to an adjustment to reflect a higher than expected patronage dividend received from the Rural Telephone Finance Cooperative in the third quarter of 2004.

Interest Expense.    Interest expense increased $1.5 million, or 4.0%, for the nine months ended September 30, 2004 compared to the same period in 2003, principally as a result of the issuance of the $66.0 million senior subordinated notes on March 26, 2004, partially offset by scheduled reductions in other interest bearing debt.

Income Tax Expense

A valuation allowance has been provided at September 30, 2004 for our net deferred tax assets, due to our cumulative losses. We will continue to assess the recoverability of deferred tax assets and the related valuation allowance. To the extent we generate taxable income in future years and it is determined that such valuation allowance is no longer required, the tax benefit of the remaining deferred tax assets will be recognized at such time. As of September 30, 2004, the balance of the deferred tax asset and the valuation allowance was $17.1 million and our unused tax net operating loss carry forward was approximately $186 million and will expire in 2020 through 2024.

We expect that the offering will result in an ownership change for purposes of Section 382 of the Internal Revenue Code, and that consequently our ability to utilize our net operating losses will be subject to limitation each year. We currently anticipate that, as a result of such ownership change, we will generally be limited by Section 382 to utilizing approximately $18 million of our pre-transaction net operating losses annually. We anticipate that the transactions contemplated by the offering will result in an increase to our net operating losses of approximately $33 million, which additional losses may in part be limited by Section 382. Furthermore, we expect that we will continue to be able to take deductions related to the amortization of intangibles in excess of the amount recorded for book purposes in the amount of approximately $40 million annually through 2014.

Redemption of Preferred Stock

On March 26, 2004, we repurchased the Series A mandatorily redeemable convertible preferred stock and related accrued dividends for an aggregate purchase price of $100.0 million. The recorded amounts of the preferred stock and the related accrued preferred stock dividend were $125.0 million and $32.7 million, respectively, as of the closing. The redemption resulted in an increase in income available to common stockholders of $57.7 million.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues and Sales

The table below sets forth the components of our revenues and sales for 2003 compared to 2002:

	Year Ended December 31,		Change
	2002	2003	Amount	Percent
	(in thousands)

Revenues and Sales:
Local services	$71,427	$70,231	$(1,196)	(1.7)%
Network access services	91,854	91,031	(823)	(0.9)
Toll services	20,525	21,695	1,170	5.7
Other services and sales	19,513	22,552	3,039	15.6

Total	$203,319	$205,509	$2,190	1.1%

Local Services.    Local services revenues decreased $1.2 million, or 1.7%, for 2003 compared to 2002, primarily due to the loss of 5,900 access lines, a 2.2% decrease in our total access lines. This decrease in access lines was partly the result of the sale of approximately 800 lines to another rural local exchange carrier in November 2002. In addition, revenues from expanded local calling plans decreased $621,000. We believe expanded local calling plan revenues decreased due to lower long distance pricing and increased cellular phone usage. Expanded local calling plans provide customers with a large block of minutes for calls within a defined area for a flat monthly fee or discounted rate. As long distance prices decline, expanded local calling plans at tariffed rates generally become less attractive to customers. Local private line services revenues decreased $677,000. These revenue declines were partially offset by $1.5 million increase in local basic service revenues due to rate changes and a $537,000 increase in revenues from enhanced local services. Enhanced local services revenue per access line increased from $1.50 per customer for 2002 to $1.71 per customer for 2003, primarily due to the introduction of bundled product offerings late in 2003.

Network Access Services.    Network access services revenues decreased $823,000, or 0.9%, for 2003 compared to 2002. The decrease was primarily due to our 2.2% drop in access lines and a $2.2 million reduction in interstate revenues resulting from application of the FCC’s CALLS Order, which primarily affected our receipts of switched and special access revenues and universal service funds. Offsetting these revenue decreases were a $1.2 million revenue increase due to an increase in the interstate carrier switched access rates the FCC allows us to charge and an estimated $981,000 in additional revenues as a result of higher average minutes of use per access line.

Toll Services.    Toll services revenues increased by $1.2 million, or 5.7%, for 2003 compared to 2002. This increase was attributable to an increase in the number of long distance customers of approximately 16,500, or 17.6% (including approximately 1,000 competitive local exchange carrier customers). The gain in customers was partially offset by a 7.7% decrease in average revenue per minute resulting from a combination of market price pressure and our introduction of new service plans priced to attract additional customers.

Other Services and Sales.    Other services and sales revenues increased by $3.0 million, or 15.6%, for 2003 compared to 2002. The revenue increase was primarily due to growth in the number of our dial-up and DSL Internet access service customers. Dial-up Internet revenues increased $2.1 million, or 33.2%, due to customer growth of approximately 13,900, or 38.8%, as of December 31, 2003 compared to December 31, 2002. We expect growth in dial-up Internet access service customers to slow as more customers migrate to broadband products such as DSL. DSL Internet access service revenues increased $1.4 million, or 88.7%, due to customer growth of approximately 3,500, or 106.1%.

Operating Costs and Expenses

The table below sets forth the components of our operating costs and expenses for 2003 compared to 2002:

	Year Ended December 31,		Change
	2002	2003	Amount	Percent
	(in thousands)

Operating Costs and Expenses:
Cost of services and sales (exclusive of items shown separately below)	$53,852	$49,534	$(4,318)	(8.0)%
Selling, general and administrative	31,648	34,241	2,593	8.2%
Depreciation and amortization	43,919	45,849	1,930	4.4%

Total	$129,419	$129,624	$(205)	(0.2)%

Cost of Services and Sales.    Cost of services and sales decreased $4.3 million, or 8%, in 2003 compared to 2002, driven largely by a $4.3 million decrease in bad debt expense. The bankruptcies of interexchange carriers in 2002, including those of MCI Worldcom and Global Crossing, resulted in the write-off of $2.1 million of receivables. During 2003, we recovered approximately $686,000 of previously written-off receivables from bankrupt interexchange carriers. The remaining variance between 2002 and 2003 was due to a tightening of our credit policies relating to both interexchange carriers and end-use customers, which resulted in lower account write-offs.

Costs of services and sales for dial-up and DSL Internet access services decreased significantly in 2003, primarily because in June we began to provide dial-up and DSL Internet service on a more cost-effective basis by providing the service through in-house operations, rather than reselling dial-up and DSL Internet access services on a per subscriber basis under contract with Iowa Network Services, Inc. as we had previously done. The total costs of sales for dial-up and DSL Internet access services, on a combined basis, decreased approximately $642,000 despite customer increases in those services.

Access expense for 2003 compared to 2002 increased by $2.5 million, or 25%, as a function of increased long distance sales and $693,000 of expense relating to growth in our competitive local exchange carrier operations.

Salary, wages and benefits for plant operations and maintenance decreased by $1.7 million, or 8.0%, for 2003 compared to 2002. These decreases were the result of employee reductions driven primarily by access line losses.

Selling, General and Administrative.    Selling, general and administrative costs increased $2.6 million, or 8.2%, for 2003 compared to 2002. A $1.2 million gain on the sale of two exchanges reduced total expense in 2002. Regulatory assessments increased $354,000, reflecting the fact that we were engaged in active rate proceedings before the Iowa Utilities Board and FCC. Additionally, cost for contract services increased $511,000 due to legal and consulting fees related to these regulatory filings. These increases were partially offset by a $600,000, or 3.8%, decrease in salary, wages and benefits as a result of employee reductions.

Depreciation and Amortization.    Depreciation and amortization increased $1.9 million, or 4.4%, for 2003 compared to 2002. This was primarily due to higher average plant balances relating mainly to additions to our network facilities.

Other Income (Expense)

The table below sets forth other income (expense) for 2003 compared to 2002:

	Year Ended December 31,		Change
	2002	2003	Amount	Percent
	(in thousands)

Other Income (Expense):
Interest and dividend income	$2,724	$4,034	$1,310	48.1%
Interest expense	(53,982)	(51,838)	2,144	4.0

Total	$(51,258)	$(47,804)	$3,454	6.7%

Interest and Dividend Income.    Interest and dividend income increased $1.3 million, or 48.1%, for 2003 compared to 2002. The increase included a $1.0 million increase in dividends on the Rural Telephone Finance Cooperative Subordinated Capital Certificates, see “—Liquidity and Capital Resources—Long-Term Debt and Revolving Credit Facilities.” The remaining increase was due to interest income on higher cash balances.

Interest Expense.    Interest expense decreased $2.1 million, or 4.0%, for 2003 compared to 2002, principally as a result of lower interest rates on our variable interest rate debt. In addition, during the course of 2003 we reduced the amount of our interest-bearing debt outstanding by $31.6 million, through the payment of scheduled term debt maturities and the elimination of the outstanding balance on our revolving credit facility.

Cumulative Effect of Change in Accounting Principle

During the first quarter of 2002, we completed the transitional review for goodwill impairment required under SFAS No. 142, “Goodwill and Other Intangible Assets.” This review indicated that goodwill recorded in the acquisition of the local exchange business from GTE Midwest Incorporated was impaired as of January 1, 2002. Accordingly, we measured and recognized a transitional impairment loss of $98.4 million as a cumulative effect of a change in accounting principle. See Note 4, “Goodwill and Other Intangible Assets,” in the notes to our consolidated financial statements included elsewhere in this prospectus for a further discussion of the impact of SFAS 142 on us. We performed the annual test required by SFAS No. 142 in August 2002, 2003 and 2004, and in each case determined that no further impairment was indicated.

Income Tax Expense

A valuation allowance has been provided at December 31, 2002 and 2003 for the net deferred tax assets, due to our cumulative losses. We will continue to assess the recoverability of deferred tax assets and the related valuation allowance. To the extent we generate taxable income in future years and it is determined that such valuation allowance is no longer required, the tax benefit of the remaining deferred tax assets will be recognized at such time. As of December 31, 2003, the balance of the deferred tax asset and the valuation allowance was $29.5 million and our unused tax net operating loss carryforward was approximately $183 million and will expire in 2020 through 2023.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues and Sales

The table below sets forth the components of revenue and sales for 2002 compared to 2001:

	Year Ended December 31,		Change
	2001	2002	Amount	Percent
	(in thousands)

Revenues and Sales:
Local services	$73,170	$71,427	$(1,743)	(2.4)%
Network access services	97,762	91,854	(5,908)	(6.0)
Toll services	17,491	20,525	3,034	17.3
Other services and sales	15,549	19,513	3,964	25.5

Total	$203,972	$203,319	$(653)	(0.3)%

Local Services.    Local services revenues decreased $1.7 million, or 2.4%, for 2002 compared to 2001, primarily due to the loss of 8,300, or 3.0%, of our total access lines. In addition, revenues from expanded local calling plans decreased $286,000, and local private line services revenues decreased $824,000. We believe the expanded local calling plan revenue decrease was caused by lower long distance pricing and increased cellular phone usage. These revenue declines were partially offset by rate increases for local services of $775,000.

Network Access Services.    Network access services revenues decreased $5.9 million, or 6.0%, for 2002 compared to 2001. Interstate revenue reductions from application of the FCC’s CALLS Order resulted in reductions of $5.0 million primarily in special access, and universal service funds available under the CALLS Order. The decrease in network access revenues was also partly a function of the 3.0% loss of access lines referred to above.

Toll Services.    Toll services revenues increased by $3.0 million, or 17.3%, for 2002 compared to 2001. Revenues from long distance customers increased $2.5 million, or 15.8%, as a result of an increase in customers of approximately 29,400, or 45.6%. The gain in customers was partially offset by a 4.9% decrease in the average revenue per minute resulting from a combination of market price pressure and new plans priced to attract additional customers. We also increased revenues from directory and operator assistance by $609,000, or 76.2%, based primarily on price increases.

Other Services and Sales.    Other services and sales revenues increased by $3.9 million, or 25.5%, due primarily to growth in numbers of dial-up and DSL Internet access services customers. Dial-up Internet access service revenues increased $3.2 million, or 106.3%, due to customer growth of approximately 14,500, or 68.1%. DSL Internet access service revenues increased $1.2 million, or 310.2%, due to customer growth of approximately 2,000, or 153.8%.

Operating Costs and Expenses

The table below sets forth the components of our operating costs and expenses for 2002 compared to 2001:

	Year Ended December 31,		Change
	2001	2002	Amount	Percent
	(in thousands)

Operating Costs and Expenses:
Cost of services and sales	$57,915	$53,852	$(4,063)	(7.0)%
Selling, general and administrative	33,936	31,648	(2,288)	(6.7)
Depreciation and amortization	61,291	43,919	(17,372)	(28.3)

Total	$153,142	$129,419	$(23,723)	(15.5)%

Cost of Services and Sales.    Cost of services and sales decreased $4.1 million, or 7.0%, primarily due to the following reasons:

Bad debt expense increased $1.0 million in 2002 compared to 2001. Interexchange carrier bankruptcies in 2002 increased bad debt expense by approximately $2.1 million. The remaining favorable variance was due to a tightening of our credit policies applicable to interexchange carriers, which resulted in lower account write-offs.

Cost of services and sales for dial-up and DSL Internet access services for 2002 compared to 2001 increased $1.5 million, or 97.6%, as a result of customer growth. During 2001 and 2002 we contracted with Iowa Network Services, Inc. for this service on a per subscriber basis.

Access expense decreased by $3.6 million, or 26.6%, for 2002 compared to 2001. During 2002 we implemented a cap on the minutes that could be used under expanded local calling plans, which significantly reduced the volume of transport minutes for which we had to pay other carriers. Additionally, we implemented various least cost routing changes on our network which also lowered access expense.

Salary, wages and benefits expense for plant operations and maintenance decreased by $923,000, or 4.4%, for 2002 compared to 2001, as a result of employee reductions driven primarily by access line losses.

Selling, General and Administrative.    Selling, general and administrative costs decreased $2.3 million or 6.7%. A gain on the sale of two exchanges of $1.2 million reduced total expense in 2002. In addition, we implemented changes that routed more internal network communication traffic on our own network and eliminated unused and underutilized circuits, thereby reducing costs by $1.5 million.

Salary, wages and benefits expense for customer and corporate operations increased $2.0 million, or 14.8%. Several factors contributed to the increase, including the addition of new employees for the internal provision of information technology and customer service functions that we had initially outsourced and the addition of an outside sales force primarily to help retain and attract business customers. Costs for contract services decreased $1.1 million.

Depreciation and Amortization.    Depreciation and amortization decreased $17.4 million, or 28.3%. Effective January 1, 2002, we implemented SFAS No. 142 and accordingly discontinued the amortization of goodwill relating to the GTE Midwest Incorporated acquisition. Total goodwill amortization included in the 2001 results of operations was $20.0 million. The remaining change was due to higher average plant balances.

Other Income (Expense)

The table below sets forth the components of other income (expense) for 2002 compared to 2001:

	Year Ended December 31,		Change
	2001	2002	Amount	Percent
	(in thousands)

Other Income (Expense):
Interest and dividend income	$3,883	$2,724	$(1,159)	(29.8)%
Interest expense	(61,437)	(53,982)	7,455	12.1

Total	$(57,554)	$(51,258)	$6,296	10.9%

Interest and Dividend Income.    Interest and dividend income decreased $1.2 million, or 29.8%, for 2002 compared to 2001. The decrease was primarily attributable to a decrease in the dividend we received on the Rural Telephone Finance Cooperative subordinated capital certificates.

Interest Expense.    Interest expense decreased $7.5 million, or 12.1%, for 2002 compared to 2001. The decrease was attributable to several factors, including lower interest rates on our variable interest rate debt, elimination of outstanding balances on our revolving line of credit and scheduled debt principal payments under our Rural Telephone Finance Cooperative term loans.

Cumulative Effect of Change in Accounting Principle

During the first quarter of 2002, we completed the transitional review for goodwill impairment required under SFAS No. 142, “Goodwill and Other Intangible Assets.” This review indicated that goodwill recorded in connection with the GTE Midwest Incorporated acquisition was impaired as of January 1, 2002. Accordingly, we measured and recognized a transitional impairment loss of $98.4 million as a cumulative effect of a change in accounting principle. The annual test as required by SFAS No. 142 performed in August 2002 indicated no further impairment.

Liquidity and Capital Resources

Following this offering, our short-term and long-term liquidity needs will arise primarily from: (i) interest payments related to our new credit facilities; (ii) capital expenditures, which are expected to be approximately $34.9 million in 2004 (including an expected $14.5 million of network and support capital investments above the baseline of $16.0 million relating to our April 2004 rate settlement with the Iowa Utilities Board) and approximately $29.5 million in 2005 (including an estimated $9.0 million of settlement-related network and support capital spending above the baseline of $16.0 million); (iii) working capital requirements; (iv) dividend payments on our common stock; and (v) potential acquisitions. Our board of directors has adopted a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures as regular quarterly dividends to our stockholders. This policy reflects our judgment that our stockholders would be better served if we distributed to them such substantial portion of the cash generated by our business.

After (i) this offering, (ii) our entry into the new credit facilities, and (iii) our use of proceeds from such transactions as described under “Use of Proceeds,” we intend to fund our operations, interest expense, capital expenditures, working capital requirements and dividend payments on our common stock from cash from operations. For the years ended December 31, 2003, 2002 and 2001, cash provided by operating activities was $79.8 million, $70.0 million and $41.6 million, respectively. For the nine months ended September 30, 2004 and 2003, cash provided by operating activities was $53.0 million and $57.9 million, respectively.

To fund any significant future acquisitions, we intend to use borrowings under our new revolving credit facility or, subject to the restrictions in the new credit facilities, to arrange additional funding through the sale of public or private debt and/or equity securities, including common stock, or to obtain additional senior bank debt.

Our ability to service our indebtedness will depend on our ability to generate cash in the future. We will not be required to make any scheduled amortization payment under our new credit facilities, which we expect will mature in 2011. However, as described under “Description of Certain Indebtedness—New Credit Facilities,” we may be required to make annual mandatory prepayments under our new credit facilities with a portion of our available cash. We will need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance our indebtedness on commercially reasonable terms or at all. If we were unable to renew or refinance the new credit facilities, our failure to repay all amounts due on the maturity date would cause a default under the new credit facilities.

Based on the dividend policy with respect to our common stock which our board of directors has adopted, effective upon the closing of this offering, we may not have any significant cash available to meet any large unanticipated liquidity requirements, other than available borrowings, if any, under our new revolving credit facility. As a result, we may not retain a sufficient amount of cash to finance growth opportunities, including acquisitions, or unanticipated capital expenditures or to fund our operations. If we do not have sufficient cash for these purposes, our financial condition and our business will suffer. However, our board of directors may, in its discretion, amend or repeal this dividend policy to decrease the level of dividends provided for under the policy, or discontinue entirely the payment of dividends.

We have historically funded our operations and capital expenditure requirements primarily from cash from operations and our revolving line of credit with the Rural Telephone Finance Cooperative. The following table summarizes our short-term liquidity, as of December 31, 2001, 2002 and 2003 and as of September 30, 2004:

	As of December 31,			As of September 30, 2004
	2001	2002	2003
	(in thousands)

Short-Term Liquidity:
Current assets	$25,784	$33,824	$58,096	$24,535
Current liabilities	(89,228)	(66,427)	(83,112)	(82,297)

Net working capital	$(63,444)	$(32,603)	$(25,016)	$(57,762)

Cash and cash equivalents	$1,089	$13,499	$36,849	$1,210
Available on revolving credit facility	$14,500	$25,000	$20,000	$27,000

The decrease in current assets and cash from December 31, 2003 to September 30, 2004 is primarily due to the cash used to redeem our old preferred stock on March 26, 2004.

The following table summarizes our sources and uses of cash for the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004:

Description	Year Ended			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
	(in thousands)

Net Cash Provided (Used):
Operating Activities	$41,610	$69,957	$79,780	$57,879	$52,976
Investing Activities	$(37,469)	$(15,922)	$(24,805)	$(15,755)	$(25,391)
Financing Activities	$(4,423)	$(41,625)	$(31,625)	$(23,375)	$(63,224)

Cash Provided by Operating Activities

For the years ended December 31, 2001, 2002 and 2003, cash provided by operating activities was $41.6 million, $70.0 million, and $79.8 million, respectively. The increase of $9.8 million in cash from operating activities in 2003 compared to 2002 and the increase of $28.4 million for 2002 as compared to 2001 were primarily attributable to increases in our income before cumulative effect of a change in accounting principle.

For the nine months ended September 30, 2003 and 2004, cash provided by operating activities was $57.9 million and $53.0 million, respectively.

Cash Used in Investing Activities

The table below sets forth the components of cash used in investing activities for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004:

	For the Year Ended December 31,			For the Nine Months Ended September 30,

	2001	2002	2003	2003	2004
	(in thousands)
Network and support assets	$31,792	$16,875	$17,728	$11,946	$20,045
Information technology	4,531	1,112	2,521	1,247	3,134
Internet, DSL and other initiatives	1,146	1,421	3,512	2,430	515

Total capital expenditures	37,469	19,408	23,761	15,623	23,694

Business acquisitions (dispositions)	—	(3,486)	1,044	132	1,697

Total	$37,469	$15,922	$24,805	$15,755	$25,391

Capital expenditures on Internet, DSL and other initiatives in 2003 included approximately $2.0 million relating to our transition to providing dial-up and DSL Internet access services internally rather than reselling the services of Iowa Network Services, Inc. We anticipate that ongoing capital expenditures related to providing these services internally will be approximately $400,000 annually.

Cash used in investing activities for 2002 was reduced by $3.5 million of proceeds from the sale of two exchanges. Capital expenditures for the year ended December 31, 2001 included higher spending on information systems as we continued to develop new functionalities for the systems that were in place when we began operations in 2000 and continued to replace manual operations with system interfaces. We reduced our capital spending for network assets after the first half of 2001 to levels we believe more appropriately matched our access line trend at the time. We also slowed our spending on network upgrades and replacements after we completed several upgrades and improvements early in 2001 to address known network deficiencies which existed at the time we acquired the business.

Pursuant to the terms of our April 2004 Iowa Utilities Board rate proceeding settlement, we are obligated to spend $7.4 million of the basic service revenues that we collected while the rate proceeding was pending on capital improvements to our network, in accord with a network improvement plan approved by the Iowa Utilities Board on May 10, 2004. This $7.4 million will be in addition to our baseline level of network capital expenditure, assumed for purposes of implementing the settlement to be $16 million per year, and must be expended in calendar year 2004 to the extent practical and feasible. The Iowa Utilities Board settlement agreement also requires that all additional revenues generated by the new rates approved pursuant to the agreement, except for revenues resulting from inflation adjustments, be invested in capital improvements identified in the network improvement plan, in addition to our baseline level of network capital expenditure. We believe that our incremental capital investment in our network as a result of the settlement agreement will be $9.0 million in 2004 and approximately $9.0 million (dependent on access lines) in each subsequent year until: (i) we have expended $110.0 million of the additional revenues generated by the rates approved in the settlement agreement or have completed all projects described in the network improvement plan, whichever occurs later; (ii) our local service rates are deregulated; or (iii) we submit a price regulation modification proposal, which we have agreed not to do until we have invested, cumulatively, at least $38.9 million in network improvements in addition to our baseline level of network capital expenditures. After we have spent the required $38.9 million of cumulative capital expenditures in excess of our baseline level, the capital spending commitment will increase or decrease consistent with access line changes. As a result of this Iowa Utilities Board settlement, we recognized revenues in the second quarter of 2004 of $7.9 million that was collected in prior periods subject to refund pending such agreement. Additionally, we expect to receive an ongoing revenue increase of approximately $10.2 million annually.

The increase in network and support assets expenditures for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003 was primarily due to spending on the network improvement plan. The increase in information technology expenditures was due to information technology system replacements, most significantly our end user billing system. The reduction in Internet, DSL and other initiatives was due to our transition to providing dial-up and DSL Internet access service internally, partially offset by higher DSL spending.

In accordance with our rate settlement with the Iowa Utilities Board, we will invest in our network for the next three years under a network improvement plan we submitted to the Iowa Utilities Board on November 1, 2004, which is subject to modification by the Iowa Utilities Board. We expect to invest in our network in a variety of ways, including: network technology upgrades in the form of switch upgrades and replacements and the installation of fiber cable; the further deployment of DSL capacity throughout our service area; and upgrades in our central offices.

We expect total capital expenditures in fiscal 2004 to be approximately $34.9 million, which includes $4.4 million of anticipated capital expenditures primarily relating to information technology systems, including the replacement of our end user billing system; $14.5 million of our expected fiscal 2004 capital expenditures were required by the terms of our settlement agreement with the Iowa Utilities Board. We expect that capital expenditures will be approximately $29.5 million in fiscal 2005. We estimate that approximately $25.0 million of this amount will be used to maintain and enhance our network infrastructure, as directed by our settlement agreement, and that approximately $4.5 million of this amount will be used for information technology or other capital expenditures. We expect that our annual capital expenditures will be approximately $30.0 million for each year from fiscal 2006 through fiscal 2009. We expect to fund all of these capital expenditures through cash generated by our business. Although the amount of our capital expenditures can fluctuate from quarter to quarter, on an annual basis we do not expect capital expenditures for our existing operations through fiscal 2009 to vary significantly from our estimated amounts.

As a result of the settlement with the Iowa Utilities Board, our future capital expenditure levels will exceed the levels incurred in 2002 and 2003, but will be less than the 2001 level. Since 2001 was our first full year of operation following our acquisition of the business, we completed several projects to resolve network deficiencies during the first half of 2001. As a result, our 2001 spending levels were higher than normal.

Cash Used in Financing Activities

For the year ended December 31, 2003, net cash used in financing activities was $31.6 million, consisting entirely of payments on long-term debt. For the year ended December 31, 2002, net cash used in financing activities was $41.6 million, consisting of payments on long-term debt of $26.1 million and reductions in our revolving credit facility of $15.5 million. Net cash used in financing activities for the year ended December 31, 2001 was $4.4 million, consisting of payments on long-term debt of $16.5 million and borrowing under the revolving credit facility of $13.0 million. Net cash used in financing activities for the nine months ended September 30, 2003 consisted entirely of payments on long-term debt.

Net cash used in financing activities for the nine months ended September 30, 2004 consisted of payments on long-term debt and the net cash impact resulting from the issuance of the 2007 term notes and the redemption of our preferred stock.

Long-Term Debt and Revolving Credit Facilities

We have outstanding term loans and revolving credit facilities with the Rural Telephone Finance Cooperative, which were entered into in connection with the GTE Midwest Incorporated acquisition in 2000. As of September 30, 2004, we had outstanding senior term debt consisting of a Tranche A term loan of $115.5 million and a Tranche B term loan of $500.0 million, and had $27.0 million available ($3.0 million outstanding) under our revolving credit facility. Substantially all of our assets are pledged as collateral to secure the borrowings under these term loans and facility. The Rural Telephone Finance Cooperative agreements require, among other things, limitations on capital expenditures, maintenance of minimum debt service coverage, as defined, times interest earned coverages, as defined, and restrictions on issuance of additional long-term debt. We were in compliance with these covenants as of September 30, 2004 and expect to remain in compliance until the completion of this offering, at which point we expect to enter into the new credit facilities.

Tranche A Term Loan.    The Tranche A term loan balance of $115.5 million at September 30, 2004 bears interest at LIBOR plus 3% (4.22% at December 31, 2003 and 4.75% at September 30, 2004). Payments on the Tranche A term loan initial principal balance of $220.0 million have been made in quarterly installments of 2.5% since June 30, 2001, and will escalate to 5.625% per quarter on June 30, 2006, with the balance due on March 31, 2007.

Tranche B Term Loan.    As of September 30, 2004, the interest rate on $475.0 million of the Tranche B term loan was fixed at 8.85% through August 2005. Upon the expiration of the fixed interest rate, the interest rate on such term loan will convert to the Rural Telephone Finance Cooperative’s prevailing base variable interest rate plus a 1.10% additional margin. Subject to achieving certain leverage ratios as defined in the credit facilities, our applicable margin will decrease to 0.85%. We have the ability to allow the rates to remain variable or to fix the interest rates at the Rural Telephone Finance Cooperative’s then-prevailing base interest rate for long-term debt with similar maturities. The remaining $25.0 million of Tranche B term debt has a variable interest rate of 6.4% at September 30, 2004. The Tranche B term loan of $500.0 million is repayable in quarterly installments of 2.5% of outstanding principal ($12.5 million) commencing on June 30, 2007 escalating to 3.5% ($17.5 million) on June 30, 2013, with the balance due on March 31, 2015.

Subordinated Capital Certificates.    As a condition of obtaining long-term financing from the Rural Telephone Finance Cooperative, we invested in $50.0 million of subordinated capital certificates, or SCCs, that represent ownership interests in the Rural Telephone Finance Cooperative equal to 10% of the amount borrowed under the Tranche B term loan. The Rural Telephone Finance Cooperative financed our purchase of the SCCs by increasing the balance advanced for the Tranche B term loan by an amount equal to the SCCs purchased.

The SCCs are redeemed for cash on an annual basis, at par, in an amount equivalent to 10% of the Tranche B term loan principal that was repaid in the prior year. Therefore, SCCs begin to become eligible to be redeemed in 2008. In addition, we also receive a share of the Rural Telephone Finance Cooperative’s net margins in the form of payments referred to as patronage capital refunds. Patronage capital is allocated based on the percentage that our interest payments on the Tranche B term loan contribute to the Rural Telephone Finance Cooperative’s gross margins. Currently, 70% of the Rural Telephone Finance Cooperative’s patronage capital allocation to us is retired with a cash payment to us after the end of the year, and 30% is paid in the form of patronage capital certificates, representing the remainder of the year’s patronage capital allocation owed to us. As of September 30, 2004, we had a total of $8.3 million of patronage capital recorded, representing such certificates plus the cash allocation accrued to date in 2004. The patronage capital certificates will be retired with cash in accordance with the Rural Telephone Finance Cooperative’s board-approved patronage capital rotation cycle. As described below under “—New Credit Facilities,” we expect to invest in $7.8 million of SCCs in connection with the term borrowings under our new credit facilities.

Secured Line of Credit.    In addition to the term loans, we also have a secured line of credit with the Rural Telephone Finance Cooperative. The secured line of credit is a $30.0 million facility expiring in June 2005 and bears interest at the Rural Telephone Finance Cooperative base rate for a standard line of credit plus 1.25%, or 7.05% at September 30, 2004. As of September 30, 2004, we had $27.0 million available to be drawn.

Redeemable Convertible Preferred Stock.    On July 1, 2000, we issued 125,000 shares of our old preferred stock in connection with the GTE Midwest Incorporated acquisition. Each share of our old preferred stock was convertible into 1.162 shares of common stock and had one vote per share. As of December 31, 2003, no old preferred stock had been converted. The old preferred stock was redeemable by the holder on July 1, 2008, or at any time by us, at $1,000 per share. The old preferred stock had a liquidation value of $1,000 per share. We redeemed all shares of our old preferred stock in March 2004 using the borrowings under our 2007 term note and cash on hand.

Dividends on our old preferred stock accrued at a rate of $70 per share per year, were cumulative and accumulated without interest. Accumulated and unpaid dividends would have been due on June 30, 2008. As of March 26, 2004, the date the shares were retired, we had accrued preferred stock dividends of $32.7 million, which was included in other long-term liabilities. We paid these accrued dividends in connection with our redemption of the old preferred stock on March 26, 2004.

2007 Term Notes.    On March 26, 2004 we issued in a private placement $66.0 million of floating rate senior subordinated notes due 2007. The entire principal balance on these notes is due March 26, 2007. Interest on the notes is payable quarterly beginning in June 2004. The notes bear interest at a floating rate per annum, reset quarterly, equal to LIBOR plus 925 basis points (with LIBOR deemed never less than 1.5%). The interest rate for the third quarter of 2004 was 10.84%.

Expected New Credit Facilities.    Concurrently with the closing of this offering, we expect to enter into the new credit facilities with a group of lenders, including the Rural Telephone Finance Cooperative, providing for a total of up to $577.8 million in term and revolving credit facilities. We expect that the new credit facilities will consist of:

•	The new revolving credit facility, which we expect will expire in 2011 and will permit borrowings up to the aggregate principal amount of $100.0 million (less amounts reserved for letters of credit). We anticipate drawing down $59.9 million from the new revolving credit facility at closing and that we will have $40.1 million of availability thereunder immediately following this offering. Borrowings under the new revolving credit facility will bear interest per annum at either (a) the London inter-bank offering rate, or LIBOR, plus % or (b) a base rate plus %.

•	Term Loan B, which will be a $400.0 million senior secured term facility maturing in 2011, bearing interest per annum at either (a) LIBOR plus % or (b) a base rate plus %.

•	Term Loan C, which will be a $70.0 million senior secured term facility maturing in 2011, bearing interest per annum at either (a) a fixed rate or (b) a Rural Telephone Finance Cooperative variable rate plus %.

•	Term Loan D, which will be a $7.8 million senior secured term facility maturing in 2011, bearing interest per annum at either (a) a fixed rate or (b) a Rural Telephone Finance Cooperative variable rate plus %.

Upon the closing under the new credit facilities and the repayment of the existing credit facility, we expect to have a total of $477.8 million of senior debt outstanding under the new term facilities, and $59.9 million drawn under the new revolving credit facility. We expect that we will elect to have our $400.0 million of indebtedness under Term Loan B bear interest at LIBOR plus the applicable spread to be provided in the new credit facilities. On November 4, 2004 we entered into an interest rate swap agreement with Canadian Imperial Bank of Commerce that effectively fixes the interest rate we will pay on specified portions of our indebtedness under Term Loan B. Pursuant to this swap, from November 5, 2004 through December 30, 2007 the interest on $350.0 million of our indebtedness under Term Loan B will be so fixed; from December 31, 2007 through December 30, 2008 the interest rate on $285.3 million of such indebtedness will be so fixed; and from December 31, 2008 through November 4, 2009 the interest rate on $142.7 million of such indebtedness will be so fixed.

As a condition of borrowing under Term Loans C and D, we are required to invest $7.8 million, representing 10% of the total amounts of Term Loans C and D, in subordinated capital certificates to be issued to us by the Rural Telephone Finance Cooperative. Subordinated capital certificates are non-interest bearing but, as a member of the Rural Telephone Finance Cooperative, we share proportionately in the institution’s net earnings. The Rural Telephone Finance Cooperative will redeem the subordinated capital certificates in proportion to our principal repayments on Term Loans C and D.

The Rural Telephone Finance Cooperative is a member-owned, not-for-profit cooperative created in 1987 to provide financing for rural telephone companies and their affiliates. Its membership consists of 500 cooperative and commercial telephone companies serving rural areas. We became a member of the Rural Telephone Finance Cooperative in 2000. Through our membership, we have made use of the cooperative’s loan services, primarily through our existing credit facility and the new credit facilities. Like other members receiving loans from the Rural Telephone Finance Cooperative, we have been required to invest in subordinated capital certificates in amounts equal to a percentage of our borrowing, but have also shared proportionately in the cooperative’s net earnings through the receipt of patronage capital refunds.

While the new credit facilities will permit us to pay dividends to holders of our common stock, they will contain significant restrictions on our ability to do so. We describe the terms of the new credit facilities in greater detail under “Description of Certain Indebtedness.”

Obligations and Commitments

Our ongoing capital commitments include capital expenditures and debt service requirements. For the year ended December 31, 2003 and the nine months ended September 30, 2004, capital expenditures were $23.8 million and $23.7 million, respectively; see “—Liquidity and Capital Resources—Cash Used in Investing Activities.” The following table sets forth our contractual obligations as of September 30, 2004 along with cash payments due in each period indicated before giving effect to our entry into the new credit facilities, this offering, and the use of proceeds from this offering.

	Payments Due by Period
Obligation	Total	October-December 2004	2005-2006	2007-2009	2010 and after
	(in thousands)

Long-Term Debt Principal Payments:
Senior Debt	$615,500	$11,000	$92,125	$167,375	$345,000
2007 Term Notes	66,000	—	—	66,000	—
Revolving credit facility	3,000	—	3,000	—	—
Operating Lease Payments	297	44	222	31	—

Total Contractual Obligations	$684,797	11,044	95,347	$233,406	$345,000

The following table discloses aggregate information about our contractual obligations as of September 30, 2004, together with cash payments due in each period indicated, after giving effect to our entry into the new credit facilities, this offering and the use of proceeds from this offering.

	Payments Due by Period
Obligation	Total	October-December 2004	2005-2006	2007-2009	2010 and after
	(in thousands)

Long-Term Debt:
Senior Debt Payments	$477,777	$—	$—	$—	$477,777
Revolving credit facility	59,915	—	—	—	59,915
Operating Lease Payments	297	44	222	31	—

Total Contractual Obligations	$537,989	$44	$222	$31	$537,692

As of September 30, 2004, no letters of credit were outstanding.

Based on our business plan, we currently project that cash provided by operations will be adequate to meet our foreseeable operational liquidity needs for the next 12 months, after giving effect to the transactions contemplated by this offering. However, our actual cash needs and the availability of required funding may differ from our expectations and estimates, and those differences could be material. Our future capital requirements will depend on many factors, including, among others, the demand for our services in our existing markets and regulatory, technological and competitive developments.

Critical Accounting Policies

The process of preparing financial statements requires the use of estimates on the part of management. The estimates used by management are based on our historical experiences combined with management’s understanding of current facts and circumstances. Certain of our accounting policies are considered critical, as they are both important to the portrayal of our financial statements and require significant or complex judgment on the part of management. The following is a summary of certain policies considered critical by management.

Impairment of Long-Lived Assets (including property, plant and equipment), Goodwill and Identifiable Intangible Assets.    We reduce the carrying amounts of long-lived assets, goodwill and identifiable intangible assets to their fair values when the fair value of such assets is determined to be less than their carrying amounts. Fair value is typically estimated using a discounted cash flow analysis, which requires us to estimate the future cash flows anticipated to be generated by the particular asset being tested for impairment, and to select a discount rate to measure the present value of the anticipated cash flows. When determining future cash flow estimates, we consider historical operating results, as adjusted to reflect current and anticipated operating conditions. Estimating future cash flows requires significant judgment by us in such areas as future economic conditions, industry specific conditions and necessary capital expenditures. The use of different assumptions or estimates for future cash flows could produce different impairment amounts (or none at all) for long-lived assets, goodwill and identifiable intangible assets.

We are required to perform an annual impairment review of goodwill as required by Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. No impairment of goodwill or other long-lived assets resulted from the annual valuation of goodwill we conducted in August 2004.

Revenue Recognition.    Revenues are recorded based upon services provided to customers. We record unbilled revenue representing the estimated amounts customers will be billed for services rendered since the last billing date through the end of a particular month. The unbilled revenue estimate is reversed in the following month when actual billings are made.

Allowance for Doubtful Accounts.    Our allowance for doubtful accounts reflects reserves for customer receivables to reduce receivables to amounts expected to be collected. In estimating uncollectible amounts, management considers factors such as current overall economic conditions, industry-specific economic conditions, historical customer performance and anticipated customer performance. While we believe our process effectively addresses our exposure for doubtful accounts, changes in economic, industry or specific customer conditions may require adjustment to the allowance for doubtful accounts recorded by us.

Income Taxes.    Management calculates the income tax provision, current and deferred income taxes along with the valuation allowance based upon various complex estimates and interpretations of income tax laws and regulations. Deferred tax assets are reduced by a valuation allowance to the extent that it is more likely than not they will not be realized. As of September 30, 2004, the balance of the deferred tax asset and the valuation allowances was $17.1 million. To the extent we begin to generate taxable income in future years and it is determined the valuation allowance is no longer required, the tax benefit for the remaining deferred tax assets will be recognized at such time. At September 30, 2004, our unused tax net operating loss carryforward was $186.0 million and will expire in 2020 to 2024.

Employee-Related Benefits.    We incur certain employee-related benefits associated with pensions and post-retirement health care benefits. In order to measure the expense associated with these employee-related benefits, management must make a variety of estimates, including discount rates used to measure the present value of certain liabilities, assumed rates of return on assets set aside to fund these expenses, compensation increases, employee turnover rates, anticipated mortality rates and anticipated healthcare costs. The estimates used by management are based on our historical experience, as well as current facts and circumstances. We use third party specialists to assist management in appropriately measuring the expenses associated with these employee-related benefits. Different estimates could result in our recognizing different amounts of expense over different time periods.

New Accounting Standard

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003.

Inflation

We do not believe that inflation has a significant effect on the financial results of our operations.

Quantitative and Qualitative Disclosures about Market Risk

Our short-term excess cash balance is invested in short-term commercial paper. We do not invest in any derivative or commodity type instruments. Accordingly, we are subject to minimal market risk on our investments.

Under the terms of our existing credit agreement, our long-term secured debt facilities will amortize through March 2015. As of September 30, 2004, the interest rate on $475.0 million of the Tranche B term loan was fixed at 8.85% through August 2005, and is variable thereafter. The remaining $25.0 million outstanding on the Tranche B term loan, and the $115.5 million outstanding on the Tranche A term loan and the $66.0 million 2007 Term Notes do expose us to interest rate risk, with the primary interest rate risk exposure resulting from changes in LIBOR. A one percent change in the underlying interest rates for the variable rate debt would have an impact of approximately $1.5 million per year on interest expense while our fixed rates are in place. In August 2005, the $475.0 million portion of the Tranche B term loan that currently bears interest at a fixed rate will convert to the then-variable rates.

We expect that we will elect to have our $400.0 million of indebtedness under Term Loan B bear interest at LIBOR plus the applicable spread to be provided in the new credit facilities. On November 4, 2004, we entered into an interest rate swap agreement with Canadian Imperial Bank of Commerce for the purpose of fixing the interest on specified portions of these borrowings from November 5, 2004 through November 4, 2009. Pursuant to the swap agreement, we will pay a fixed rate of interest on Term Loan B on a notional $350.0 million from November 5, 2004 through December 30, 2007; on a notional $285.3 million from December 31, 2007 through December 30, 2008; and on a notional $142.7 million from December 31, 2008 through November 5, 2009, in each case while receiving the applicable floating rates.

We expect that we will elect to pay interest at a fixed rate on all borrowings under Term Loans C and D for the first three years following closing. Thereafter we expect our interest rates under Term Loans C and D to convert to the Rural Telephone Finance Cooperative variable rate then in effect, as provided in the new credit facilities.

We will be exposed to interest rate risk, resulting primarily from fluctuations in LIBOR, with respect to: $50.0 million of borrowings under Term Loan B through December 30, 2007; $114.7 million of borrowings under Term Loan B from December 31, 2007 through December 30, 2008; $257.3 million of borrowings under Term Loan B from December 31, 2008 through November 4, 2009; and the entire $400.0 million of Term Loan B from November 5, 2009 through maturity in 2011. Similarly, changes in LIBOR will be the primary source of interest rate risk we face with respect to the $59.9 million of borrowings we expect to be drawn under the new revolving credit facility at closing. With respect to our $77.8 million of borrowings under Terms Loans C and D, we will be exposed to interest rate risk, resulting primarily from fluctuations in the Rural Telephone Finance Cooperative’s variable rate, from the third anniversary of closing through maturity in 2011. A one percent change in the underlying interest rates for the variable rate debt that is expected to be outstanding at the time of the closing would have an impact of approximately $1.1 million per year on our interest expense while our fixed rates and swaps are in place.

TELECOMMUNICATIONS MARKET OVERVIEW

The telecommunications industry in the United States is a large segment of the nation’s economy, and, according to the FCC, generated approximately $300 billion of revenues in 2002, representing nearly 3% of the nation’s GDP that year. Revenues of competitive local telephone companies increased by about 4% from $14.8 billion in 2001 to $15.3 billion in 2002, and accounted for about 12% of the $127 billion of local telephone service revenues in 2002. Total spending in the U.S. telecommunications industry grew 4.7% in 2003, according to estimates by the Telecommunications Industry Association, and is expected to grow at a 9.2% compound annual rate between 2004 and 2007.

Industry and market data used throughout this prospectus were obtained from our own research, studies conducted by third parties and industry and general publications published by third parties. In some cases, these data are management estimates based on our industry and other knowledge. Neither we nor the underwriters have independently verified market and industry data from third-party sources. While we believe internal company estimates are reliable and market definitions are appropriate, they have not been verified by any independent sources.

Industry Participants

Industry participants include both incumbent and competitive local exchange carriers which are incumbent telephone companies that maintain local networks and provide local service and interexchange access to residential and business users. The local exchange industry is comprised of a few large, well-known companies, including the four Regional Bell Operating Companies, several mid-sized companies like us, and a large number of relatively small independent companies. Incumbent local exchange carriers were the providers of local service in their service territories prior to the passage of the Telecommunications Act of 1996 and have generally retained local service obligations. Competitive local exchange carriers have emerged as competing providers of local service since the passage of the Telecommunications Act of 1996. See “Regulation—Federal Regulation.”

Large incumbent local exchange carriers generate the vast majority of the nation’s local exchange revenues and provide a majority of the nation’s access lines. According to the FCC, total local exchange revenues in 2002 were over $127 billion. A majority of the small incumbent local exchange carriers operate in rural areas and are referred to as rural local exchange carriers. Rural local exchange carriers generally experience stable revenues and predictable cash flows due their strong customer bases and limited wireline competition. Compared to urban operators, rural local exchange carriers, which serve rural communities and small towns, generally have limited wireline competition because of the lower customer density in their service areas and the high residential percentage of their subscriber base.

Interexchange carriers generally provide long distance services between telephone users, often using local exchange carriers networks to originate and terminate calls. These interexchange carriers operate interconnected networks that comprise, together with the local exchange carriers, a system referred to as the public switched telephone network, or PSTN. Through the PSTN, any user of wireline telecommunications services has the ability to place a call to any other wireline user in the nation. Other providers, such as wireless carriers, and technological developments, such as digital microwave, satellite and voice-over-Internet protocol, offer alternatives to traditional telecommunications services.

Iowa Market

The FCC estimates that in 2002 the telecommunications industry in Iowa generated revenues of approximately $2.55 billion, of which approximately $609 million was attributable to services provided by incumbent local exchange carriers, $134 million to services provided by competitive local exchange carriers, $726 million to wireless services, and $699 million to toll services. The FCC has estimated that in 2003, 96.8% of all Iowa households had telephone service, compared to the national average of 95.1%.

As indicated by the following FCC data published in May 2004, the telecommunications market in Iowa grew from 1995 to 2002 (the most recent year for which data is available), with total telecommunications revenues increasing 34% over that same period:

Total Telecom Revenue in Iowa
Year	Revenue
(in millions)

1995	$1,888
1996	$2,039
1997	$2,163
1998	$2,268
1999	$2,441
2000	$2,340
2001	$2,652
2002	$2,551

We are currently the largest rural local exchange carrier and the second largest incumbent local exchange carrier in Iowa, operating 294 exchanges and serving, as of September 30, 2004, approximately 248,200 incumbent local exchange carrier access lines, 12,500 competitive local exchange carrier access lines and 4,800 “wholesale” access lines in approximately 440 communities. The largest incumbent local exchange carrier in Iowa is Qwest Corporation, which operates 126 exchanges and serves approximately 863,000 access lines in more than 200 communities. Frontier Communications of Iowa, a subsidiary of Citizens Communications Company, is the third largest incumbent local exchange carrier in Iowa, operating 37 exchanges and serving approximately 62,000 access lines in 49 communities. The rest of the Iowa incumbent local exchange carrier market is highly fragmented, consisting of approximately 150 other local exchange companies. See “Business—Competition.”

BUSINESS

Our Company

Overview

We are the largest provider of wireline local exchange telecommunications services to residential and business customers in rural Iowa, serving approximately 440 communities across the state. We are the second largest local exchange carrier in Iowa and the fifteenth largest in the United States. We operate 294 telephone exchanges as the incumbent or “historical” local exchange carrier and are currently the sole telecommunications company providing wireline services in 87% of the communities we serve. Together with our competitive local exchange carrier subsidiary, we provide services to approximately 265,500 access lines in Iowa.

Our core businesses are local telephone service and the provision of network access to other telecommunications carriers for calls originated or terminated on our network. These businesses generated 78% of our total revenues in each of 2003 and the nine months ended September 30, 2004. Our stable market and subscriber base, predictable capital expenditure requirements and our rural customers’ high degree of reliance on basic wireline services have produced consistent financial results. In 2003, we recorded revenues of $205.5 million, net income of $28.1 million and EBITDA (as defined on page 8) of $125.8 million.

In addition to our basic local service and network access businesses, we provide long distance service, dial-up and DSL Internet access and other communications services. Our strong incumbent market position gives us a platform to cross-sell these additional services to our customers. From 2001 to 2003, the growth in revenue from these additional services contributed to an increase in our average annual revenue per access line from $716 to $764. In 2003, as part of our strategy of pursuing low-cost growth beyond our current service area, we began to compete for customers in adjacent markets in Iowa through our competitive local exchange carrier subsidiary, ITC.

We believe we are building strong consumer loyalty and brand recognition by providing superior, locally-focused customer service and maintaining strong ties to our rural communities. Our stable customer base, combined with the higher costs of offering competitive wireline services, leads to limited competition in rural regions compared to urban areas.

Our History

In the late 1990’s, several of the Regional Bell Operating Companies and other large telecommunications companies, such as GTE Midwest Incorporated, decided to sell many of their rural assets. Many of these large providers had decided to focus investment capital and resources on their urban markets and national wireless and business service operations, rather than on their rural markets, which we believe were historically underserved by the large providers. We concluded that GTE Midwest Incorporated’s divestiture of its rural Iowa operations presented an attractive opportunity to improve the financial performance of this business by improving existing networks, offering customers additional services and providing high quality, locally focused customer service. We began business on June 30, 2000 when we acquired the Iowa operations of GTE Midwest Incorporated.

Our Strengths

We believe we are distinguished by the following strengths:

•

Leading Market Position and Strong Local Brand.    We are the largest provider of wireline telecommunications services to rural communities in Iowa. Through our locally focused customer care, community presence and range of quality service offerings, we believe we are developing a strong brand identity that solidifies the loyalty of our customer base. We estimate our market share to be approximately 93% of residential lines and 81% of business lines in the communities we serve. In addition, we are the sole telecommunications company currently providing wireline services in 87% of our communities, which further contributes to our stable cash flows. Our strong incumbent market position also allows us to pursue increased revenue per access line by cross-selling additional services to existing subscribers, including by offering integrated packages, or bundles, of local, long distance and Internet service on a single monthly customer bill.

•	Favorable Rural Telecom Market Characteristics. In contrast to telecommunications providers in major metropolitan areas, we experience only limited wireline competition in most of our markets. The low customer density of our service area, our high percentage of residential subscribers (approximately 76%), and our strong local presence generally make it more difficult for competitors to enter our communities in comparison to metropolitan areas. In addition, our rural markets have attracted only limited and inconsistent competition from cable and wireless service providers. There are currently no national cable or wireline operators providing voice services in our incumbent local exchange carrier markets, and we currently face competition from wireline competitive local exchange carriers in only 40 of the 425 communities our incumbent local exchange carrier operations serve.

•	Successful Introduction of New Businesses. Since the GTE Midwest Incorporated acquisition, we have substantially expanded our toll, or long distance, services and have successfully introduced dial-up and DSL Internet access as profitable new businesses. From 2001 to 2003, the revenue growth from these additional services contributed to an increase in our average annual revenue per access line from $716 to $764.

•	Concentrated Geographic Service Region. Unlike many mid-sized rural local exchange carriers that operate in several states across disparate geographies, over 99% of the customers we serve are located in rural communities in a single state. Virtually all of our services are offered in an area that is 20,000 square miles in size, and each of our switching centers is within 30 miles of another of our switching centers. This geographic concentration allows us to efficiently manage our network operations and to cost-effectively generate a local brand identity and a higher degree of customer contact. Our single-state focus also raises our profile in Iowa and spares us the complexity, cost and unpredictability of operating under multiple state regulatory regimes.

•	Limited Risk from Potential Regulatory Change. We believe that our incumbent local exchange carrier is less vulnerable than other rural local exchange carriers to potential regulatory changes, including changes in federal support for universal service and in the rules governing federal interstate access services. Many rural local exchange carriers rely to a significant extent on universal service support, particularly in the form of “high cost loop support” that subsidizes the costs of providing local rural telephone service. By contrast, due to current federal high cost support formulae and GTE’s historical regulatory status, we currently do not receive high cost loop support. In addition, most rural local exchange carriers operate under an intercarrier compensation mechanism that enables them to charge interstate network access rates higher than ours. Our financial performance has been achieved while operating under the FCC’s CALLS Order, which required us to reduce access rates below those charged by most other rural local exchange carriers.

•	Experienced Leadership. Our senior management team has been responsible for executing our strategies and developing our business since the GTE acquisition. This team averages more than 20 years of telecommunications or other public utility experience, and has a demonstrated track record of acquiring, integrating and operating telecommunications and public utility companies. We are led by Alan L. Wells, our President and Chief Executive Officer, who has 23 years of experience in the telecommunications and electric and gas utility industries. Our entire senior management team is located in Iowa.

Our Strategy

Our objective is to continue to strengthen our position as a leading provider of telecommunications services, focusing primarily on non-metropolitan markets in the Midwest. To achieve this goal, we intend to pursue the following strategies:

•	Maintain Stable Cash Flows from Operations and Disciplined Capital Spending. We have a diverse residential and business customer base that produces a recurrent revenue stream and predictable cash flows. Despite fluctuating economic conditions over the past three years, we have generated stable revenues; increased EBITDA (as defined on page 8) from $116.0 million in 2001 to $125.8 million in 2003; and increased net income (loss) from $(6.7) million in 2001 to $28.1 million in 2003. We intend to maintain our financial performance through continued productivity initiatives designed to sustain our margins, reduce costs and improve operating efficiency throughout our businesses. We make disciplined capital expenditure decisions, prioritized on the basis of cost structure improvement, potential for profit generation and maintenance of high quality service.

•	Leverage and Enhance Local Presence and Customer Loyalty. We have a strong commitment to local presence and customer relationships. Since the GTE Midwest Incorporated acquisition in 2000, we have established in-state support operations including 14 customer offices and three customer contact centers, which perform functions that historically had been performed from out-of-state locations. We have also created a community relations staff dedicated to maintaining relationships with local leaders and civic organizations. As a result of these and other initiatives, we believe Iowa Telecom has developed a brand identity as a responsive, locally oriented service provider. We intend to use this strong reputation to maintain our competitive market position, cross-sell additional services to our current subscribers and expand our existing customer base. In communities where we face competition from alternative local service providers, we have maintained estimated average market wireline shares of 85% of residential lines and 67% of business lines.

•	Increase Revenue per Access Line by Selling Additional and Enhanced Services. We actively market toll, or long distance, service, dial-up and DSL Internet access and enhanced local services (such as call waiting, caller ID and voice mail) to our local customers as bundled services billed on the same monthly statement the customer receives for basic local service. We have demonstrated increasing success in cross-selling these services to our customer base. The following table shows the average revenue per access line from these additional services for the twelve months ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004:

	Average Revenue Per Access Line(1)
	Year ended December 31,			Nine months ended September 30,
Service	2001	2002	2003	2003	2004

Toll (long distance)	$61	$75	$82	$52	$56
Dial-up Internet	11	23	31	22	31
DSL	1	6	11	8	14
Enhanced local services	18	18	21	21	24

Total	$91	$122	$145	$103	$125

(1)	Average revenue per access line is computed by dividing the total revenue for the specified service for the period by the average of the access lines at the beginning of the period and the end of the period.

We intend to pursue increased sales of these services to our existing customers and, where appropriate, to test the introduction of further services such as wi-fi networking and web-hosting.

•	Prudent Expansion of Service Area Through our Competitive Local Exchange Carrier Subsidiary. We intend to leverage our strong local presence, superior customer service and economies of scale to pursue customers in markets adjacent to our rural local exchange carrier markets through our competitive local exchange carrier subsidiary, ITC. We plan to continue this strategy carefully by seeking growth opportunities on a low-cost, selective basis. Our investment in ITC in 2003 was $0.9 million and we expect to invest approximately $2.0 million in 2004. We plan to maintain this limited investment approach as we develop our competitive local exchange carrier business in the future.

•	Grow Through Selective Strategic Acquisitions. We intend to continue pursuing a disciplined process of selective acquisitions of access lines from Regional Bell Operating Companies and other rural local exchange carriers, as well as acquiring providers of businesses complementary to ours, such as dial-up and DSL Internet access services. Over the past five years, Regional Bell Operating Companies have divested a significant number of access lines nationwide and are expected to continue these divestitures in order to focus on larger markets. We also believe there may be attractive opportunities to acquire rural local exchange carriers, which will likely consolidate as competitive pressures intensify, especially if universal service payments and access rates are reduced. In Iowa alone, there are approximately 150 rural local exchange carriers serving a fragmented market representing approximately 230,000 total access lines. One of our acquisition criteria will be the potential of any proposed transaction to permit increased dividends on our common stock.

Products, Services and Revenue Sources

We are a rural local exchange carrier providing a range of services to residential and business customers in 440 communities throughout Iowa. We generate revenues by providing:

•	local services, which include basic local telephone service and enhanced local services like voice mail, caller ID and call forwarding;

•	network access services to interexchange carriers for the origination and termination of interstate and intrastate long distance phone calls on our network;

•	toll (also known as long distance) services; and

•	other services and sales, including dial-up and DSL Internet access.

We complement our basic local telephone services by actively marketing products including enhanced local services, long distance services and dial-up and DSL Internet access, all under the Iowa Telecom brand. We believe that our ability to cross-sell to our customer base in this way is bolstered by the fact that we are the sole local telecommunications provider in more than 87% of the communities we serve.

The following table shows our revenues and sales for each of the past three years and for the nine months ended September 30, 2003 and 2004 by category of service, in dollar terms and as a percentage of total revenues and sales:

	Year Ended December 31,						Nine Months Ended September 30,
	2001		2002		2003		2003		2004(1)
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in thousands)

Local services	$73,170	36%	$71,427	35%	$70,231	34%	$52,706	34%	$64,412	38%
Network access services	97,762	48	91,854	45	91,031	44	67,823	44	69,666	41
Toll services	17,491	8	20,525	10	21,695	11	16,110	11	17,127	10
Other services and sales	15,549	8	19,513	10	22,552	11	16,562	11	20,180	11

Total revenues and sales	$203,972	100%	$203,319	100%	$205,509	100%	$153,201	100%	$171,385	100%

(1)	Local services revenue for the nine months ended September 30, 2004 includes the recognition, as a result of our rate settlement agreement with the Iowa Utilities Board in April 2004, of $7.1 million of revenue that we had collected in prior periods subject to refund pending such agreement. Excluding the prior period revenue, the percent of total revenues and sales for the nine months ended September 30, 2004 attributable to local services, network access services, toll services and other services and sales was 35%, 43%, 10%, and 12%, respectively.

Approximately 76% of our access lines serve residential customers and 24% serve business customers.

Local Services

Basic Local Service.    Basic local service, which is the key to our historically stable revenues and cash flow, enables customers to make and receive telephone calls within a defined local calling area for a flat monthly fee. The maximum amount that we may charge for basic local service is determined by the Iowa price regulation plan under which we operate. As is customary in the telecommunications industry, we charge our business customers somewhat higher rates than our residential customers. In 2003, the average of our monthly tariff rates for residential service was $12.15, and for business service was $25.09. As a result of a settlement agreement in the appeal of an Iowa Utilities Board rate proceeding involving our incumbent local exchange carrier, which we reached on April 2, 2004, our monthly charges for basic local service became $16.60 for residential customers and $32.09 for business customers in all of our exchanges effective April 23, 2004.

Enhanced Local Services.    In addition to subscribing to basic local telephone services, our customers may choose from a variety of enhanced or non-basic communications services. These include call waiting, call forwarding, caller ID, voice mail and three-way calling and are billed on the customer’s monthly bill for basic local service. We have pricing flexibility for such services, although under our Iowa price regulation plan we may not increase our prices for some regulated enhanced local services by more than 6% on a revenue-weighted basis in any twelve-month period. Offering such services to local customers through bundled service packages is an important part of our strategy to increase average revenue per subscriber. Our average monthly revenues from these services was $1.71 per line in 2003, a 14% increase over 2002.

Network Access Services

We bill access charges to long distance companies and other carriers for the use of our facilities to terminate or originate long distance calls on our network. These fees relate to interexchange long distance, or toll calls, that involve more than one company in the provision of the service. Network access charges compensate us for the services we provide to long distance companies and other carriers for completing toll calls for our customers. The significant fees we receive for providing network access services enhance the stability and predictability of our revenues and cash flows.

We receive two types of network access revenues. We generate intrastate access revenues for providing either switched or special access services when an intrastate long distance call is placed or received by a customer in one of our exchanges, to or from another party located in Iowa. The other carrier pays us an intrastate access charge, the level of which is regulated and approved by the Iowa Utilities Board. We generate interstate access revenues for providing either switched or special access services when an interstate long distance call is originated or terminated by a customer calling from one state to a customer in another state and one of the parties is a local service customer of ours. We bill interstate access charges in the same manner as we bill intrastate access charges; interstate access charges are regulated and approved by the FCC.

Toll Services

We began offering toll, or long distance, services in July 2000 and have increased our revenues from this business to $21.7 million in 2003 through sales to our established customer base. We have leveraged our strong customer relationships and single billing approach to achieve this revenue growth with minimal need for additional capital expenditures. The following table shows our number of toll service subscribers as of the date shown:

Toll Service Subscribers
As of December 31,				As of September 30,
2000	2001	2002	2003	2003	2004
35,200	64,500	93,900	110,400	105,700	132,800

We market long distance under our Iowa Telecom brand name, but we provide service through resale arrangements we have with Iowa Network Services, Inc. and another carrier. Long distance revenues are earned as our long distance customers place calls, with charges generally based on the length of the call and the applicable per-minute rate. Some customers pay a fixed minimum monthly charge for our long distance service independent of calls actually made. In order to offer attractively priced options to our customers, we often bundle long distance service with our local services, dial-up and DSL Internet access offerings.

Other Services and Sales

This revenue source consists largely of our dial-up and DSL Internet access services.

Immediately following the GTE Midwest Incorporated acquisition, we began offering dial-up Internet access, which GTE Midwest Incorporated had not previously made available. At the time of the acquisition we agreed with the Iowa Utilities Board to provide dial-up Internet service in all of our markets by December 31, 2000, and within our first six months of operations we offered dial-up access to all of our exchanges, including 55 exchanges that had not previously had a local dial-up provider. We view Internet access as a source of low- cost revenue growth, as we market this service to our existing customer base. Approximately 25% of our access line customers also subscribe to our dial-up or DSL Internet service, and we expect to continue to increase this percentage over time.

We began offering DSL Internet access service in a few markets in late 2001. We currently have DSL equipment installed in 177 exchanges. We estimate that we are currently capable of providing DSL Internet access service to approximately 63% of our access lines. The following table shows our number of dial-up and DSL Internet access service subscribers as of the dates shown.

	Subscribers as of
	December 31,				September 30,
Service	2000	2001	2002	2003	2003	2004
Dial-up Internet	4,156	21,300	35,800	49,700	40,400	52,200
DSL	—	1,300	3,300	6,800	5,800	11,600

Total	4,156	22,600	39,100	56,500	46,200	63,800

Competitive Local Exchange Carrier Services

We currently provide competitive local exchange carrier services through our wholly-owned subsidiary, ITC. ITC offers a broad range of traditional and enhanced wireline communications services to business and residential customers in 18 exchanges throughout Iowa, serving approximately 12,500 total access lines as of September 30, 2004. We view our competitive local exchange carrier business as a cost-effective way to leverage our Iowa Telecom brand and corporate infrastructure in pursuit of customer acquisitions in markets adjacent to those served by our incumbent local exchange carrier operations. Our primary strategy has been to target contiguous rural markets that historically have been underserved and subject to minimal competition. In these markets, we can compete cost effectively through our interconnection agreements with the incumbent provider, pursuant to which we may lease lines on a “wholesale” basis for approximately $16.29 per line per month.

We typically enter selected exchanges and compete on price by utilizing a low-risk unbundled network element platform. This entry strategy permits us to use the incumbent carrier’s existing loop and switches and thus requires minimal upfront capital investment on our part. Although the FCC currently is revising the rules that govern the availability of the unbundled network element platform, we believe we can continue to profitably provide competitive local exchange services even if we must replace the current entry strategy with a combination of our own switching services and leased lines purchased from the incumbent. We will consider installing owned communications equipment in a community only after we have achieved sufficient scale.

To the extent our competitive local exchange carrier business is not profitable in the future, we will decrease our level of investment accordingly. The cost to expand our competitive local exchange carrier operations is predominantly comprised of variable expenses (for example, marketing and sales expenses), which allows us to more readily control the level of cash flow required to support expansion of this business and provides the opportunity to lower spending levels if necessary. We intend to pursue our competitive local exchange carrier strategy in a controlled fashion by taking advantage of growth opportunities on a low-cost, selective basis.

ITC began operations in February 2002, currently has 28 employees and as of September 30, 2004 serves approximately 3,700 business and 8,800 residential access lines. In 2003, ITC had revenues of $1.4 million, representing less than 1% of our total revenues on a consolidated basis, and a net loss of $367,000. In the first nine months of 2004, ITC had revenues of $3.6 million and a net loss of $1.3 million. ITC currently accounts for 4.7% of Iowa Telecom’s total access lines and continues to increase access lines. Our investment in ITC in 2003 was $0.9 million, and we expect to invest approximately $2.0 million in 2004. We plan to maintain this limited investment approach as we develop our competitive local exchange carrier business in the future.

Sales and Marketing

We have established a sales and marketing organization that centralizes marketing strategies and deploys sales and customer services resources locally. We have a dedicated sales force for business customers and have opened 14 local offices at which customers can contact us in person to address their needs.

We believe that customers in rural communities are concerned with the fact that historically they have had access to less sophisticated telecommunications products and services than consumers in urban locations. We believe these concerns have increased in recent years as advanced telecommunications services, such as readily available broadband Internet access, have come to be seen as essential to economic growth. We believe that residential and business end-users will be more likely to increase the use of our products and services if we are perceived as a locally managed provider, committed to delivering advanced telecommunications services to the communities we serve.

To address our customers’ needs, we have established in-state support operations including 14 customer offices and three customer contact centers, functions that historically had been provided from out-of-state locations. These customer offices and contact centers provide us with a significant degree of customer contact, thereby affording us an opportunity to offer and sell additional and enhanced services to our subscribers. In addition, we have created a community relations department whose purpose is to maintain an ongoing relationship with community leaders and organizations throughout our service area, with a view to developing Iowa Telecom’s brand identity as a responsive, locally oriented provider. We believe this reputation also enhances our potential to cross-sell additional services to our existing subscriber base. See “—Our Strategy—Leverage and Enhance Local Presence and Customer Loyalty.”

We have also begun to market local telephone services in attractively priced packages including long distance, enhanced local services and dial-up and DSL Internet access services. We believe bundled services are popular with customers because they permit the purchase of a number of services at a discount to the pricing that would be available on an individual service basis. We intend to expand this marketing strategy, which we expect will increase average revenue per access line. We also believe that integrated packages of quality services result in a more loyal and satisfied customer base and reduced subscriber turnover. See “—Our Strategy—Increase Revenue per Access Line by Selling Additional and Enhanced Services.”

Competition

Local Service.    We currently face competition from other providers of local services in 40 of the 294 exchanges our incumbent local exchange carrier serves. In 33 of these exchanges, independent local exchange carriers operating in adjacent exchanges and municipal utilities have constructed networks to provide competitive local exchange carrier services to customers in our exchanges. In other exchanges, competitive local exchange carriers are reselling our services or using their own facilities in combination with ours to provide telecommunications services. We estimate that our largest competitive local exchange carrier competitor serves approximately 5,000 lines in 10 of the exchanges in which we are the incumbent local exchange carrier. We estimate that our second largest competitive local exchange carrier competitor serves approximately 3,500 lines in three of the exchanges in which we are the incumbent local exchange carrier, and that our remaining competitive local exchange carrier competitors serve an average of fewer than 1,000 lines per exchange in four or fewer exchanges in which we are the incumbent local exchange carrier. The Iowa Utilities Board estimates that our market share in the communities where we face competition from competitive local exchange carriers, considered as a group, is 85% of residential lines and 67% of business lines. When all of the communities we serve are considered, our market share has been estimated by the Iowa Utilities Board to be 93% of residential lines and 81% of business lines.

Wireless and Emerging Technology Competition.    According to FCC data, wireless service providers served approximately 1.24 million subscribers in Iowa as of December 2003. We expect that wireless providers will continue to provide services that compete with ours. Technological developments in cellular telephone features, personal communications services, telephone services over cable television systems, satellite, voice-over Internet protocol and other technologies will continue to provide our customers with alternatives to the traditional local telephone services we provide.

Iowa Communications Network.    The Iowa Communications Network is a state owned communications network consisting of more than 3,000 miles of fiber optic cable extending into all 99 Iowa counties and capable of providing a variety of voice, data and video communications services. The Iowa Communications Network currently provides certain voice, data and video communications services to authorized educational and governmental institutions, including accredited public and private schools and colleges, public libraries, state and federal agencies and the United States Post Office, and to authorized hospitals and physician clinics. Current state law does not allow the Iowa Communications Network to provide its services to other public or private entities and prohibits the sale, lease, or other disposition of the Iowa Communications Network without prior authorization of a majority of each house of the Iowa legislature and approval by the governor. The Iowa legislature has previously considered modifying state law to allow for sale of the Iowa Communications Network to a private party but has not done so.

Our Competitive Local Exchange Carrier Subsidiary.    Our competitive local exchange carrier subsidiary, ITC, provides services in 18 of Qwest’s Iowa exchanges. ITC offers the same local exchange services as those offered by Qwest, using an unbundled network elements platform, and provides DSL Internet access service in 13 of the 18 exchanges, using either Qwest’s wholesale service or our own facilities.

Long Distance.    We face significant competition in the long distance market. There are more than 80 interexchange carriers and a substantial number of local exchange carriers providing long distance service in Iowa. AT&T, Sprint, and MCI currently are the other major long distance providers in our service territory. We believe that wireless service also competes with the traditional wireline long distance service that we provide. Although the long distance market is competitive, we believe we are in a good position relative to our peers given our local presence, strong brand and ability to offer both long distance and local services in a single bill. Approximately 50% of our local customers also subscribe to one of our long distance services.

Dial-up and DSL Internet Access.    In many markets we face competition from other dial-up and broadband Internet access service providers. Many such dial-up competitors are neighboring incumbent local exchange carriers, small proprietors with service in only a few communities or, in some circumstances near larger Iowa communities, national providers such as America Online and the Microsoft Network. In some of our markets, broadband competition exists from cable television providers (principally Mediacom Communications), wireless broadband providers using non-licensed spectrum and competitive local exchange carriers that either have their own facilities or have collocated DSL equipment in our central offices. We believe our ability to sell dial-up or broadband services on a bundled basis with local and long distance service enhances our competitive position for continued growth in sales of dial-up and DSL Internet access service sales.

Customers

Our incumbent local exchange carrier operates 294 local telephone exchanges in 425 largely rural communities with an aggregate population of 344,600 or 11.75% of the state’s population. Our business is largely concentrated in the eastern and southern portions of Iowa. According to the 2000 U.S. Census, our service area includes four communities with a population over 9,000; ten communities with a population between 5,001 and 9,000; 26 with a population between 2,000 and 5,000; and more than 385 with a population under 2,000. The largest five communities in our service area in Iowa are (2000 population figures in parentheses): Newton (15,579); Pella (9,832); Fairfield (9,509); Grinnell (9,105); and Mount Pleasant (8,751). These five communities represent approximately 15% of the access lines we serve.

Approximately 76% of our incumbent local exchange carrier access lines serve residential customers, a level that is typical for rural telephone companies. We do, however, provide service to several large businesses in our service areas, including Maytag Corporation (headquartered in Newton), Pella Corporation (headquartered in Pella) and Vermeer Manufacturing Company (also headquartered in Pella). In addition, Grinnell and Pella are the respective homes of four-year universities, Grinnell College and Central College. No single local service customer represented more than 5% of our total 2003 revenues.

As a competitive local exchange carrier, we operate in 18 local telephone exchanges with an aggregate population of 245,000 or 8.4% of the state’s population. According to the 2000 U.S. Census, our service area includes 10 communities with a population over 10,000 and six communities with a population between 5,001 and 10,000. The largest five communities served by our competitive local exchange carrier are (2000 population figures in parentheses): Clinton (27,772); Ankeny (27,117); Burlington (26,839); Marshalltown (26,009); and Ottumwa (24,998). These five communities represent approximately 38% of the total access lines in our competitive local exchange carrier markets. Approximately 70% of the access lines in our competitive local exchange carrier markets serve residential customers.

Network access charges historically have been our largest source of revenues. Of the carriers paying these charges, AT&T is our single largest customer and represented approximately 11% of our revenues in 2002; no other customer has accounted for more than 10% of our revenues. Despite the high percentages of these revenues that we receive from AT&T, we are not dependent on AT&T for these payments. Without regard to the wireline long distance provider used by our customers, we continue to be entitled to receive access charges. Our network access revenues are highly correlated to the number of access lines in service.

Network Facilities

All of our exchanges are served by digital switches that we own, the majority of which were manufactured by Nortel Networks. All of our switches are capable of providing one-plus equal access for long distance service and are linked through a combination of aerial, underground and buried cable, including 2,500 miles of fiber optic cable. Most of our primary network routes have been upgraded from copper to fiber optic cable. The advantages of fiber optic cable compared to copper facilities are greater capacity and flexibility and enhanced transmission quality and reliability. Our network operations and monitoring services are provided by Iowa Network Services, Inc. pursuant to contractual arrangement. Iowa Network Services, Inc. also provides those services for its own network and for other local exchange carriers in Iowa. Automated alarm systems are in place to alert us to problems with our facilities, and our own technicians are on call to make any necessary repairs to the network.

The network facility upgrades we have completed since the GTE Midwest Incorporated acquisition include the following:

•	We have migrated most of the interexchange communications traffic originating from or terminating to our switches onto our own network facilities, reducing costs paid to third parties and increasing our revenues received from third parties for accessing our network.

•	We have reduced the number of access lines utilizing analog carrier technology from approximately 4,600 to 1,700. An analog carrier line is not fully compatible with advanced telephone services such as high-speed Internet.

•	We have deployed voice-mail services to an additional 39 exchanges, enabling this service for an additional 35,000 customers. We are now able to offer voice-mail services to 42 exchanges and 50,700 customers.

•	We have deployed DSL Internet access service to 177 exchanges. We believe 63% of our access lines are now DSL eligible.

•	We have built a widespread data network to support our dial-up and DSL Internet access services customers.

Our 2004 network improvement plan was approved by the Iowa Utilities Board on May 10, 2004. Pursuant to this plan, we will further transform our existing network switching platform and distribution facilities, including our local loops and our facilities for interoffice transport, to better support the advanced communications needs of our subscribers during 2004. The additional revenues made available by the settlement agreement will fund our network improvement plan and will allow us to accelerate the rate at which we deploy DSL and other broadband services, replace analog carrier technology, upgrade switching platforms, install fiber, and otherwise support and deploy new voice and data services. We filed our proposed network improvement plan for fiscal years 2005 through 2007 on November 1, 2004. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Used in Investing Activities.”

Employees

We employ approximately 620 full-time employees, all of whom are based in Iowa. A total of approximately 375 employees are located at our headquarters in Newton, Iowa and our operations center in Grinnell, Iowa.

We have a collective bargaining agreement with the Communications Workers of America, or CWA, which covers approximately 200 of our employees and expires in June 2007. We also have a collective bargaining agreement with the International Brotherhood of Electrical Workers, or IBEW, which covers approximately 25 of our employees and expires in June 2009. There have been no work stoppages or strikes by our IBEW and CWA employees in the past 10 years, and we consider our employee relations to be good.

Environmental Regulations

Our operations are subject to federal, state and local laws and regulations governing the use, storage, disposal of, and exposure to, hazardous materials, the release of pollutants into the environment and the remediation of contamination. As an owner or operator of property and a generator of hazardous wastes, we could be subject to certain environmental laws that impose liability for the entire cost of cleanup at a contaminated site, regardless of fault or the lawfulness of the activity that resulted in contamination. We believe, however, that our operations are in substantial compliance with applicable environmental laws and regulations.

On October 29, 2004, we discovered that groundwater near our underground diesel fuel storage tank located in our Mount Pleasant, Iowa facility contained levels of Total Extractable Hydrocarbons for diesel and waste oil that exceeded the Tier 1 target levels established by the Iowa Department of Natural Resources. We have engaged an environmental engineer in order to further investigate the cause of these elevated chemical levels, the scope of any potential contamination, and what, if any, remedial activities will be required. These investigations are in a very preliminary stage and further tests are required. At this time, we do not know if the contamination will require remedial action or if our diesel fuel storage tank is the source of the contamination. If remedial action is required, the costs of such activities, if any, may be borne by us since we do not have insurance that covers these expenses. However, based on currently available information, we do not believe that any expense relating to this issue will result in a material adverse effect on our financial condition.

Properties

We own most of our administrative and maintenance facilities, central offices and remote switching platforms, and transport and distribution network facilities. Our corporate headquarters is located in Newton, Iowa in a 41,600 square foot facility that we own. We also own a 63,100-square foot building in Grinnell, Iowa, of which 50% is used for our operations group and 50% is leased to a third party, and a 35,900-square foot warehouse and distribution center in Grinnell, Iowa.

Our transport and distribution network facilities include a fiber optic and copper wire backbone, and a distribution network that connects customers both to remote switch locations or the central office in their exchange, and to network points of presence or interconnection with interexchange carriers. These facilities are located on land either owned by us or used by us pursuant to permits, rights of way, easements or other authorizations.

Legal Proceedings

We currently, and from time to time, are involved in litigation and regulatory proceedings incidental to the conduct of our business. We are not a party to any lawsuit or proceeding that, in the opinion of our management, is likely to have a material adverse effect on us.

Intellectual Property

We believe we have the trademarks, trade names and licenses that are necessary for the operation of our business as we currently conduct it. We do not consider our trademarks, trade names or licenses to be material to the operation of our business.

REGULATION

The following summary does not describe all present and proposed federal, state and local legislation and regulations affecting us or the telecommunications industry. Some legislation and regulations are currently the subject of judicial proceedings, legislative hearings and administrative proceedings that could change the manner in which we or our industry operates. Neither the outcome of any of these developments, nor their potential impact on us, can be predicted at this time. Regulation can change rapidly in the telecommunications industry, and such changes may have an adverse effect on us in the future. See “Risk Factors—Risks Related to our Regulatory Environment—Our business is subject to extensive regulation that could change in a manner adverse to us.”

Overview

We are subject to federal, state and local government regulation. We hold various authorizations for our service offerings. At the federal level, the FCC has jurisdiction over common carriers, such as us, to the extent that their facilities are used to originate, terminate or provide interstate and international telecommunications services. The Iowa Utilities Board exercises jurisdiction over our intrastate telecommunications services within Iowa. The Missouri Public Service Commission exercises similar jurisdiction over the intrastate telecommunications services we provide to a small number of customers in Missouri. In addition, under the Telecom Act, federal and state regulators share responsibility for regulating such matters as interconnection between carriers. Municipalities and other local government agencies regulate certain aspects of our business, such as our use of public rights-of-way, and by requiring that we obtain construction permits and comply with building codes.

The following description discusses some of the major telecommunications-related regulations that affect us, but numerous other substantive areas of regulation not discussed here may influence our business. When we refer to “our incumbent local exchange carrier,” we mean Iowa Telecommunications Services, Inc. When we refer to “our competitive local exchange carrier,” we mean our subsidiary Iowa Telecom Communications, Inc.

Federal Regulation

We are subject to, and must comply with, the federal Communications Act of 1934, as amended (the “Communications Act”). Under the Communications Act, we must obtain FCC approval before we transfer control of our company, assign, acquire, or transfer licenses or authorizations issued by the FCC or before we discontinue our interstate service in any area.

Access Charges

The FCC regulates the prices that incumbent local exchange carriers charge for the use of their local networks in originating or terminating interstate and international transmissions. State regulatory commissions, such as the Iowa Utilities Board, regulate prices for access provided in connection with the origination and termination of intrastate transmissions. The prices that we and other incumbent local exchange carriers charge for use of local telephone networks to complete interexchange calls—access services—are called “access charges.”

We provide two types of access services, special access and switched access. The rates for special access, which is provided via dedicated circuits connecting long distance carriers to our network, are structured as flat-rate monthly charges. Rates for switched access are structured as a combination of flat-rate monthly charges, which are paid by end users, and per-minute traffic sensitive charges, which are paid by long distance carriers. A significant amount of our revenues comes from access charges derived from both intrastate and interstate and international transmissions.

Since 1991, the FCC has implemented a system of price cap regulation for interstate access charges established by the largest incumbent local exchange carriers, as well as for any other, smaller incumbent local exchange carriers that choose to be subject to price cap regulation. Our incumbent local exchange carrier has operated under the price cap regime since July 2000 as a result of our acquiring GTE Midwest Incorporated’s Iowa exchanges and succeeding to GTE’s obligations to price its access charges in accordance with price cap regulation. We believe our incumbent local exchange carrier is the smallest carrier in the nation operating under the FCC’s price cap rules. Under these rules, access prices are adjusted based on price indices developed using a number of factors, including the rate of inflation and productivity factors. Under price cap regulation, an incumbent local exchange carrier has greater flexibility in determining the amount of revenues that may be recovered from a particular access service.

As of and since July 1, 2000, our incumbent local exchange carrier’s interstate access charges have been established in accordance with an order adopted in response to a proposal put forth by members of The Coalition for Affordable Local and Long Distance Service (“CALLS Order”). The CALLS Order, which governs our interstate access charges until June 30, 2005, reformed access charge regulation for carriers subject to price caps. It implemented a system for reducing per-minute traffic sensitive rates for switched access services to specific target levels that the FCC believed more closely approximated the cost of providing those services. We met the target rates for switched access in our access charge filings made with the FCC in July 2001. In September 2003, the FCC permitted our incumbent local exchange carrier to increase our rates for switched access to more closely reflect our forward-looking economic costs.

The CALLS Order also permitted us to recover a greater proportion of our local costs by increasing the subscriber line charge levied on end users. In June 2002, the FCC adopted an order that permitted all price cap-regulated carriers, including us, to increase further the subscriber line charge.

Our incumbent local exchange carrier files tariffs for its interstate access charges with the FCC annually.

In addition to the access charge system, our incumbent local exchange carrier also is subject to the requirements of the Communications Act and the FCC that impose on local telecommunications carriers a duty to establish reciprocal compensation arrangements for the transport and termination of non-toll telecommunications between telecommunications carriers. See “—Interconnection with Local Telephone Companies and Access to Other Facilities.” Under these rules, the calling party’s carrier must compensate the called party’s carrier for costs associated with transporting and terminating the call.

In April 2001, the FCC released a Notice of Proposed Rulemaking to determine whether to adopt a unified regime that would apply to all of these intercarrier compensation arrangements; such a regime could be a successor to the five-year transitional access charge system established by the CALLS Order. The FCC’s Notice sought comment on various possible reforms, including an alternative to the current “calling-party’s-network-pays” system known as “bill-and-keep.” Under “bill-and-keep” arrangements, each carrier would be required to recover the costs of terminating (and originating) calls from its own end users. We are actively participating in discussions with other industry parties aimed at developing a consensus proposal on intercarrier compensation for this FCC proceeding and other FCC proceedings relating to the issue. In October, 2004, we joined with eight other carriers, collectively known as the Intercarrier Compensation Forum, to file a specific reform proposal in that FCC proceeding. The outcome of the FCC’s proceedings is uncertain, but it could result in significant changes to the way in which we receive compensation from other carriers and our end users. At this time, we cannot estimate whether the FCC or Congress will reform the current system or, if so, whether and to what extent any changes will affect our incumbent local exchange carrier’s or our competitive local exchange carrier’s access charge revenues and other reciprocal compensation receipts and payments.

On May 18, 2004, the FCC released an order on reconsideration affecting the level of the charges that competitive local exchange carriers, including our competitive local exchange carrier, may levy for interstate access. The FCC clarified its rules to provide that a rural competitive local exchange carrier may assess a presubscribed interexchange carrier charge on an interexchange carrier only if and to the extent that the competing incumbent local exchange carrier assesses such a charge. Further, its order clarifies the rate competitive local exchange carriers can charge for tandem switching and transport. We believe neither of these rule changes will materially affect the access service revenues of our competitive local exchange carrier.

Our competitive local exchange carrier also charges for interstate access in accordance with FCC requirements. These rules allow us to set our competitive local exchange carrier’s rates at the current National Exchange Carrier Association rates for switched access, excluding the rate for carrier common line charges.

The Telecommunications Act of 1996

The Telecom Act, which amended the Communications Act, changed and will continue to change the regulatory and competitive landscape in which we operate. The most important of these changes are removing most legal barriers to market entry into local telephone services; requiring that incumbent local exchange carriers, such as our incumbent local exchange carrier, interconnect with competitors and offer unbundled network elements; establishing procedures for the Regional Bell Operating Companies to provide long distance services within their home regions; and creating greater opportunities for competitive providers, such as our competitive local exchange carrier, to compete with other incumbent local exchange carriers. Each of these changes is discussed below.

Removal of Entry Barriers

Following the passage of the Telecom Act, the level of competition in the local markets served by our incumbent local exchange carrier has increased and is expected to increase. See “Business—Competition.” The requirements of the Telecom Act also effectively remove or prevent legal barriers to market entry and thereby permit our competitive local exchange carrier to provide competitive local exchange service in Iowa.

Interconnection with Local Telephone Companies and Access to Other Facilities

The Telecom Act imposes several requirements on all local exchange carriers, including competitive local exchange carriers, with additional requirements imposed on incumbent local exchange carriers. These requirements are intended to promote competition in the local exchange market by, in part, ensuring that a carrier seeking interconnection will have access to the interconnecting carrier’s network functionalities under reasonable rates, terms and conditions.

All local exchange carriers, including both our incumbent local exchange carrier and our competitive local exchange carrier, must comply with the following requirements:

•	Resale. Local exchange carriers generally may not prohibit or place unreasonable restrictions on the resale of their local services at retail rates.

•	Telephone Number Portability. Local exchange carriers must provide for telephone number portability, allowing a customer to keep the same telephone number even when switching service providers.

•	Dialing Parity. Local exchange carriers must provide dialing parity, which allows customers to route their calls to another local service provider without having to dial special access codes.

•	Access to Rights-of-Way. Local exchange carriers must provide access to their poles, ducts, conduits and rights-of-way on a reasonable, nondiscriminatory basis.

•	Reciprocal Compensation. Each local exchange carrier on whose network a call originates must reasonably compensate each telecommunications carrier on whose network the call terminates.

Under the Telecom Act, all incumbent local exchange carriers, including our incumbent local exchange carrier, have the following additional obligations except for certain exempt “rural telephone companies”:

•	Duty to Negotiate. Negotiate in good faith with any carrier requesting interconnection.

•	Interconnection. Provide interconnection for the transmission and routing of telecommunications at any technically feasible point in the network, equal to interconnection provided to an affiliate or other party, and on just, reasonable and nondiscriminatory rates, terms and conditions.

•	Unbundling of Network Elements. Provide nondiscriminatory access to unbundled network elements or combinations of unbundled network elements at cost-based rates.

•	Resale. Offer its retail local telephone services to resellers at a wholesale rate that is less than the retail rate charged to end users.

•	Notice of Changes. Provide notice of changes in information needed for another carrier to transmit and route services using the incumbent local exchange carrier’s facilities.

•	Collocation. Provide physical collocation, which allows competitive local exchange carriers to install and maintain their own network termination equipment in incumbent local exchange carriers’ central offices, or to obtain functionally equivalent forms of interconnection.

Our incumbent local exchange carrier is a “rural telephone company,” as defined by the Communications Act. In 1997, however, the Iowa Utilities Board removed the rural telephone company exemption applicable to what were then GTE Midwest Incorporated’s Iowa exchanges.

The Telecom Act affords small local exchange carriers (those with less than two percent of the nation’s access lines) the opportunity to petition the state regulatory agency for suspension or modification of any of the requirements imposed on local exchange carriers. In March 2004, we filed with the Iowa Utilities Board a request for permission to delay implementation of local number portability and thousand block number pooling in certain switch locations. On September 17, 2004, the Iowa Utilities Board extended the deadline for Iowa Telecom to complete its implementation of local number portability to December 31, 2007 and extended the deadline for Iowa Telecom to complete its implementation of thousand block number pooling to May 2008. Our incumbent local exchange carrier has not otherwise requested any suspension or modification of, and we believe we are otherwise in compliance with, all other interconnection requirements of the Telecom Act.

Our incumbent local exchange carrier currently has 33 active interconnection agreements in force with wireline competitive local exchange carriers, five of which are approaching termination and may be renegotiated and two of which will terminate if pending exchange sales are completed, and 12 active interconnection agreements in force with wireless carriers.

Unbundling of Network Elements

To implement the interconnection requirements of the Telecom Act, incumbent local exchange carriers, including our incumbent local exchange carrier, are required to provide unbundled network elements to competitors based on forward-looking economic costs, using the total element long-run incremental cost, or TELRIC, methodology. Our incumbent local exchange carrier is in compliance with these requirements and is meeting its obligations to unbundle its network. Also based on these requirements, our competitive local exchange carrier has entered some local markets where Qwest is the incumbent local exchange carrier by obtaining a combination of unbundled network elements, including unbundled switching and local loops, from Qwest. This combination of unbundled network elements is referred to as the unbundled network element platform.

In February 2003, in its Triennial Review Order, the FCC revised its rules requiring the unbundling of network elements by incumbent local exchange carriers. Among the more significant of the FCC’s determinations was eliminating the requirement for line sharing (that is, when a competitive local exchange carrier offers Internet access services over the high frequency portion of the incumbent local exchange carrier’s local loop), redefining the standard for determining which services are subject to unbundling, eliminating switching as an unbundled network element for business customers served by high capacity loops, eliminating the requirement for unbundling of packet switching services and new fiber-to-the-home technology, redefining the local loop unbundled network elements to provide for identification of interoffice dedicated transport and clarifying what is a qualifying service for purposes of obtaining interconnection.

In the Triennial Review Order, the FCC made a nationwide determination that competition in mass markets would be impaired without unbundled access to incumbent local exchange carrier switches and to certain dedicated transport elements. The FCC also delegated to state regulatory agencies an increased role in determining which individual elements must be unbundled in the geographic markets they regulate, and specifically directed state regulators to consider whether competition in enterprise and mass markets would be impaired without access to incumbent local exchange carrier switching and certain dedicated transport elements on an unbundled basis.

On March 2, 2004, the United States Court of Appeals for the District of Columbia Circuit in part vacated and remanded the Triennial Review Order and affirmed in part. Among the more significant of the reversals by the court was its holding unlawful the FCC’s delegation to state regulatory agencies and its vacating and remanding the FCC’s determinations regarding nationwide impairment. The court also vacated the FCC’s distinction between qualifying and non-qualifying services for purposes of interconnection. After reversal of its unbundling rules by the federal courts, on August 20, 2004, the FCC released interim rules for unbundling and initiated a proceeding to review and revise its unbundling rules. The interim rules, and any final rules the FCC may adopt, are likely to be subject to further court challenges. We cannot predict what impact, if any, action taken by the FCC may have on our incumbent local exchange carrier or on our competitive local exchange carrier.

With respect to our incumbent local exchange carrier, the interim and any new final rules that may be adopted by the FCC, as well as court decisions, may affect how we deal with competitors in our local markets, although we cannot predict their effect. Our competitive local exchange carrier could be adversely affected by removal of the requirement that Qwest, as an incumbent local exchange carrier, provide unbundled switching. Our competitive local exchange carrier also could be adversely affected by both the FCC’s determination that new fiber-to-the-home technology need not be unbundled, which determination was upheld by the court of appeals, and its decision in October 2004 that incumbents also need not unbundle fiber local loops.

As a result of the court of appeals decision, which may impair the availability of the unbundled network elements platform, and at the urging of the FCC, Qwest and a consortium of competitive local exchange carriers, including our competitive local exchange carrier, entered into discussions with respect to a possible negotiated agreement on terms, conditions and rates for the platform on which Qwest would continue to make the unbundled network elements platform service available to competitive local exchange carriers on an ongoing basis, regardless of further regulatory action. Negotiations between Qwest and the consortium ceased and the negotiations did not result in an agreement concerning the continued availability of unbundled network element platform service. However, Qwest and at least two competitive local exchange carriers have reached separate agreements that will make unbundled network element platform service available to at least these competitive local exchange carrier on an ongoing basis in those parts of fourteen states, including Iowa, where Qwest operates as the incumbent local exchange carriers. Our competitive local exchange carrier is exploring a similar agreement with Qwest concerning the continued availability of unbundled network element platform service. We cannot predict the effect, if any, the separate agreement, any other agreement or failure to reach an agreement with Qwest may have on our competitive local exchange carrier.

The FCC is examining its TELRIC pricing rules, which apply generally to all unbundled network elements. The FCC may, in the future, reconsider other aspects of its local competition rules. Congress may consider legislation that would affect local competition and these rules. We cannot predict the outcome of any of these proceedings, or of any action or decision taken by the FCC, the Iowa Utilities Board, any legislative body or court concerning the rules regarding local competition, and how any changes would affect either our incumbent local exchange carrier or our competitive local exchange carrier.

On July 18, 2004, the FCC adopted an “all or nothing” rule, which requires competitive local exchange carriers that wish to obtain interconnection with an incumbent local exchange carrier by adopting the terms of existing interconnection agreements between the incumbent and another competitive local exchange carrier to adopt all of the terms and conditions of such agreement. The new rule restricts a competitive local exchange carrier’s ability to “pick and choose” the most favorable terms from all existing interconnection agreements. We believe the new rule is a positive development for our incumbent local exchange provider and will not affect the interconnection arrangements between our competitive local exchange carrier and Qwest.

Bell Operating Company Entry into Long Distance Services

Qwest is our competitive local exchange carrier’s principal competitor in regions in which Qwest is the incumbent local exchange carrier. Pursuant to provisions of the Telecom Act, in December 2002, the FCC authorized Qwest to provide in-region long distance services in Iowa. Once a Regional Bell Operating Company, such as Qwest, is authorized to provide long distance services, it may compete more directly with providers of integrated communications services, such as our competitive local exchange carrier.

As a rural local exchange carrier, we can offer long distance services without providing those services through a separate affiliate. Our incumbent local exchange carrier, however, is required to provide these services through a separate division, which is subject to some prohibitions.

Regulation of Interstate and International Services

The Communications Act requires that we offer interstate and international common carrier services at just and reasonable rates and on terms and conditions that are not unreasonably discriminatory. In general, our interstate and international long distance services are not subject to rate regulation but are subject to the FCC’s complaint procedures. Pursuant to the FCC’s rules, we disclose the terms and conditions of our long distance services on our web site.

Universal Service

The FCC is required to establish a “universal service” program, to ensure that affordable, quality telecommunications services are available to all Americans. The program at the federal level has several components, including one that pays support to “high cost” areas, including certain areas served by rural local exchange carriers for which the costs of providing basic telephone service are significantly higher than the national average. The Telecom Act altered the framework for providing and funding universal service by:

•	requiring the FCC to make implicit subsidies explicit;

•	expanding the types of telecommunications carriers that are required to pay universal service support; and

•	allowing telecommunications carriers to apply to state regulators for, and be eligible for, universal service support, including where they serve customers formerly served by incumbent local exchange carriers.

These and other provisions were intended to make the provision of and contributions to universal service compatible with a competitive market.

Universal service funds are only available to carriers designated as eligible telecommunications carriers by the state regulatory commission. Although our incumbent local exchange carrier is certified as an eligible communications carrier by the the Iowa Utilities Board with respect to the 294 exchanges that we operate, under current FCC rules it is not eligible to receive any high-cost support because we purchased our exchanges from GTE Midwest Incorporated, which did not receive any high-cost support, and because our average historical loop costs are lower than the national average. Under the FCC’s rules, support is available only for rural carriers with historical loop costs above the national average. See “—Access Charges.”

The CALLS Order also provided for a phase-out of implicit universal service support mechanisms (which had, in part, relied on setting rates for interstate access above cost), to be replaced with more explicit subsidy mechanisms. The CALLS Order created an interstate access support fund as part of the universal service fund. Currently, our incumbent local exchange carrier receives $4.1 million in annual universal service support arising out of the reforms in switched access charges implemented as a result of the CALLS Order.

Our competitive local exchange carrier has been certified as an eligible telecommunications carrier in Iowa by the Iowa Utilities Board. Our competitive local exchange carrier receives no high-cost or interstate access support for the Qwest markets it has entered because Qwest currently receives high cost and only nominal interstate switched access support for the markets served by our competitive local exchange carrier.

Our incumbent local exchange carrier and competitive local exchange carrier are required to make contributions to the federal universal service program based on methodologies and procedures established by the FCC. Contributions to the federal universal service fund are based on revenues from interstate and international services. In accordance with FCC rules, we recover our contributions from our customers through a surcharge on interstate and international revenues. The surcharge is adjusted each quarter. In 2003, our incumbent local exchange carrier and competitive local exchange carrier collected and contributed to the universal service fund approximately $2.5 million and $5,000, respectively. Recent suspensions of some universal service fund payments to schools and libraries pursuant to the federal Anti-Deficiency Act might be followed by delays or suspensions of payments from other support programs administered by the Universal Service Administrative Company, perhaps including interstate access support payments received by our incumbent local exchange carrier. We cannot predict whether and for how long interstate access support payments might be delayed or suspended or how actions to address this problem may affect us.

In 2000, the FCC implemented new rules for non-rural telephone companies to provide universal service support on the basis of forward-looking costs. In May 2001, the FCC adopted a proposal from the Rural Task Force to reform universal service support for rural areas. As adopted, for an interim five-year period until no later than July 1, 2006, eligible rural carriers will continue to receive support based on a modified embedded cost mechanism. The FCC has indicated that, for the period thereafter, it will develop a comprehensive plan for high-cost support mechanisms for rural and non-rural carriers, which may rely on forward-looking cost estimates. The FCC referred these issues to the Federal-State Joint Board on Universal Service, which, on August 16, 2004, requested comment on future federal universal service support mechanisms for rural carriers, including whether the costs that provide the basis for universal service support should be calculated on the basis of a rural carrier’s actual embedded costs or its forward-looking economic costs and whether to modify the definition of rural telephone company. We expect the Joint Board to issue a recommendation sometime after December 14, 2004, and the FCC to initiate a proceeding to gather comment on the Joint Board’s recommendation thereafter.

In a separate proceeding, the FCC is considering prior recommendations of the Joint Board concerning changes to the universal service program that would affect both rural and non-rural carriers. Those recommendations included adoption of permissive federal guidelines for states to use in designating competitive telecommunications carriers as eligible to receive federal universal support funding, capping high cost support in rural areas where such carriers have been determined to be eligible, and limiting high-cost support to a single primary line at each customer location. We expect the FCC to act on the Joint Board’s recommendations before March 2005. We cannot predict the outcome of either of these universal service proceedings or their effect on us.

Internet

We provide Internet access services as an ISP. To date, because the FCC has classified such services as information services, rather than telecommunications services, they are not subject to various regulatory obligations imposed on common carriers, such as paying access charges or contributing to the Universal Service Fund, and the FCC does not regulate the rates, terms or conditions of Internet access service. Our ISP business is, and may become, subject to a variety of other legal requirements relating to privacy, copyright, the conveyance of obscenity, indecent speech, unsolicited electronic messages and taxation.

In February 2004, the FCC determined that a particular type of entirely Internet-based voice-over-Internet protocol service also is an information service and exempt from such regulatory obligations. Also in February 2004, the FCC launched a comprehensive rulemaking to determine the appropriate types of regulation (including such matters as intercarrier compensation and contributions to universal service) to which ISPs offering or enabling different types of services, including voice-over-Internet protocol, should be subject. We cannot predict the outcome of this proceeding or the effect of FCC decisions on any of our ISP, incumbent local exchange carrier or competitive local exchange carrier businesses.

Customer Information

Companies such as our incumbent local exchange carrier are subject to statutory and regulatory limitations on the use of customer information we acquire by virtue of providing telecommunications services, including information related to the quantity, technical configuration, type, destination and the amount of a customer’s use of services. Under these rules, we may not use such information acquired through one of our service offerings to market other service offerings without the approval of the affected customers. We believe that we are in compliance with these obligations which may affect our incumbent local exchange carrier’s ability to market some services to our customers.

Communications Assistance for Law Enforcement Act

Under the Communications Assistance for Law Enforcement Act and related federal statutes, we are required to provide law enforcement officials with call content and call identifying information under a valid electronic surveillance warrant and to reserve a sufficient number of circuits for use by law enforcement officials in executing court-authorized electronic surveillance. We believe we are in compliance with the those laws and regulations, as currently applied.

Preferred Carrier Selection Changes

A customer may change his or her preferred long distance carrier at any time, but the FCC and the Iowa Utilities Board regulate this process and require that specific procedures be followed. The FCC and Iowa Utilities Board have levied substantial fines for unauthorized changes and have recently increased the penalties for such conduct. We believe we are in compliance with the required processes and procedures, and no such fines have been assessed against us.

State Regulation—Incumbent Local Exchange Carrier

The Iowa Utilities Board is responsible for regulating the terms and conditions, including rates, pursuant to which our incumbent local exchange carrier provides basic intrastate local telephone service and switched access service for intrastate transmissions within Iowa. The Iowa Utilities Board also has jurisdiction over the service quality of the incumbent local exchange carrier’s intrastate services and relationships with our customers. As required by the Iowa Utilities Board, our incumbent local exchange carrier files and receives approval of tariffs for local telephone and switched access service. These tariff filings are available on our web site. The Iowa Utilities Board does not regulate the rates our incumbent local exchange carrier charges for other services, including intrastate long distance, intrastate special access, directory assistance, voicemail and local private line services.

The Iowa Utilities Board has granted a certificate of public convenience and necessity to our incumbent local exchange carrier to provide local telephone service in Iowa. We may not transfer our certificate, transfer control of our company or discontinue providing local services in any of the exchanges we serve without first obtaining the Iowa Utilities Board’s approval. The Iowa Utilities Board has the power to sanction us or revoke our certificate if we are in material violation of any law or regulation. We also must obtain the Iowa Utilities Board’s approval to acquire the whole or any substantial part of the assets or the controlling capital stock of any public utility in Iowa, or to sell or otherwise dispose of the whole or any substantial part of our assets. In addition, the Iowa Utilities Board is responsible for implementing some of the state and federal laws and regulations intended to promote competition. It also has authority under the Telecom Act to establish the rates and terms on which competitive local exchange carriers can interconnect with and obtain unbundled access to incumbent local exchange carrier networks.

Our incumbent local exchange carrier is subject to an Iowa statutory price regulation plan (the “Iowa rate plan”), which was created by statute in 1995 and had applied to the GTE Midwest Incorporated exchanges that we acquired. Our incumbent local exchange carrier is the only Iowa rate-regulated company that operates under the plan, although two other rate-regulated incumbent local exchange carriers with exchanges in Iowa operate under similar plans. The Iowa rate plan sets forth the method by which the incumbent local exchange carrier sets rates for our regulated basic and non-basic communications services. Regulated basic communications services include:

•	basic local telephone service;

•	switched access;

•	911 and E-911 services; and

•	dual party relay service.

Regulated non-basic communications services are those services, other than basic communications services, that are regulated by the Iowa Utilities Board. They include, among others, call waiting, call forwarding and caller ID.

Under the Iowa rate plan, the incumbent local exchange carrier annually determines the allowable percentage increase or required percentage decrease in rates for basic communications service by applying a measure of inflation to the aggregate revenues from basic communications services. Generally, our incumbent local exchange carrier is permitted, each year, to raise rates for basic communications services to the extent that the change in basic service communications revenues does not exceed the most recent annual change in inflation. Our incumbent local exchange carrier is required to decrease rates in any year in which there is deflation. Our incumbent local exchange carrier has the flexibility to increase or decrease rates other than by the measure of inflation; the plan permits rates for specific basic communications services to be increased by more than the rate of inflation, but only to the extent that rates for other basic communications services are reduced so that the aggregate revenue change does not exceed the annual price cap. The Iowa rate plan allows our incumbent local exchange carrier, at our option, to reduce our rates for a class of basic communications services, but not below the incremental cost of providing the service.

Our incumbent local exchange carrier may defer and accumulate allowable increases for basic communications service for a maximum of three years and incorporate the deferred increases into a single price adjustment of up to six percent. We may not defer decreases for basic services, except that we may defer decreases of less than two percent for one year. In addition, in some instances, we may apply a deferred price increase to offset a required price decrease.

With respect to our non-basic communications services, we may not raise rates such that our aggregate revenues from such services would increase by more than six percent during any twelve-month period. Within this cap, our incumbent local exchange carrier is permitted to adjust prices for individual non-basic communications services. We may reduce our prices for non-basic communications services, at our option, but not below the incremental cost of providing the service.

Although intrastate access is a basic communications service, the statute prohibits intrastate access charges from being increased and does not require that they be decreased, thereby effectively freezing them at the level set in 1998. The prohibition on changes in our incumbent local exchange carrier’s intrastate access charges does not apply to the intrastate carrier common line rate, which the Iowa Utilities Board has currently set at $0.03 per intrastate minute of use. Only if the Iowa Utilities Board modifies that rate would our incumbent local exchange carrier be required to adjust it. We cannot predict whether or when the Iowa Utilities Board would consider any such modification.

The Iowa rate plan provides that local rates may be adjusted, other than as described above, in two circumstances. First, our incumbent local exchange carrier may petition the Iowa Utilities Board at any time to adjust local service rates to reflect the effects of factors beyond our control. Second, at three-year intervals, our incumbent local exchange carrier may petition the Iowa Utilities Board to review our operations and permit rate increases to reflect the effects of competition in our market, the need to deploy advanced network services or attract capital and to implement rate design changes. Our incumbent local exchange carrier filed such a petition in May 2002, which was substantially rejected by the Iowa Utilities Board in December 2002. We petitioned the district court for judicial review of the Iowa Utilities Board’s decision in July 2003. In April 2004, a settlement agreement was reached among all parties to the appellate proceeding. Pursuant to the settlement agreement, we consolidated our monthly rates for basic business and residential telephone service, which previously varied among our local exchanges, at $32.09 and $16.60, respectively. In addition, the settlement agreement provides that we must make certain expenditures for network improvements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenues—Our Rate and Pricing Structure” and “—Liquidity and Capital Resources—Cash Used in Investing Activities.” As part of the settlement, we have agreed not to petition the Iowa Utilities Board for further rate increases pursuant to Board review of our operations until we have spent at least $38.9 million of additional revenues on our network improvement plan and not to seek additional rate increases related to participation in the Iowa broadband initiative.

The Iowa Utilities Board may review our incumbent local exchange carrier’s compliance with and operation under the Iowa rate plan. As a result of any such review, the Iowa Utilities Board may propose and approve reasonable modifications to the plan, except that it may not require either a reduction in our rates for any basic communications service or require that our incumbent local exchange carrier implement rate of return regulation. The Iowa Utilities Board has conducted two such reviews and has taken no action concerning our incumbent local exchange carrier’s operation under the Iowa rate plan as a result of either review.

In March 1999, the Iowa Utilities Board initiated a proceeding to examine whether an intrastate universal service high-cost fund is necessary and, if so, to consider appropriate policies to implement and govern such a fund. In March 2004, the Iowa Utilities Board determined that proposed rules creating a state universal service high-cost fund are not needed at this time and terminated the proceeding. No intrastate universal service fund exists at present and it is uncertain whether or when such a fund might be established.

Iowa law authorizes the Iowa Utilities Board to deregulate communications services or facilities if the Iowa Utilities Board determines a service or facility is subject to effective competition. On May 7, 2004, the Iowa Utilities Board initiated a proceeding to consider whether local exchange service to business and residential customers in certain exchanges (including seventeen exchanges served by our incumbent local exchange carrier and at least one other facilities-based provider) and residential second line service throughout Iowa are subject to effective competition and should be deregulated. We anticipate the Iowa Utilities Board’s proceeding will be completed in late 2004.

State Regulation—Competitive Local Exchange Carrier

Our competitive local exchange carrier subsidiary, ITC, provides services in 18 of Qwest’s Iowa exchanges. ITC offers the same local exchange services as those offered by Qwest, using an unbundled network elements platform, and provides DSL Internet access service in 13 of the 18 exchanges, using either Qwest’s wholesale service or our own facilities. The Iowa Utilities Board does not have jurisdiction over the rates for local basic communications service of our competitive local exchange carrier, but our competitive local exchange carrier does file tariffs for such service with the Iowa Utilities Board for informational purposes.

The Iowa Utilities Board has jurisdiction over our competitive local exchange carrier’s switched access rates. The Iowa Utilities Board rules allow our competitive local exchange carrier to adopt the tariffs of any other carrier providing switched access service in Iowa. Our competitive local exchange carrier, like a majority of competitive local exchange carriers in the state, has adopted the switched access rates contained in the access tariff of the Iowa Telecommunications Association. The Iowa Utilities Board also has jurisdiction over the service quality of our competitive local exchange carrier’s intrastate services and relationships with its customers.

Other

Our incumbent local exchange carrier provides local exchange services from three exchanges in Iowa that include approximately 105 access lines that serve customers physically located in Missouri. With regard to these access lines, our incumbent local exchange carrier is subject to the jurisdiction of the Missouri Public Service Commission, which is responsible for granting operating certificates to local service providers and regulating the intrastate access service and local service, the service quality and relationships with customers of incumbent local exchange carriers operating in Missouri. Our incumbent local exchange carrier is certified to operate in Missouri and, as such, has approved tariffs on file with the Missouri Public Service Commission. Our incumbent local exchange carrier also files service quality and financial monitoring reports with the Missouri Public Service Commission on an annual and quarterly basis.

Neither the Iowa Utilities Board nor the Missouri Public Service Commission regulates dial-up Internet access or high-speed Internet access services to customers of either our incumbent local exchange carrier or our competitive local exchange carrier. Currently, neither regulatory agency has an open proceeding to investigate the provision of local voice service over Internet protocol.

Local Government Authorizations

In some communities, our incumbent local exchange carrier is required to obtain certain authorizations from municipal authorities, such as permits, licenses or easements to install and maintain the facilities and equipment necessary to provide telecommunications services. We believe we are in compliance with all such requirements. Some jurisdictions where we may provide service may require license or franchise fees based on criteria established by Iowa statute. These amounts are not material to our incumbent local exchange carrier operations.

To the extent our competitive local exchange carrier is providing service via facilities or services purchased from Qwest, no local government authorizations are required. If our competitive local exchange carrier were to construct its own facilities, it would be subject to the requirements of local governments in such markets. Currently, our competitive local exchange carrier pays no local license or franchise fees.

MANAGEMENT

The following table sets forth information with respect to our directors and executive officers. Executive officers are appointed by the board of directors to serve, subject to the discretion of the board of directors, until their successors are appointed.

On October 28, 2004, Alan L. Wells, our President and Chief Executive Officer, joined the board. In addition, we expect that two new directors, both independent under the New York Stock Exchange’s director independence standards, will be appointed in accordance with our amended and restated bylaws within one year of the closing of this offering. See “—Composition of the Board After the Offering” below.

Name	Age	Position
Alan L. Wells	45	President, Chief Executive Officer and Director
David M. (Mike) Anderson	49	Vice President—External Affairs
Charles J. Bruggemann	51	Vice President—Operations
Donald G. Henry	45	Vice President, General Counsel and Secretary
Lon M. Hopkey	38	Vice President—Corporate Development
Dennis R. Kilburg	51	Vice President—Engineering
Craig A. Knock	41	Vice President, Chief Financial Officer and Treasurer
Timothy D. Lockhart	42	Vice President—Administration
Brian T. Naaden	45	Vice President and Chief Information Officer
Michael A. Struck	46	Vice President—Sales and Marketing
Edward J. Buchanan	63	Chairman of the Board of Directors
Brian P. Friedman	49	Director
Kevin R. Hranicka	52	Director
Stuart B. Katz	49	Director

Set forth below is certain information regarding the professional experience of the persons named above.

Alan L. Wells.    Mr. Wells is President and Chief Executive Officer of Iowa Telecom, and a member of our board of directors. He joined us in 1999 as President and Chief Operating Officer, and was appointed to the role of President and Chief Executive Officer in 2002. Prior to joining Iowa Telecom, Mr. Wells was Senior Vice President and Chief Financial Officer at MidAmerican Energy Holdings Company (MidAmerican), a Des Moines, Iowa based electric and gas utility holding company, from 1997 until 1999. During the same period, Mr. Wells also served as President of MidAmerican’s non-regulated businesses. Mr. Wells held various executive and management positions with MidAmerican, its subsidiaries, and Iowa-Illinois Gas and Electric, one of its predecessors, from 1993 through 1999. Prior to that, Mr. Wells was with Deloitte Consulting (previously Deloitte & Touche Consulting) from 1986 through 1993. Prior to joining Deloitte & Touche, Mr. Wells held various positions with the Public Utility Commission of Texas and Illinois Power Company. He is a graduate of Illinois State University with a Bachelor of Science degree in Business Administration, and is a certified public accountant. Mr. Wells also serves as President of the Newton Development Corporation, and is a member of the board of directors of both the United States Telecommunications Association and the Iowa Telecommunications Association.

David M. (Mike) Anderson.    Mr. Anderson is our Vice President—External Affairs. Mr. Anderson is responsible for all of our state and federal regulatory and legislative activities. He is also responsible for the operation of our wholesale services group, which manages and services our business relationships with competitive local carriers and wireless carriers. In addition, he is responsible for the activities of our corporate communications group. Prior to joining Iowa Telecom in 2000 in conjunction with the GTE Midwest Incorporated acquisition, Mr. Anderson spent 21 years with GTE Midwest Incorporated in various management positions involving regulatory and legislative policy development and implementation. From 1989 to 2000, Mr. Anderson was Director of External Affairs for GTE Midwest Incorporated’s Midwest operations group. In that position he managed GTE Midwest Incorporated’s regulatory and legislative activities in Iowa, Missouri, Nebraska and Minnesota. He is a past President and Director of the Iowa Telecommunications Association. He has also served on the board of directors of the Nebraska, Minnesota and Missouri Telephone Associations. He is currently a member of United States Telecommunications Association’s Telecom Policy Committee.

Charles J. Bruggemann.    Mr. Bruggemann is our Vice President—Operations. Mr. Bruggemann is responsible for our field force operations, including our central office, service provisioning, dispatch and repair activities. He is also responsible for external contract labor associated with outside plant activities, and for buildings, fleet and supply operations. Prior to joining Iowa Telecom in 2000 in conjunction with the GTE Midwest Incorporated acquisition, Mr. Bruggemann held several positions with GTE Midwest Incorporated. From 1997-2000, he was General Manager, Customer Operation for the Midwest Division and had overall responsibility for service operations in the states of Iowa, Nebraska and Minnesota. Prior to that assignment, Mr. Bruggemann held various technical and managerial positions with GTE Midwest Incorporated. Mr. Bruggemann has over 32 years of telecommunications operations experience. Mr. Bruggemann currently serves as an officer and director of Iowa One Call.

Donald G. Henry.    Mr. Henry is our Vice President, General Counsel and Secretary. From 1999 until he joined Iowa Telecom in 2003, Mr. Henry represented the Office of Consumer Advocate in administrative proceedings before the Iowa Utilities Board relating to telecommunications law and policy and in various judicial proceedings. Between 1992 and 1999, Mr. Henry served as administrative law judge for the Utilities Division of the Iowa Department of Commerce, on behalf of the Iowa Utilities Board. Prior to that time, Mr. Henry was in a private practice. Mr. Henry received his law degree from the University of Michigan and holds a masters degree in economics from the University of Iowa.

Lon M. Hopkey.    Mr. Hopkey is our Vice President—Corporate Development. Mr. Hopkey is responsible for our competitive local exchange carrier operations and for growth initiatives including strategic acquisitions and divestitures. Prior to joining Iowa Telecom in 1999, Mr. Hopkey held several positions with MidAmerican. From 1996 to 1999, Mr. Hopkey was Manager Corporate Development for MidAmerican, with responsibilities for completing purchase and sale transactions for various non-regulated entities and for evaluating business combinations for MidAmerican. From 1997 to 1999, Mr. Hopkey was responsible for running several non-regulated entities of MidAmerican. From 1990 through 1996, Mr. Hopkey held various corporate finance positions with MidAmerican and its predecessor companies. Mr. Hopkey has a Masters of Business Administration degree, and a Bachelor of Science degree in Biomedical Engineering from the University of Iowa.

Dennis R. Kilburg.    Mr. Kilburg is our Vice President—Engineering. Mr. Kilburg is responsible for all network planning, all capital expenditures related to network infrastructure and all network technical support. Prior to joining Iowa Telecom in 1999, Mr. Kilburg was the Director of Advanced Network Products at Iowa Network Services, Inc. From 1994 until 1998, Mr. Kilburg managed Hickory Tech Corporation’s telecommunications operations within Iowa. Prior to joining Hickory Tech, Mr. Kilburg worked in various management roles for GTE Midwest Incorporated and Contel Corporation from 1985 until 1994, and with the Preston Telephone Co. from 1971 until 1985. Mr. Kilburg has over 33 years of experience in telecommunications operations and engineering.

Craig A. Knock.    Mr. Knock is our Vice President, Chief Financial Officer and Treasurer. From 1998 until he joined us in January 2000, he served as the Vice President and Chief Financial Officer for Racom Corporation, a wireless telecommunications company in Iowa. From 1993 until 1998, he was the Vice President and Chief Financial Officer and Treasurer for Atlantic Tele-Network, Inc., a publicly-held telecommunications company headquartered in the U.S. Virgin Islands. He also served as the Controller for Atlantic Tele-Network from 1992 until 1993. Prior to joining Atlantic Tele-Network, Mr. Knock worked as an audit manager with Deloitte & Touche. Mr. Knock is a certified public accountant and has a Bachelor of Business Administration degree in Accounting from the University of Iowa.

Timothy D. Lockhart.    Mr. Lockhart is our Vice President—Administration. Mr. Lockhart is responsible for all human resource functions, as well as our residential customer contact center. Prior to joining Iowa Telecom in 2000, Mr. Lockhart held human resource positions with the Menasha Corporation from 1993 through 1999. From 1988 to 1992, Mr. Lockhart served in various human resource roles with the Weyerhaeuser Corporation. Mr. Lockhart has a Bachelor of Science degree in Communications from Toccoa Falls College and a Masters of Arts degree in Organizational Development and Business from Arizona State University.

Brian T. Naaden.    Mr. Naaden is our Vice President and Chief Information Officer. Mr. Naaden is responsible for our information systems and for our Internet service and our data subsidiary. Prior to joining Iowa Telecom in 2000, Mr. Naaden served as Vice President of Technical Services for McLeodUSA, a communications provider based in Cedar Rapids, Iowa, from 1996 to 2000. From 1984 to 1996, Mr. Naaden held various directorial and managerial positions with MCI, TelecomUSA and Teleconnect. Mr. Naaden has over twenty years of experience in the telecommunications industry.

Michael A. Struck.    Mr. Struck is our Vice President—Sales and Marketing. Prior to joining Iowa Telecom in 2001, Mr. Struck held various positions with MCI WorldCom. From 1998 to 2001, Mr. Struck was responsible for National Account voice and data sales in nine midwestern states. From 1991 through 1997, Mr. Struck held various MCI sales and service management roles in Iowa, Nebraska and South Dakota. From 1983 through 1990, Mr. Struck held various positions within the sales, marketing and engineering departments at Telecom USA and one of its predecessors, Teleconnect Company. Mr. Struck began his career with Northwestern Bell as an Account Executive in 1980. Mr. Struck has a Bachelor of Science degree with a major in Marketing from the University of Iowa.

Edward J. Buchanan.    Mr. Buchanan is Chairman of our board of directors and has served on the board of directors since June 1999. He is also a director of Iowa Network Services, Inc. He has more than 44 years of telecommunications industry experience. Since 1960, Mr. Buchanan has been the President-General Manager of Interstate 35 Telephone Company, located in Truro, Iowa. He also has held various industry positions, including President and Director of the Rural Iowa Independent Telephone Association, Chairman of the Iowa Telephone Association (“ITA”) Compensation Committee, President and Director of ITA, Member of the Average Schedule Committee of The Organization for the Protection and Advancement of Small Telecommunications Companies (“OPASTCO”), and Member of the National Exchange Carrier Association Average Schedule Task Force. Mr. Buchanan is also a director of Farmers and Merchants State Bank, Winterset, Iowa.

Brian P. Friedman.    Mr. Friedman has served on the board of directors of Iowa Telecom since July 2000. He has been a Managing Member of FS Private Investments, III LLC since 2000 and has held similar positions with affiliated entities since 1997. FS Private Investments III is the manager of several entities that, together, own a significant portion of our common stock. Mr. Friedman is also the Chairman of the Executive Committee of Jefferies & Company, Inc. He is also a director of Telex Communications, Inc., a director of the general partner of K-Sea Transportation Partners L.P. and a director of various private companies in which FS Private Investments III LLC or its affiliates has an interest.

Kevin R. Hranicka.    Mr. Hranicka has served on the board of directors of Iowa Telecom since February 2003 and is also a director of Iowa Network Services, Inc. He has over 30 years of telecommunications industry experience and is the General Manager of the Van Buren Telephone Company (Van Buren) in Keosauqua, Iowa. Prior to joining Van Buren, Mr. Hranicka served as Plant Manager for Northern Arkansas Telephone Company and held various managerial and supervisory positions with GTE Midwest Incorporated and Continental Telephone. Mr. Hranicka serves on the board of directors of the Rural Iowa Independent Telephone Association and on various committees associated with the National Telecommunications Cooperative Association.

Stuart B. Katz.    Mr. Katz has served on the board of directors of Iowa Telecom since February 2003. He is also a director of Telex Communications. He has been a Managing Director at FS Private Investments III LLC since 2001. Prior to that he was employed as an investment banker by Furman Selz Incorporated since 1985, including more recently as a Managing Director in the Merger and Acquisition Investment Banking Group at

ABN Amro in 2001 and ING Barings from 1997 to 2001, each of which were successors in interest to a portion of Furman Selz’s investment banking business. FS Private Investments III LLC is the manager of several entities, that, together, own a significant portion of our common stock.

Pursuant to a stockholders and registration rights agreement between the existing equity investors and us, dated as of June 30, 2000, as amended, Iowa Network Services, Inc. and FS Private Investments III LLC designated: Alan L. Wells, Edward J. Buchanan and Kevin R. Hranicka; and Brian P. Friedman and Stuart B. Katz, respectively, as directors of our board. The amendment and restatement of the stockholders and registration rights agreement will terminate the right of Iowa Network Services, Inc. and FS Private Investments III LLC to designate directors effective upon the offering.

Composition of the Board After the Offering

Pursuant to our amended and restated articles of incorporation, our board of directors will be divided into three classes. The members of each class will serve for a staggered, three-year term. Upon the expiration of the term of a class of directors, directors in that class will be elected for a three-year term at the annual meeting of stockholders in the year in which their term expires. We currently anticipate that the classes will be comprised as follows:

•	Class I Directors. Mr. Friedman and Mr. Wells will be Class I directors, whose terms will expire at the 2005 annual meeting of stockholders;

•	Class II Directors. Mr. Hranicka and one of the two independent directors that we expect to appoint after the offering will be Class II directors, whose terms will expire at the 2006 annual meeting of stockholders; and

•	Class III Directors. Mr. Buchanan and Mr. Katz will be Class III directors, whose terms will expire at the 2007 annual meeting of stockholders.

Our board of directors will designate the class membership of the remaining independent director at the time of that person’s appointment after the offering. Any additional directorship resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

Committees of the Board

The standing committees of our board of directors will consist of an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee.    Our audit committee is currently comprised of Messrs. Katz, Hranicka and Buchanan. Our board of directors has determined that all three members of the audit committee currently meet the independence requirements of the New York Stock Exchange and Section 10A(m)(3) of the Securities Exchange Act of 1934.

The principal duties and responsibilities of our audit committee will be to assist our board of directors in its oversight of:

•	the integrity of our financial statements;

•	our compliance with legal and regulatory matters;

•	the independent registered public accounting firm’s qualifications and independence; and

•	the performance of our internal audit function and independent registered public accounting firm.

Our audit committee will also be responsible for:

•	conducting an annual performance evaluation of the audit committee;

•	compensating, retaining and overseeing the work of our registered public accounting firm; and

•	establishing procedures for (a) receipt and treatment of complaints on accounting and other related matters and (b) submission of confidential employee concerns regarding questionable accounting or auditing matters.

The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties. It will also have the authority to retain counsel and advisors to fulfill its responsibilities and duties.

Compensation Committee.    Our compensation committee is currently comprised of Messrs. Friedman and Buchanan. Our board of directors has determined that Messrs. Buchanan and Friedman currently meet the independence requirements of the New York Stock Exchange. The principal duties and responsibilities of the compensation committee will be as follows:

•	to review and approve goals and objectives relating to the compensation of our chief executive officer and, based upon a performance evaluation, to determine and approve the compensation of the chief executive officer;

•	to make recommendations to our board of directors on the compensation of other executive officers and on incentive compensation and equity-based plans; and

•	to produce reports on executive compensation to be included in our public filings with the Securities and Exchange Commission.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee is currently comprised of Messrs. Katz and Hranicka. Our board of directors has determined that Messrs. Hranicka and Katz currently meet the independence requirements of the New York Stock Exchange. The principal duties and responsibilities of the nominating and corporate governance committee will be as follows:

•	to identify individuals qualified for membership on our board of directors and to select, or recommend for selection, director nominees;

•	to develop and recommend to our board of directors a set of corporate governance principles; and

•	to oversee the evaluation of our board of directors and management.

Director and Executive Officer Compensation

Compensation of Directors

Historically, we have not paid compensation to our directors for service on our board, other than the reimbursement of out-of-pocket expenses for attending board and committee meetings. Following this offering, we expect to compensate non-employee members of our board of directors with an annual cash retainer fee and fees for chairing our committees in amounts to be determined. Directors also will be entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to and attendance at board and committee meetings.

Compensation Committee Interlocks and Insider Participation

The compensation levels of our executive officers are currently determined by our board of directors upon the recommendation of the compensation committee and our Chief Executive Officer.

Executive Compensation

The following table sets forth certain information with respect to the annual and long-term compensation of our Chief Executive Officer and our highest paid executive officers whose total salary and bonus for 2003 services exceeded $100,000.

	Year	Annual Compensation		All Other Compensation
		Salary(1)	Bonus
Alan L. Wells President and Chief Executive Officer	2003	$280,385	$148,500	$48,548	(2)

Craig A. Knock Vice President and Chief Financial Officer	2003	$135,000	$52,000	$13,200	(3)

David M. Anderson Vice President—External Affairs	2003	$133,442	$48,830	$1,194	(4)

Dennis R. Kilburg Vice President—Engineering	2003	$127,731	$49,200	$12,655	(5)

Michael A. Struck Vice President—Sales and Marketing	2003	$159,923	$50,000	$6,000	(6)

(1)	Includes amounts deferred under the Iowa Telecommunications Services, Inc. Deferred Compensation Plan. The Iowa Telecommunications Services, Inc. Deferred Compensation Plan also provides for a discretionary Company match (for amounts, see All Other Compensation column).
(2)	Includes a company match under the Iowa Telecommunications Services, Inc. Deferred Compensation Plan of $33,548, company matching contribution to 401(k) plan of $9,000, and discretionary company contribution to 401(k) of $6,000.
(3)	Includes company matching contribution to 401(k) plan of $7,920 and discretionary company contribution to 401(k) plan of $5,280.
(4)	Includes company matching contribution to 401(k) plan of $1,194.
(5)	Includes company matching contribution to 401(k) plan of $7,593, and discretionary company contribution to 401(k) plan of $5,062.
(6)	Includes discretionary company contribution to 401(k) plan of $6,000.

Aggregated Option Exercises and Fiscal Year-End Option Value

The following table sets forth certain information regarding stock options held by the Named Executive Officers at December 31, 2003. There were no stock option exercises by the Named Executive Officers during the fiscal year ended December 31, 2003.

	Number of Securities Underlying Unexercised Options/SARS at Fiscal Year End		Value of Unexercised in-the-money Options/SARS at Fiscal Year End
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Alan L. Wells	975,384	104,512	$10,749,813	$1,096,238
Michael A. Struck	101,719	101,719	$1,122,546	$1,122,546
Craig A. Knock	106,216	29,379	$1,172,173	$324,219
David M. Anderson	46,359	21,484	$511,606	$237,092
Dennis R. Kilburg	115,256	20,339	$1,271,937	$224,456

In addition, in 2004 we granted 27,029 options with an exercise price of $11.10 per share to Donald G. Henry, our Vice President and General Counsel.

Employment Agreement

In September 1999, we entered into an employment agreement with Alan L. Wells, our President and Chief Executive Officer. The employment agreement expires on December 31, 2005, and is subject to automatic extensions for successive terms of one year unless terminated by delivery of notice by either party in accordance with the terms of the contract. Under the terms of his employment agreement, Mr. Wells receives a base salary of $280,000, which may be increased following annual review by our board of directors and may also receive an annual bonus, determined by our board of directors in its sole discretion, of up to 55% of his base salary. The employment agreement also provides that beginning on January 1, 2000, we shall provide Mr. Wells with a credit under our deferred compensation plan equal to 5% of the sum of Mr. Wells’ base salary and cash bonus. The amounts credited by us to Mr. Wells’ account under the deferred compensation plan vest and become non-forfeitable following Mr. Wells’ completion of five years of service with us. Mr. Wells has completed five years of service.

Following this offering, we intend to conduct a market assessment of compensation levels for Mr. Wells and other key employees. We and Mr. Wells expect to work out a new multi-year employment agreement, which we expect will include long-term incentives consistent with the dividend policy adopted by our board of directors in connection with this offering and information gathered in this market assessment. We and Mr. Wells expect to enter into a new agreement prior to the expiration of his current employment agreement.

Under the terms of his current employment agreement, if Mr. Wells’ employment is terminated with cause or upon his disability, or if Mr. Wells terminates his employment without good reason, Mr. Wells is entitled only to payment of his unpaid base salary for the period prior to termination. If we terminate Mr. Wells’ employment for any reason other than cause or upon his disability, or if Mr. Wells terminates his employment for good reason, or if Mr. Wells does not enter into a new employment agreement with us prior to the end of the term of his current employment agreement and leaves Iowa Telecom, he is entitled to receive his unpaid base salary for the period prior to such termination as well as severance compensation equal to his base salary for a period of 24 months.

We do not have employment agreements with other members of our management team.

Stock Incentive Plan

We adopted the Iowa Telecommunications Services, Inc. Stock Incentive Plan, on April 26, 2002. Options are granted under the plan to officers and certain key employees.

The Stock Incentive Plan has been administered by our board of directors. The board selects eligible participants for participation in the Stock Incentive Plan and determines the number of shares of common stock subject to each option granted thereunder, the exercise price of such option, the time and condition of exercise of such option and all other terms and conditions of such option, including the form of the option agreement setting forth the terms and conditions of such option. The board may grant incentive stock options, as defined in Section 422 of the Code, or nonqualified stock options.

In the sole discretion of the board, the terms of an option agreement may provide that in the event of a change in control, as defined in the Stock Incentive Plan, the vesting of some or all of a participant’s outstanding options shall, immediately upon the occurrence of such event or at such other time specified in the option agreement, be accelerated, in part or in full. In addition, the board may at any time accelerate the vesting of any option issued under the Stock Incentive Plan, in part or in full. We expect that this offering will cause a change in control under the Stock Incentive Plan, with the result that all outstanding options will vest upon closing.

As of October 29, 2004, there were a total of 2,227,725 options outstanding under the Stock Incentive Plan, of which 1,926,646 were vested. A total of 2,260,068 shares of common stock has been authorized for issuance under the Stock Incentive Plan.

Within 15 days after the closing date of this offering, and within 15 days after any closing date relating to the underwriters’ over-allotment option, we intend to redeem for cash outstanding options (regardless of whether such options are vested) in the same percentage as the existing equity investors will reduce their aggregate ownership of our common stock by selling shares in the offering. We therefore expect to redeem 33.3% of the outstanding options (43.8% if the over-allotment option is exercised in full), with the result that following the offering members of our management and other employees will receive from us an aggregate $7.6 million in cash and will retain in the aggregate options to purchase 1,485,879 shares of common stock ($10.0 million and 1,252,435 shares if the over-allotment option is exercised in full). The redemption price per option will be equal to the price to the public per share of common stock sold in the offering, less the per share underwriting discount, less the exercise price of the option. After the offering and giving effect to the redemption of certain options, the options retained by management and other employees will represent 4.6% of our outstanding common stock on a fully diluted basis (3.9% if the over-allotment option is exercised in full). All of those options will be fully vested.

The following table sets forth with respect to each of the named executive officers the number of options to be redeemed and the related cash payment to be made by us:

	Assuming No Exercise of Over-allotment Option		Assuming Full Exercise of Over-allotment Option
Name	Number of Options Redeemed	Cash Proceeds	Number of Options Redeemed	Cash Proceeds
Alan L. Wells	359,613	$3,706,000	472,778	$4,875,000
Michael A. Struck	67,746	$703,000	89,065	$924,000
Craig A. Knock	45,154	$468,000	59,363	$615,000
David M. Anderson	22,592	$234,000	29,701	$308,000
Dennis R. Kilburg	45,154	$468,000	59,363	$615,000

Under the terms of the Stock Incentive Plan, the exercise price for unexercised options will automatically decrease by the amount of the dividends that would have been paid on the shares issuable upon exercise.

Optionees with options granted with an exercise price below market value may be subject to penalties under the deferred compensation provisions of the JOBS Act of 2004.

No further options will be granted under the Stock Incentive Plan. We may in the future adopt a long-term compensation plan to provide incentive compensation to our employees.

Equity Compensation Plan Information

The following table sets forth information concerning compensation plans previously approved by security holders and not previously approved by security holders.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options Column A	Weighted-Average Exercise Price of Outstanding Options Column B	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A) Column C
Equity compensation plans approved by security holders	2,227,725	$8.08	—
Equity compensation plans not approved by security holders	—	—	—
Total	2,227,725	$8.08	—

Pension Plan Table

Average Compensation	Years of Pension Service
	20	25	30	35	40	45	50
$120,000	$32,400	$40,500	$48,600	$56,700	$64,800	$72,900	$81,000
130,000	35,100	43,875	52,650	61,425	70,200	78,975	87,750
140,000	37,966	47,458	56,949	66,441	75,932	85,424	94,915
150,000	40,866	51,083	61,299	71,516	81,732	91,949	102,165
160,000	43,766	54,708	65,649	76,591	87,532	98,474	109,415
170,000	46,666	58,333	69,999	81,666	93,332	104,999	116,665
180,000	49,566	61,958	74,349	86,741	99,132	111,524	123,915
190,000	52,466	65,583	78,699	91,816	104,932	118,049	131,165
200,000	55,366	69,208	83,049	96,891	110,732	124,574	138,415

Mr. Anderson participates in the Iowa Telecom Pension Plan, or the Pension Plan. In general, a participant’s benefit under the Pension Plan is the greater benefit resulting from the application of two alternative formulas which are based on “average annual compensation” and years of service.

The table above illustrates the estimated annual benefits payable pursuant to the most favorable pension formula that corresponds to the participant’s years of service and average annual compensation. One of the formulas offsets for benefits payable under Social Security and such offset has been reflected in the table. The table assumes normal retirement at age 65 and is calculated on a single life annuity basis. As of December 31, 2003, for purposes of calculating pension benefits under the Pension Plan, Mr. Anderson had 24.7 years of pension service and average annual compensation of $148,499. Under the current limitations in effect for 2004 prescribed by the Internal Revenue Code, the maximum annual compensation that may be taken into account is $205,000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of October 29, 2004 regarding the beneficial ownership of our common stock before and after giving effect to the completion of this offering including the vesting of the options, and shows the number of shares and percentage of outstanding common stock owned by:

•	each person who is known by us to own beneficially 5% or more of our common stock;

•	each member of our board of directors;

•	each of our named executive officers;

•	each of our nominees to our board of directors; and

•	all members of our board of directors and our executive officers as a group.

Except as indicated in the footnotes to the tables, each person has sole voting and sole investment power with respect to all shares attributable to such person.

On March 26, 2004, we redeemed all of our old preferred stock, all of which was held by GTE Midwest Incorporated.

	Common Stock
	Before this Offering		Shares to be Sold in this Offering Assuming No Exercise of Over- Allotment Option	Shares to be Sold in this Offering Assuming Full Exercise of Over- Allotment Option	After this Offering Assuming No Exercise of Over-Allotment Option		After this Offering Assuming Full Exercise of Over-Allotment Option
Name of Beneficial Owner	Number(1)(2)	%(3)	Number(4)	Number(4)	Number	%(3)	Number	%(3)
Iowa Network Services, Inc.(5)	12,924,597	57.19%	4,303,987	5,658,389	8,620,610	27.93%	7,266,208	23.54%
FS Private Investments III LLC	6,358,822	28.14%	2,117,536	2,783,893	4,241,287	13.74%	3,574,930	11.58%
ING Furman Selz III, L.P.(6)	—	—	—	—	—	—	—	—
ING Barings US Leveraged Equity Plan LLC(6)	—	—	—	—	—	—	—	—
ING Barings Global Leveraged Equity Plan Ltd.(6)	—	—	—	—	—	—	—	—
BancBoston Ventures	1,935,270	8.56%	644,460	847,262	1,290,810	4.18%	1,088,008	3.53%
TIAA-CREF	1,382,348	6.12%	460,333	605,193	922,016	2.99%	777,156	2.52%
Brian P. Friedman(6)(7)	6,358,822	28.14%	2,117,536	2,783,893	4,241,287	13.74%	3,574,930	11.58%
Stuart B. Katz(8)	—	—	—	—	—	—	—	—
Edward J. Buchanan	—	—	—	—	—	—	—	—
Kevin R. Hranicka	—	—	—	—	—	—	—	—
Alan L. Wells	1,079,896	4.56%	359,613	472,778	720,283	2.28%	607,118	1.93%
Lon M. Hopkey	135,595	*	45,154	59,363	90,441	*	76,232	*
Dennis R. Kilburg	135,595	*	45,154	59,363	90,441	*	76,232	*
Craig A. Knock	135,595	*	45,154	59,363	90,441	*	76,232	*
Timothy D. Lockhart	135,686	*	45,184	59,402	90,502	*	76,284	*
Brian T. Naaden	135,595	*	45,154	59,363	90,441	*	76,232	*
David M. Anderson	67,843	*	22,592	29,701	45,251	*	38,142	*
Michael A. Struck	203,438	*	67,746	89,065	135,692	*	114,373	*
Donald G. Henry	27,029	*	9,001	11,833	18,028	*	15,196	*
Charles J. Bruggemann	67,843	*	22,592	29,701	45,251	*	38,142	*
All directors and executive officers as a group (16 persons)	2,124,115	8.59%	707,344	929,932	1,416,771	4.39%	1,194,183	3.73%

*	Less than 1%
(1)	Except for Alan L. Wells, who beneficially owns 4.56% of Iowa Telecom, no director or named executive officer beneficially owns 1% or more of the equity of Iowa Telecom.

(2)	Includes the following numbers of shares subject to options to purchase common stock of Iowa Telecom, which are currently exercisable or exercisable within 60 days of October 29, 2004: Mr. Wells—1,079,896; Mr. Hopkey—135,595; Mr. Kilburg—135,595; Mr. Knock—135,595; Mr. Lockhart—135,686; Mr. Naaden—135,595; Mr. Anderson—67,843; Mr. Struck—203,438; Mr. Henry—27,029; and Mr. Bruggemann—67,843. Of these individual totals, the following numbers of shares subject to options to purchase common stock of Iowa Telecom are attributable to options which are anticipated to vest as a result of the offering under the change in control provision of the Option Plan: Mr. Wells—82,739; Mr. Knock—6,780; Mr. Lockhart—37,313; Mr. Naaden—6,780; Mr. Anderson—10,176; Mr. Struck—67,813; Mr. Henry—22,975; and Mr. Bruggemann—14,699.
(3)	Applicable percentage of ownership is based on 22,601,039 shares outstanding before the offering (30,864,197 shares after the offering) plus, in the case of each holder, any presently exercisable options held by such holder and options which will become exercisable within 60 days after such date. We expect that all outstanding options will vest in connection with the offering. In connection with the offering we will redeem a portion of the outstanding options as described under “Management—Stock Incentive Plan.”
(4)	Includes shares corresponding to options to be cashed out in connection with this Offering.
(5)	Iowa Network Services, Inc. is owned by 127 independent incumbent local exchange carriers, which each own between 0.32% and 3.17% of Iowa Network Services, Inc.
(6)	FS Private Investments III LLC has the power to make investment decisions and control the exercise of voting rights attached to these shares. The record holders of these shares are as follows: (a) ING Furman Selz III, L.P. (4,430,760 shares), (b) ING Barings US Leveraged Equity Plan LLC (1,347,482 shares), and (c) ING Barings Global Leveraged Equity Plan Ltd (580,581 shares).
(7)	Mr. Friedman is a Managing Member of FS Private Investments III LLC. As a Managing Member of FS Private Investments III LLC, he may be deemed to beneficially own and share the power to vote or dispose of the interests beneficially owned by FS Private Investments III LLC.
(8)	Mr. Katz has been a Managing Director at FS Private Investments III LLC since 2001. FS Private Investments III LLC is the manager of several entities that own common stock; however Mr. Katz does not control the voting or disposition of such common stock and disclaims beneficial ownership of shares beneficially owned by FS Private Investments III LLC.

The addresses of the beneficial owners in the table above who are beneficial owners of five percent or more of our common stock are as follows: Iowa Network Services, Inc., 4201 Corporate Drive, West Des Moines, Iowa 50266; FS Private Investments III LLC, 520 Madison Avenue, 12th Floor, New York, New York 10022; BancBoston Ventures, 175 Federal Street, Boston, Massachusetts 02210; and TIAA-CREF, 730 Third Avenue, New York, New York 10017.

RELATED PARTY TRANSACTIONS

Stockholders and Registration Rights Agreement

We and the existing equity investors are parties to a stockholders and registration rights agreement, dated as of June 30, 2000, as amended, containing agreements with respect to our capital stock and other matters. Concurrently with, and subject to the closing of this offering, the agreement will be amended and restated.

Under our amended and restated stockholders and registration rights agreement, our existing equity investors are entitled to the following registration rights for the shares of common stock held by them after this offering:

•	Iowa Network Services will have three demand rights to require us to use our reasonable best efforts to register its resale of common stock to the public;

•	As a group, funds controlled by FS Private Investments III LLC, TIAA-CREF and BancBoston Ventures Inc. will also have three demand rights to require us to use our reasonable best efforts to register their resale of common stock to the public; and

•	If we register any common stock at any time, either for our account or for the account of any stockholder, the existing equity investors and certain members of management who may have obtained shares upon the exercise of stock options are entitled to request that we use our best efforts to include the number of their shares of common stock which, in the opinion of the underwriters, can be sold in such offering.

The amended and restated stockholders and registration rights agreement will also require us to use our reasonable best efforts to file a shelf registration statement from and after the first anniversary of this offering (or after 180 days have elapsed from the closing date of this offering if so requested by parties holding common stock with an aggregate market value of at least $50 million, subject to blackout exceptions as agreed between us and the underwriters), which registration statement will generally remain effective until                 , subject to customary exceptions. In most cases, we will bear all registration expenses (other than underwriting discounts), including the fees and expenses of one counsel to the selling stockholders. If we file a registration statement under the Securities Act with respect to an underwritten public offering of our common stock, under certain circumstances no party to the agreement will be permitted to effect any sale or distribution of any shares of common stock during the seven days before and the 90 days after the effective date of the registration statement (other than as part of the underwritten public offering).

Telecommunications Service Arrangements with Iowa Network Services, Inc.

We currently have several agreements with Iowa Network Services, Inc., our majority stockholder. Pursuant to these agreements, we sell network, special access services and software services to Iowa Network Services, Inc., and we purchase switch monitoring services, telecommunication circuits and long distance transmission and termination services for our own use and for resale from Iowa Network Services, Inc. In 2001, 2002 and 2003, we recognized revenues of $2.8 million, $3.1 million and $3.5 million, respectively, and expenses of $7.4 million, $9.7 million and $8.4 million, respectively, relating to these transactions with Iowa Network Services, Inc.

Concurrently with the closing of this offering, we will enter into an agreement with Iowa Network Services, Inc. under which Iowa Network Services, Inc. will be restricted for a period of at least three years from the closing of this offering from providing specified telecommunications services as a competitive local exchange carrier and certain competing products and services in territories we serve.

Service Arrangements with Verizon Communications, Inc.

GTE Midwest Incorporated, the former holder of our old preferred stock, is a wholly owned subsidiary of Verizon Communications, Inc. We currently have several contracts with Verizon Communications Inc. pursuant to which we receive telecommunications services, including directory publishing, access, repair and other miscellaneous services. Within the past year, we have also purchased equipment from Verizon Communications, Inc. for resale, inventory, and supplies. We receive revenues from Verizon for special access services and terminating cellular calls, and receive rental payments from Verizon under a building lease.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Our Existing Credit Facility

Our existing credit facility consists of term loan facilities (consisting of Tranche A and Tranche B loans) in an aggregate principal amount of $615.5 million and a revolving credit facility in an aggregate principal amount of up to $30.0 million, as of September 30, 2004. Substantially all of our assets are pledged as collateral to secure our borrowings under these facilities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt and Revolving Credit Facilities.” Upon the consummation of this offering, we will repay $615.5 million of indebtedness under our existing credit facility, which will be the full amount outstanding under our existing credit facility when this offering closes. See “Use of Proceeds.”

New Credit Facilities

Concurrently with the closing of this offering, we expect to enter into new credit facilities which will replace our existing credit facility. CIBC World Markets Corp., acting through one or more of its affiliates, and Lehman Brothers Inc. will act as lead arrangers for the new credit facilities. CIBC World Markets Corp. and Lehman Brothers Inc. are acting as underwriters in this offering. The Rural Telephone Finance Cooperative, which is the lender under our existing credit facility, and also a lead arranger for our new credit facility, will act as administrative agent and is expected to be one of the lenders under the new credit facilities. As the terms of the new credit facilities have not been agreed upon, the final terms of the new credit facilities may differ from those described below, and such differences may be significant. The closing of this offering is conditioned upon the closing of the proposed new credit facilities.

We expect that the new credit facilities will provide for aggregate maximum borrowings of $577.8 million under (1) a new revolving credit facility providing for up to $100.0 million in revolving loans outstanding at any time (including $25.0 million available for letters of credit); and (2) a term loan facility providing for term loans in an aggregate principal amount of $477.8 million in three tranches, consisting of a $400.0 million Term Loan B, a $70.0 million Term Loan C and a $7.8 million Term Loan D.

We expect to borrow under the new revolving credit facility from time to time as needed to provide for our working capital and general corporate needs.

Upon the closing under the new credit facilities and the repayment of the existing credit facility, we expect to have a total of $477.8 million of senior debt outstanding under the new term facilities and $59.9 million drawn under the new revolving credit facility.

Availability.    The availability of the new credit facilities is expected to be subject to various conditions precedent including, but not limited to:

•	the execution and delivery of credit documentation;

•	our agreement to use the proceeds from this offering and the new term loans to repay: (i) all outstanding loans under the existing credit facility plus related accrued interest, payments and fees; and (ii) approximately $66.0 million of outstanding senior subordinated debt under the 2007 term notes plus accrued interest and applicable fees;

•	the administrative agent’s receipt of evidence of and satisfaction with our capital structure after giving effect to the transactions contemplated by this offering, and with our and our subsidiaries’ organizational and corporate governance documents;

•	receipt of evidence by the administrative agent of all necessary government and third party approvals and consents;

•

receipt by the administrative agent of (i) our unaudited, pro forma consolidated balance sheet giving effect to the transactions described in “Use of Proceeds” as if such transactions had occurred on the last day of our most recently completed fiscal quarter and (ii) the unaudited, consolidated pro forma income statement giving effect to the transactions described under “Use of Proceeds” (including calculation of Adjusted EBITDA) for the trailing four quarters of operations ended on our most recently completed fiscal quarter and such pro forma balance sheet and income statement reflecting as of the closing date for the credit facilities, a total leverage ratio not to exceed         :1.0;

•	receipt of a senior secured credit rating from Moody’s Investors Service and Standard and Poor’s; and

•	other conditions precedent typical of senior secured loans.

The commitments to extend credit under the new credit facilities are also subject to, among other things, the accuracy of all representations and warranties in the credit documentation and the absence of any default or event of default at the time of, or after giving effect to the making of, such extension of credit.

In addition, as a condition of borrowing Term Loans C and D, we are required to invest $7.8 million, representing 10% of the total loan amounts under Term Loans C and D, in subordinated capital certificates to be issued to us by the Rural Telephone Finance Cooperative. The Rural Telephone Finance Cooperative will redeem the subordinated capital certificates in proportion to our principal repayments on Term Loans C and D.

Maturity; Prepayments.    We expect that the new credit facilities will mature on the date that is seven years after the closing of the new credit facilities, or if not a business day, then the first business day thereafter.

Subject to certain exceptions, we expect the new credit facilities to require us to prepay outstanding loans under the new credit facilities in an amount equal to (i) 100% of the net cash proceeds of the issuance of certain indebtedness, (ii) 100% of the net cash proceeds of certain asset sales, (iii) 100% of net casualty insurance proceeds, (iv) 50% of any increase in distributable cash 60 days after each fiscal quarter during a dividend suspension period (as defined below under —“Permitted Distributions”) and (v) within 120 days after each fiscal year, 50% of the net increase in cumulative distributable cash (as defined below under —“Permitted Distributions”) during the fiscal year then ended beginning with fiscal year 2005 less any amounts paid with respect to such period pursuant to clause (iv) above, with reductions to be determined based on improvements in the ratio of adjusted total debt to Adjusted EBITDA.

We expect the new credit facilities to permit voluntary prepayments of the new term loans and reductions of commitments without penalty or premium, other than standard breakage costs.

Interest Rates and Fees.    Borrowings under the new credit facilities will bear interest, at our option, at an annual rate, for any:

•	Term Loan B loans at either (a) the London inter-bank offered rate, or LIBOR, plus % or (b) a base rate plus %;

•	Term Loan C or Term Loan D loans at either (a) a fixed rate or (b) a Rural Telephone Finance Cooperative variable rate plus %; and

•	borrowings under the new revolving credit facility at either (a) the London inter-bank offering rate, or LIBOR, plus % or (b) a base rate plus %.

We expect that we will elect to have our $400.0 million of indebtedness under Term Loan B bear interest at LIBOR plus the applicable spread to be provided in the new credit facilities. On November 4, 2004 we entered into an interest rate swap agreement with Canadian Imperial Bank of Commerce that effectively fixes the interest rate we will pay on specified portions of our indebtedness under Term Loan B. Pursuant to this swap, from November 5, 2004 through December 30, 2007 the interest on $350.0 million of our indebtedness under Term Loan B will be so fixed; from December 31, 2007 through December 30, 2008 the interest rate on $285.3 million of such indebtedness will be so fixed; and from December 31, 2008 through November 4, 2009 the interest rate on $142.7 million of such indebtedness will be so fixed.

We will pay certain future fees with respect to the loans under the new credit facilities, including: (1) in respect of the new revolving credit facility, a commitment fee of 0.50% of any unused amounts; (2) a commission on the aggregate face amount of all outstanding letters of credit and a fronting fee on the face amount of each letter of credit, such fees to be payable quarterly in arrears; (3) customary administrative, issuance, amendment, payment and negotiations charges related to any letters of credit; (4) customary annual administration fees; and (5) management and other similar fees.

Covenants.    Our new credit facilities will contain negative covenants that, among other things, will limit or restrict our ability (as well as those of our subsidiaries) to: create liens and encumbrances; incur debt, issue preferred stock, or enter into leases and guarantees; enter into loans, investments and acquisitions; make asset sales, transfers or dispositions; change lines of business; enter into hedging agreements; pay dividends, redeem stock, or make certain restricted payments (other than certain permitted restricted payments, including Permitted Distributions as described below); amend material debt agreements or other material contracts; engage in certain transactions with affiliates; enter into sale/leaseback or synthetic lease transactions; grant negative pledges or agree to such other restrictions relating to subsidiary dividends and distributions; and make changes to our fiscal year. In addition, we and our subsidiaries will be prohibited from engaging in mergers and consolidations.

In addition, the financial covenants under our new credit facilities are expected to specify, among other things, the following requirements for each four quarter period ended on the last day of any fiscal quarter:

•	The ratio of Adjusted EBITDA to the sum of cash interest expense plus cash taxes paid (the “fixed charge coverage ratio”) will not be less than :1.0; and

•	The ratio of the adjusted total debt (defined as total debt minus the sum of Rural Telephone Finance Cooperative subordinated capital certificates we own and an amount of cash and cash equivalents up to $ ) to Adjusted EBITDA (the “maximum total leverage ratio”) will not be more than :1.0.

The above financial covenant requirements are based on preliminary discussions with the lenders and our current expectations. The definitive requirements may vary significantly.

In determining compliance with the above financial covenant requirements, Adjusted EBITDA will be calculated in accordance with the definition in the credit agreement for our new credit facilities. We expect that Adjusted EBITDA will be defined in our new credit facilities as: (1) consolidated net income, as defined therein; plus (2) the following items, to the extent deducted from consolidated net income: (a) interest expense; (b) provision for income taxes; (c) depreciation and amortization; (d) limited expenses related to permitted securities offerings, investments and acquisitions; (e) unrealized losses on financial derivatives recognized in accordance with SFAS No. 133; (f) non-cash equity based compensation expense; (g) extraordinary or unusual losses (including effects of changes in accounting principles); and (h) all other non-cash charges, as defined; minus (3) the following items, to the extent any of them increases consolidated net income: (w) extraordinary or unusual gains (including effects of changes in accounting principles); (x) gains on asset disposals not in the ordinary course; (y) unrealized gains on financial derivatives recognized in accordance with SFAS No. 133; and (z) all other non-cash income, as defined.

The new credit facilities will contain customary affirmative covenants.

Permitted Distributions.    Subject to certain conditions and restrictions, we expect the new credit facilities to permit us, during any fiscal quarter, to pay:

•

current dividends on our common stock in an amount not to exceed (i) $             plus (ii) the difference (calculated including all of our subsidiaries on a consolidated basis) between (a) available cash (as defined below) for a period commencing on the first day of the first full fiscal quarter after the closing of the credit facilities and ending on the last day of the fiscal quarter most recently ended for which a compliance certificate has been delivered minus (b) the aggregate amount of dividends paid during such period, other than any such dividends paid from the proceeds of equity as described in the bullet point below (such difference, “cumulative distributable cash”); provided that no dividend suspension period, as defined below, and no event of default shall have occurred and be continuing; and

•	dividends from the portion of the proceeds of any incurrence, issuance or sale of our equity not used to fund certain permitted acquisitions or investments; provided that no event of default shall have occurred and be continuing.

We expect that “available cash” will be defined in the new credit facilities as an amount equal to the sum (as calculated for us and our subsidiaries on a consolidated basis) of: (a) Adjusted EBITDA for such period minus (b) to the extent not deducted in the determination of Adjusted EBITDA, the sum of the following: (i) interest paid or accrued in such period (but not including amortization of deferred transaction costs or other non-cash interest expense); (ii) capital expenditures during such period (other than any thereof financed with the proceeds of permitted debt or equity, or from the proceeds of permitted asset sales or casualty events); (iii) payments made for permitted acquisitions (other than any thereof financed with the proceeds of permitted debt or equity); (iv) certain other permitted investments; (v) scheduled principal payments, if any, during such period; (vi) voluntary prepayments of debt and certain mandatory prepayments required under the new credit facilities made during such period; (vii) cash taxes paid during such period; (viii) costs and expenses associated with any permitted securities offering, investment, acquisition or debt offering (in each case, whether or not successful); (ix) the cash cost of any extraordinary or unusual losses during such period; and (x) all cash payments made during such period on account of non-cash losses or non-cash charges expensed in a prior period; plus (c) to the extent not included in the determination of Adjusted EBITDA, the cash amount realized in respect of extraordinary or unusual gains during such period.

The ratio of adjusted total debt (defined as total debt minus the sum of Rural Telephone Finance Cooperative subordinated capital certificates we own and an amount of cash and cash equivalents up to $            ) to Adjusted EBITDA (the “total leverage ratio”) will be tested quarterly. Within 45 days after the end of each fiscal quarter (75 days after the end of each fiscal year), we will be required to deliver to the administrative agent a compliance certificate that demonstrates the calculation of the total leverage ratio for the period ended on the last day of that fiscal quarter and that states the amount of dividends that we intend to pay on the next succeeding dividend payment period. If the total leverage ratio is greater than         :1.0, we will be required to suspend dividends on the common stock unless otherwise permitted under the first bullet point above (the period of such suspension, a “dividend suspension period”). During any dividend suspension period, we will be required to prepay debt in an amount equal to 50% of any increase in cumulative distributable cash during such dividend suspension period.

Collateral.    The new credit facilities will be secured by substantially all of our tangible and intangible assets, properties and revenues as well as those of all of our current and future subsidiaries. The new credit facilities will be guaranteed by all of our current and future subsidiaries.

Events of Default.    The new credit facilities will contain customary events of default, including but not limited to, failure to pay principal when due, failure to pay interest, fees or other amounts for five or more business days, inaccuracy of representations and warranties in any material respect, violation of covenants, cross-defaults to certain other material agreements and/or indebtedness, bankruptcy events, certain ERISA events, material judgments, actual or asserted invalidity of any guarantee or security document or security interest, change of control, and revocation of certain operating licenses.

Senior Subordinated Notes due 2007

On March 26, 2004 we issued in a private placement $66.0 million aggregate principal amount of floating rate senior subordinated notes due 2007, for which CIBC World Markets Corp. was one of the purchasers. Interest on the 2007 term notes is payable quarterly beginning in June 2004. The notes bear interest at a floating rate per annum, reset quarterly, equal to LIBOR plus 925 basis points (with LIBOR deemed to be never less than

1.5%). The notes are currently bearing interest at 11.23%. We used the proceeds of this issuance, together with $34 million of cash on hand, to redeem all of our old preferred stock on March 26, 2004. We will use a portion of our proceeds from this offering to repay the 2007 term notes in full. See “Use of Proceeds.”

DESCRIPTION OF CAPITAL STOCK

General

We have set forth below a description of the material terms and provisions of our amended and restated articles of incorporation. The following description of our common stock and preferred stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated articles of incorporation and amended and restated bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part and which will become effective immediately prior to this offering, and by reference to the Iowa Business Corporation Act.

Upon the closing of this offering, under our amended and restated articles of incorporation our authorized common stock and preferred stock will consist of:

•	100,000,000 shares of common stock, par value $0.01 per share; and

•	50,000,000 shares of preferred stock, no par value per share.

Prior to the closing of this offering, we intend to effect a reclassification of our outstanding equity in accordance with the Iowa Business Corporation Act. Pursuant to this reclassification, our Class A common stock, no par value, will be reclassified as our common stock, par value $0.01 per share. In addition, we will effect a split of each share of our common stock for 90.096388 shares of common stock. After this offering, there will be 30,864,197 shares of our common stock and no shares of our preferred stock outstanding.

Common Stock

Voting Rights.    The holders of our common stock are entitled to one vote per share with respect to each matter on which the holders of our common stock are entitled to vote. Unless the Iowa Business Corporation Act, our amended and restated articles of incorporation or our amended and restated bylaws provide otherwise, stockholders’ action requires the affirmative vote of the majority of shares voting on the question. See “—Anti-Takeover Effects of our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws and Applicable Laws.”

No Cumulative Voting Rights.    The holders of our common stock are not entitled to cumulate their votes in the election of our directors.

Dividends.    The holders of our common stock are entitled to receive dividends as they may be lawfully declared from time to time by our board of directors, subject to any preferential rights of holders of any outstanding shares of preferred stock. Dividends on the common stock are not cumulative.

Our board of directors has adopted a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures as regular quarterly dividends to our stockholders. The initial dividend rate is expected to be equal to $1.62 per share of common stock per annum. See “Dividend Policy and Restrictions.”

Our board of directors may, at its discretion, amend or repeal this dividend policy with respect to the common stock. Our board of directors may decrease the level of dividends provided for the common stock in this dividend policy or discontinue entirely the payment of dividends.

Rights Upon Liquidation.    In the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of shares of our common stock will be entitled to share ratably in our assets available for distribution to holders of shares of our common stock, subject to the prior rights of holders of any outstanding preferred stock.

Preemptive and Other Subscription Rights.    The holders of our common stock do not have preemptive, subscription or redemption rights and are not subject to further calls or assessments.

Preferred Stock

Our amended and restated articles of incorporation provide that we may issue up to 50,000,000 shares of our preferred stock in one or more classes or series as may be determined by our board of directors.

Our board of directors has broad discretionary authority with respect to the rights of issued classes or series of our preferred stock and may take several actions without any vote or action of the holders of our common stock, including:

•	determining the number of shares to be included in each class or series; and

•	fixing the designation, preferences, limitations and relative rights of the shares of each class or series, including provisions related to dividends, conversion, voting, redemption and liquidation, which may be superior to those of our common stock.

The board of directors may authorize, without approval of holders of our common stock, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of our common stock. For example, our preferred stock may rank prior to our common stock as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into shares of our common stock. The number of authorized shares of our preferred stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of at least a majority of our common stock, without a vote of the holders of any other class or series of our preferred stock unless required by the terms of such class or series of preferred stock or by the Iowa Business Corporation Act.

Our preferred stock could be issued quickly with terms designed to delay or prevent a change in the control of our company or to make the removal of our management more difficult. This could have the effect of discouraging third party bids for our common stock or may otherwise adversely affect the market price of our common stock.

We believe that the ability of our board of directors to issue one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise. The authorized shares of our preferred stock and common stock will be available for issuance without action by holders of our common stock, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Although our board of directors has no intention at the present time of doing so, it could issue a series of our preferred stock that could, depending on the terms of such series, be used to implement a stockholder rights plan or otherwise impede the completion of a merger, tender offer or other takeover attempt of our company. Our board of directors could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price.

Anti-Takeover Provisions of our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws and Applicable Laws

Our amended and restated articles of incorporation and amended and restated bylaws contain several provisions, in addition to those pertaining to the issuance of additional shares of our authorized common stock and preferred stock without the approval of the holders of our common stock, that could delay or make more difficult the acquisition of our company through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price of our common stock. Such provisions, which are described below, include an advance notice requirement and a classified board of directors. In addition, provisions of the Iowa Business Corporation Act and federal and state telecommunications laws could have similar effects.

Business Combination Statute.    We are subject to Section 490.1110 of the Iowa Business Corporation Act, which prohibits certain “business combination” transactions between an Iowa corporation and any “interested shareholder” for a period of three years after the date on which such shareholder became an interested shareholder, unless:

•	the board of directors approves, prior to such date, either the proposed business combination or the proposed acquisition of stock which resulted in the shareholder becoming an interested shareholder;

•	upon consummation of the transaction in which the shareholder becomes an interested shareholder, the interested shareholder acquires at least 85% of those shares of the voting stock of the corporation which are not held by the directors, officers or certain employee stock plans; or

•	on or subsequent to the consummation date, the business combination with the interested shareholder is approved by the board of directors and also approved at a shareholders’ meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation’s voting stock other than shares held by the interested shareholder.

Section 490.1110 defines “business combination” to include:

•	a merger or consolidation involving the corporation and any interested shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation involving the interested shareholder;

•	any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder, except certain transactions that do not disproportionately benefit the interested shareholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested shareholder; or

•	any loan, advance, guarantee, pledge or other financial benefit from the corporation, except as permitted by the previous paragraphs, that benefits the interested shareholder disproportionately to the other shareholders.

In general, an “interested shareholder” is any person beneficially owning 10% or more of the outstanding voting stock of the corporation and any person affiliated with or controlled by such person. “Person” means any individual, corporation, partnership, unincorporated association or other entity.

Advance Notice Procedure for Director Nominations and Stockholder Proposals.    Our amended and restated bylaws provide that, subject to the rights of holders of any outstanding shares of our preferred stock, a stockholder may nominate one or more persons for election as directors at a meeting only if written notice of the stockholder’s nomination has been given, either by personal delivery or certified mail, to our corporate secretary not less than 90 days nor more than 120 days before the first anniversary of the date of our proxy statement in connection with our last annual meeting of stockholders. Each notice must contain:

•	the name, age, business address and, if known, residential address of each nominee;

•	the principal occupation or employment of each nominee;

•	the class, series and number of our shares beneficially owned by each nominee;

•	any other information relating to each nominee required by the Securities and Exchange Commission’s proxy rules; and

•	the written consent of each nominee to be named in our proxy statement and to serve as director if elected.

Our corporate secretary will deliver all notices to the nominating and corporate governance committee of our board of directors for review. After review, the nominating and corporate governance committee will make its recommendation regarding nominees to our board of directors. Defective nominations will be disregarded.

For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice of the proposed business in writing to our corporate secretary. To be timely, a stockholder’s notice must be given, either by personal delivery or by certified mail, to our corporate secretary not less than 90 days nor more than 120 days before the first anniversary of the date of our proxy statement in connection with our last annual meeting of stockholders. Each notice must contain:

•	a brief description of the business desired to be brought before the annual meeting and the reasons for conducting the business at the annual meeting;

•	the name and address of the stockholder proposing the business as they appear on our stock transfer books;

•	a representation that the stockholder is a stockholder of record and intends to appear in person or by proxy at the annual meeting to bring the business proposed in the notice before the meeting;

•	the class, series and number of our shares beneficially owned by the stockholder; and

•	any material interest of the stockholder in the business.

Business brought before an annual meeting without complying with these provisions will not be transacted.

Although our amended and restated bylaws do not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Classified Board of Directors; Election and Removal of Directors.    Our amended and restated articles of incorporation provide that our board of directors shall be divided into three classes of directors, as nearly equal in size as is practicable, serving staggered three-year terms.

Directors may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of our capital stock that are entitled to vote generally in the election of our directors, voting together as a single class. Subject to the rights of the holders of any series of preferred stock, our amended and restated articles of incorporation provide that in the case of any vacancies among the directors such vacancy will be filled with a candidate approved by the vote of a majority of the remaining directors, even if less than a quorum (and not by shareholders). The filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

Calling of Special Meeting of Shareholders.    The Iowa Business Corporation Act provides that corporations with stock traded on national exchanges or with over 2,000 record shareholders, such as our company will be following this offering, are required to hold a special shareholder meeting only on the written request of the holders of at least 50% of the shares entitled to vote at the meeting or as provided in the corporation’s bylaws. Our amended and restated bylaws provide that special meetings of our shareholders may be called only by our board of directors or the chairman of our board of directors pursuant to a resolution approved by our board of directors or by the holders of at least 50% of the shares entitled to vote at the meeting.

Consideration of Community Interest.    The Iowa Business Corporation Act provides that, in determining what is in the best interests of a corporation when considering a tender offer or a proposal for a merger or other acquisition, a director may consider “community interest” factors in addition to the effects of the action on the shareholders of the corporation. Community interest factors include:

•	the effects of the action on the corporation’s employees, suppliers, creditors and customers;

•	the effects of the action on the communities in which the corporation operates; and

•	the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

If, on the basis of these community interest factors, the board of directors determines that the acquisition proposal is not in the best interests of the corporation, it may reject the proposal. If the board determines to reject the proposal, the Iowa Business Corporation Act states that the board has no duty to facilitate or to remove any barriers to or refrain from impeding the acquisition proposal. The Iowa Business Corporation Act also states that consideration of community interest factors is not a violation of the business judgment rule or any duty of a director to any shareholder or group of shareholders, even if the director determines that the community interest factors outweigh the financial or other benefits to the corporation, a shareholder or a group of shareholders.

Limitations on Liability and Indemnification of Directors and Officers.

Our amended and restated articles of incorporation provide that, to the maximum extent permitted by the Iowa Business Corporation Act, directors and officers will have no liability for money damages to us or our shareholders. The Iowa Business Corporation Act permits all monetary liability of directors and officers to be eliminated except for:

•	the amount of a financial benefit received by a director or officer to which the director or officer is not entitled;

•	an intentional infliction of harm on the company or its shareholders;

•	an unlawful distribution to shareholders; and

•	an intentional violation of criminal law.

Our amended and restated articles of incorporation require us to indemnify, to the fullest extent permitted by the Iowa Business Corporation Act, each current or former director or officer of the company who was or is made a party to, or is involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the company, or is or was serving at the request of the company as a director, officer, partner, trustee, employee or agent of another entity. The Iowa Business Corporation Act permits indemnification of directors for any liability except those for which the corporation may not eliminate the monetary liability of directors, as described in the preceding paragraph, and permits indemnification of officers on similar terms. This right to indemnification also includes the right to be paid by us the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by the Iowa Business Corporation Act.

Our amended and restated articles of incorporation authorize us to purchase insurance for our directors, officers and employees and persons who serve at our request as directors, officers, members, employees, fiduciaries or agents of other enterprises, against any expense, liability or loss incurred in such capacity, whether or not we would have the power to indemnify such persons against such expense or liability under our amended and restated bylaws.

Listing

We have applied to list our common stock on the New York Stock Exchange under the symbol “IWA”.

Transfer Agent and Registrar

American Stock Transfer & Trust Company is the transfer agent and registrar for our shares of common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect prevailing market prices and could impair our ability to raise capital through future sales of our securities. Upon completion of this offering, 30,864,197 shares of our common stock will be outstanding. All of these shares will be freely tradable without restriction or further registration under the Securities Act, unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Upon completion of this offering, our existing equity investors will own 15,074,723 shares of common stock representing an aggregate 48.8% ownership interest in us after the offering (or 12,706,302 shares of common stock representing a 41.2% aggregate ownership interest in us, assuming the underwriters exercise their over-allotment option in full).

If permitted under our new credit facilities, we may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares of common stock issued in connection with any such acquisitions and investments.

Stock Options

Within 15 days after the closing date of this offering, and within 15 days after any closing date relating to the underwriters’ over-allotment option, we intend to redeem for cash outstanding options (regardless of whether such options are vested) in the same percentage as the existing equity investors will reduce their aggregate ownership of our common stock by selling shares in the offering. We therefore expect to redeem 33.3% of the outstanding options (43.8% if the over-allotment option is exercised in full), with the result that following the offering members of our management and other employees will receive from us an aggregate $7.6 million in cash and will retain in the aggregate options to purchase 1,485,879 shares of common stock ($10.0 million and 1,252,435 shares if the over-allotment option is exercised in full). The redemption price per option will be equal to the price to the public per share of common stock sold in the offering, less the per share underwriting discount, less the exercise price of the option. After the offering and giving effect to the redemption of certain options, the options retained by management and other employees will represent 4.6% of our outstanding common stock on a fully diluted basis (3.9% if the over-allotment option is exercised in full). All of these outstanding options will be fully vested. See “Management—Stock Incentive Plan.” Following the completion of this offering, we intend to file a registration statement under the Securities Act to register the shares of common stock to be issued under our Stock Incentive Plan and, as a result, all shares of common stock acquired upon exercise of stock options will also be freely tradable under the Securities Act unless they are held by our affiliates, in which case resales could be effected as permitted by Rule 144 or pursuant to a resale registration statement.

Lock-Up Arrangements

We, our executive officers, directors, other option holders and the existing equity investors have agreed to a 180-day “lock-up,” subject to certain exceptions, with respect to all shares of our common stock, including securities that are convertible into such securities and securities that are exchangeable or exercisable for such securities, which we may issue or they may own prior to this offering or purchase in or after this offering, as the case may be. This means that for a period of 180 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of any of these securities or request or demand that we file a registration statement related to any of these securities without the prior written consent of the representatives of the underwriters, subject to the following exceptions: (a) the sale of shares of common stock to the underwriters; (b) the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; (c) transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering, provided that no filing by any party under the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions; (d) grants by us of options to purchase shares of common stock pursuant to employee or management stock option, incentive or other plans or arrangements described in this prospectus; (e) the issuance, offer or sale by us of shares of common stock pursuant to employee or management stock option, incentive or other plans or arrangements described in this prospectus and the filing by us of any registration statement on Form S-8 in connection therewith; (f) transfers of shares of common stock or any security convertible into common stock as a bona fide gift or gifts; or (g) distributions of shares of common stock or any security convertible into shares of common stock to limited partners or stockholders of the selling shareholders or us; provided, that in the case of any transfer or distribution pursuant to clause (f) or (g), each donee or distributee agrees in writing to be bound by the transfer restrictions described above and no filing by any party under the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such transfer or distribution.

Stockholders and Registration Rights Agreement

We anticipate that the existing equity investors and certain members of management will have registration rights for their shares of common stock for resale in some circumstances. See “Related Party Transactions—Stockholders and Registration Rights Agreement.”

Rule 144

In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, any person, including an affiliate, who has beneficially owned shares of our common stock for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock; and

•	the average weekly trading volume in the common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which the notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, volume limitations and the availability of current public information about us.

Following the lock-up period, we estimate that approximately 15,074,723 shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax considerations associated with the acquisition, ownership and disposition of our common stock as of the date hereof by U.S. Holders (as defined below) and Non-U.S. Holders (as defined below). This discussion deals only with common stock held as capital assets by holders who acquired common stock in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the acquisition, ownership or disposition of common stock by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	dealers in securities or currencies,

•	financial institutions,

•	regulated investment companies,

•	real estate investment trusts,

•	tax-exempt entities,

•	insurance companies,

•	persons holding common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle,

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings,

•	persons liable for alternative minimum tax,

•	U.S. expatriates,

•	investors in pass-through entities, or

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. The statements of law or legal conclusions in this discussion constitute the opinion of Debevoise & Plimpton LLP, our special counsel. Such opinion is based in part on facts described in this prospectus and on various other factual matters. Any alteration or incorrectness of such factual matters could adversely affect such opinion. This discussion does not address any state, local or non-U.S. tax considerations.

A “U.S. Holder” of common stock means a beneficial owner that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States,

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common stock, we urge you to consult your own tax advisors.

If you are considering the purchase of common stock, we urge you to consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the acquisition, ownership and disposition of common stock, as well as any consequences to you arising under the laws of any other taxing jurisdiction.

Consequences to U.S. Holders

The following discussion applies only to U.S. Holders.

Dividends

The gross amount of dividends paid to you will be treated as dividend income to you to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such income will be includible in your gross income on the day received by you. Distributions to you in excess of earnings and profits will be treated first as a return of capital that reduces your tax basis in the shares of common stock, and then as gain from the sale or exchange of shares of common stock. Under current legislation, which is scheduled to “sunset” at the end of 2008, dividend income will generally be taxed to you (if you are an individual) at the rates applicable to long-term capital gains, provided that a minimum holding period and other requirements are satisfied. Dividends received after 2008 will be taxable to you at ordinary income rates. Corporate U.S. Holders may be entitled to a dividends-received deduction with respect to distributions treated as dividend income for U.S. federal income tax purposes, subject to numerous limitations and requirements.

Sale, Exchange or Other Disposition of Common Stock

Upon the sale, exchange or other disposition of shares of our common stock, you will recognize capital gain or loss in an amount equal to the difference between the amount realized for your shares of common stock and your tax basis in the shares of common stock. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends paid on common stock and to the proceeds of sale of common stock paid to a U.S. Holder other than certain exempt recipients (such as corporations). A backup withholding tax will apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

Consequences to Non-U.S. Holders

The following discussion applies only to Non-U.S. Holders. A “Non-U.S. Holder” is a beneficial owner, other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes, that is not a U.S. Holder.

Dividends

Dividends paid to you (to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) generally will be subject to withholding at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with your conduct of a trade or business within the United States or, if certain tax treaties apply, are attributable to your U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Special certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. If you are a corporation, any such effectively connected dividends received by you may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you wish to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, you must provide the withholding agent with a properly executed IRS Form W-8BEN claiming an exemption from or reduction in withholding under an applicable income tax treaty. Applicable Treasury Regulations provide alternative methods for satisfying this requirement. Under these Treasury Regulations, in the case of common stock held by a foreign intermediary (other than a “qualified intermediary”) or a foreign partnership (other than a “withholding foreign partnership”), the foregoing intermediary or partnership, as the case may be, generally must provide an IRS Form W-8IMY and attach thereto an appropriate certification by each beneficial owner or partner.

If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of shares of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States, or, if certain tax treaties apply, is attributable to your U.S. permanent establishment,

•	if you are an individual and hold shares of our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale or other disposition, and you have a “tax home” in the United States, or

•	we are or have been during a specified testing period a “United States real property holding corporation” for U.S. federal income tax purposes.

If you are an individual and are described in the first bullet above, you will be subject to tax on any gain derived from the sale, exchange or other disposition under regular graduated U.S. federal income tax rates. If you are an individual and are described in the second bullet above, you will be subject to a flat 30% tax on any gain derived from the sale, exchange or other disposition which may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). If you are a corporation and are described in the first bullet above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax on your effectively connected earnings and profits for the taxable year, which would include such gain, at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty, subject to adjustments.

We believe that we have not been and we are not, and we do not anticipate becoming, a “United States real property holding corporation” for U.S. federal income tax purposes.

U.S. Federal Estate Tax

Shares of our common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

You may be subject to information reporting requirements and backup withholding with respect to dividend payments on, and the proceeds from dispositions of, shares of common stock, unless you comply with certain reporting procedures (usually satisfied by providing an IRS Form W-8BEN) or otherwise establish an exemption. Additional information reporting requirements and backup withholding with respect to the payment of proceeds from the disposition of shares of common stock are as follows:

•	If the proceeds are paid to or through the U.S. office of a broker, they generally will be subject to backup withholding and information reporting unless you certify that you are not a United States person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption.

•	If the proceeds are paid to or through a non-U.S. office of a broker that is not a United States person and is not a foreign person with certain specified U.S. connections (a “U.S. Related Person”), they will not be subject to backup withholding or information reporting.

•	If the proceeds are paid to or through a non-U.S. office of a broker that is a United States person or a U.S. Related Person, they generally will be subject to information reporting (but not backup withholding) unless you certify that you are not a United States person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption.

In addition, the amount of dividends paid to you and the amount of tax, if any, withheld from such payment must generally be reported annually to you and the IRS. The IRS may make such information available under the provisions of an applicable income tax treaty to the tax authorities in the country in which you are resident.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished by you to the IRS.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2004, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, the number of shares of common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
CIBC World Markets Corp.
Lehman Brothers Inc.
Jefferies & Company, Inc.
Legg Mason Wood Walker, Incorporated
Raymond James & Associates, Inc.
RBC Capital Markets Corporation

Total	15,789,474

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of our common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to securities dealers at a price that represents a concession not in excess of $             a share under the public offering price. After the initial offering of the shares of our common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 2,368,421 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

If the underwriters’ option is exercised in full, the total price to the public would be $            million, the total underwriters’ discounts and commissions would be $             million, the total proceeds to us would be $             million and the total proceeds to the selling stockholders would be $             million. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

The following table shows the per share and total underwriting discounts and commissions to be paid by us and the selling stockholders assuming no exercise and full exercise of the underwriters’ over-allotment option to purchase 2,368,421 additional shares from the selling stockholders.

	Per Share		Total
Underwriting discounts and commissions to be paid by	No Exercise	Full Exercise	No Exercise	Full Exercise
Us
Selling Stockholders

Our estimated offering expenses, in addition to the underwriting discounts and commissions, are approximately $            million, which includes legal, accounting and printing costs and various other fees associated with registration and listing of the common stock.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

We, the selling stockholders, our officers, directors and senior employees have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, none of us, the selling stockholders and our officers and directors will, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or file any registration statement with the SEC relating to the offering of, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if the 180th day after the date of this prospectus occurs within 17 days following an earnings release by us, or the occurrence of material news or a material event related to us, or if we intend to issue an earnings release within 16 days following the 180th day, the 180-day period will be extended to the 18th day following such earnings release or the occurrence of the material news or material event unless such extension is waived by Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters.

The 180-day restricted period described above shall not apply to: (a) the sale of shares of common stock to the underwriters; (b) the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; (c) transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering, provided that no filing by any party under the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions; (d) grants by us of options to purchase shares of common stock pursuant to employee or management stock option, incentive or other plans or arrangements described in this prospectus; (e) the issuance, offer or sale by us of shares of common stock pursuant to employee or management stock option, incentive or other plans or arrangements described in this prospectus and the filing by us of any registration statement on Form S-8 in connection therewith; (f) transfers of shares of common stock or any security convertible into common stock as a bona fide gift or gifts; or (g) distributions of shares of common stock or any security convertible into shares of common stock to limited partners or stockholders of the selling shareholders or us; provided, that in the case of any transfer or distribution pursuant to clause (f) or (g), each donee or distributee agrees in writing to be bound by the transfer restrictions described above and no filing by any party under the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such transfer or distribution.

In addition, each of the selling stockholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this Prospectus, make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

We have applied to list our common stock on the New York Stock Exchange under the symbol “IWA.”

In connection with the listing of the common stock on the New York Stock Exchange, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of 2,000 beneficial owners.

In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position in our common stock for their own account. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are convinced that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, in order to cover any over-allotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell to online brokerage account holders.

Merrill Lynch, Pierce, Fenner & Smith Incorporated will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch, Pierce, Fenner & Smith Incorporated intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Merrill Lynch, Pierce, Fenner & Smith Incorporated Web site is not part of this prospectus.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Pricing of the Offering

Prior to this offering, there has been no public market for the common stock. The initial public offering price has been determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were our future prospects and future prospects of our industry in general, our sales, earnings and other financial and operating information in recent periods, and the price-earnings ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours.

An active trading market for our shares may not develop. It is also possible that after the offering, the shares of our common stock will not trade in the public market at or above the initial public offering price.

Directed Share Program

At our request, the underwriters have reserved up to 473,684 shares, or 3% of the shares offered by this prospectus, for sale under a directed share program to our employees and related parties. Our officers and directors are not eligible to participate in this program. All of the persons purchasing the reserved shares must commit to purchase upon the date of this prospectus but no later than the close of business on the day following that date. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Shares committed to be purchased by directed share program participants which are not so purchased will be reallocated for sale to the general public in the offering. All sales of shares pursuant to the directed share program will be made at the initial public offering price set forth on the cover page of this prospectus.

Relationships

On March 26, 2004 we issued in a private placement $66.0 million aggregate principal amount of floating rate senior subordinated notes due 2007, for which CIBC World Markets Corp., one of the underwriters in this offering, was one of the initial purchasers. We used the proceeds of this issuance, together with $34.0 million of cash on hand, to redeem all of our old preferred stock on March 26, 2004. We intend to prepay these notes in full with a portion of the proceeds from this offering.

CIBC World Markets Corp. is acting as co-lead arranger and syndication agent for our new $577.8 million senior secured credit facility, to be entered into on the date of the closing of this offering. In addition, Lehman Brothers Inc., one of the underwriters in this offering, will act as co-lead arranger and documentation agent with respect to our new senior secured credit facility. We have entered into an interest rate swap agreement with Canadian Imperial Bank of Commerce for the purpose of fixing, over specified periods of time, the interest rate applicable to specified portions of our $400.0 million of borrowings under the Term Loan B component of our new credit facilities. CIBC World Markets Corp., one of the underwriters in this offering, is an affiliate of Canadian Imperial Bank of Commerce. See “Description of Certain Indebtedness – New Credit Facilities.”

The parent company of Jefferies & Company, Inc., one of the underwriters in this offering, is an investor in certain of the funds managed by FS Private Investments III LLC and has an interest in a portion of the incentive fees earned by the manager of FS Private Investments III LLC. Brian P. Friedman, one of our directors, is the Chairman of the Executive Committee of Jefferies & Company, Inc.

In addition, from time to time, some of the underwriters may continue to provide investment banking and other services to us for which they may receive customary fees.

LEGAL MATTERS

The validity of the issuance of the shares of our common stock will be passed upon for us by Dorsey & Whitney LLP, Des Moines, Iowa. Certain U.S. federal income tax matters will be passed upon for us by Debevoise & Plimpton LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and other Intangible Assets” as of January 1, 2002 and the retroactive adoption of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” effective January 1, 2004) and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC regarding this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. As a result of the effectiveness of the registration statement, we are subject to the informational reporting requirements of the Exchange Act of 1934 and, under that Act, we will file reports, proxy statements and other information with the SEC. You may read and copy the registration statement, the related exhibits and the reports, proxy statements and other information we file with the SEC at the SEC’s public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site’s Internet address is www.sec.gov.

You may also request a copy of these filings, at no cost, by writing or telephoning us at:

Iowa Telecommunications Services, Inc.

115 S. Second Avenue West

Newton, Iowa 50208

(641) 787-2000

IN DEX TO CONSOLIDATED FINANCIAL STATEMENTS

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Iowa Telecommunications Services, Inc. and subsidiaries

We have audited the accompanying consolidated balance sheets of Iowa Telecommunications Services, Inc. and subsidiaries (the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Iowa Telecommunications Services, Inc. and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. As described in Note 13 to the consolidated financial statements, the Company retroactively adopted Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” effective January 1, 2004.

DELOITTE & TOUCHE LLP

Des Moines, Iowa

March 26, 2004 (November 5, 2004 as to Notes 1, 13 and 17)

The accompanying consolidated financial statements include the effects of a stock split and the reclassification of the Company’s common stock, no par value, with common stock, par value $0.01, which is described in Note 17 to the consolidated financial statements, anticipated to be effective prior to completion of this offering. The above opinion is in the form which will be signed by Deloitte & Touche LLP upon consummation of the stock split and the reclassification of the Company’s common stock, no par value, with common stock, par value $0.01, and assuming that from November 4, 2004 to the date of such split and reclassification of no par value common stock, no other events have occurred that would affect the accompanying financial statements and notes thereto.

/s/    DELOITTE & TOUCHE LLP

Deloitte & Touche LLP

Des Moines, Iowa

November 5, 2004

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2003

ASSETS	2002	2003
	(Dollars in Thousands)

CURRENT ASSETS:
Cash and cash equivalents	$13,499	$36,849
Accounts receivable, net	17,163	16,816
Inventories	1,452	2,966
Prepayments and other current assets	1,710	1,465

Total Current Assets	33,824	58,096
PROPERTY, PLANT AND EQUIPMENT:
Property, plant and equipment	454,325	469,923
Accumulated depreciation	(92,512)	(128,408)

Net Property, Plant and Equipment	361,813	341,515
GOODWILL	460,097	460,097
INTANGIBLE ASSETS AND OTHER, net	15,618	14,428
INVESTMENT IN AND RECEIVABLE FROM THE RURAL TELEPHONE FINANCE COOPERATIVE	56,305	57,602

Total Assets	$927,657	$931,738

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$9,712	$12,845
Advanced billings and customer deposits	5,579	6,084
Accrued and other current liabilities	19,511	22,933
Current maturities of long-term debt	31,625	41,250

Total Current Liabilities	66,427	83,112
LONG-TERM DEBT	645,750	604,500
OTHER LONG-TERM LIABILITIES	33,136	42,451

TOTAL LIABILITIES	745,313	730,063
REDEEMABLE CONVERTIBLE PREFERRED STOCK	125,000	125,000
COMMITMENTS AND CONTINGENCIES (Note 15)
STOCKHOLDERS’ EQUITY:
Preferred stock, no par value, 50,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 100,000,000 shares authorized, 22,601,039 issued and outstanding	226	226
Additional paid in capital	179,774	179,774
Retained deficit	(122,656)	(103,325)

Total Stockholders’ Equity	57,344	76,675

Total Liabilities and Stockholders’ Equity	$927,657	$931,738

See notes to consolidated financial statements.

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	2001	2002	2003
	(Dollars in Thousands, Except Per Share Amounts)

REVENUE AND SALES:
Local services	$73,170	$71,427	$70,231
Network access services	97,762	91,854	91,031
Toll services	17,491	20,525	21,695
Other services and sales	15,549	19,513	22,552

Total Revenues and Sales	203,972	203,319	205,509

OPERATING COSTS AND EXPENSES:
Cost of services and sales (exclusive of items shown separately below)	57,915	53,852	49,534
Selling, general and administrative	33,936	31,648	34,241
Depreciation and amortization	61,291	43,919	45,849

Total Operating Costs and Expenses	153,142	129,419	129,624

OPERATING INCOME	50,830	73,900	75,885

OTHER INCOME (EXPENSE):
Interest and dividend income	3,883	2,724	4,034
Interest expense	(61,437)	(53,982)	(51,838)

Total Other Expense, net	(57,554)	(51,258)	(47,804)

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	(6,724)	22,642	28,081
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE (NOTE 5)	—	(98,369)	—

NET INCOME (LOSS)	(6,724)	(75,727)	28,081
PREFERRED DIVIDEND	(8,750)	(8,750)	(8,750)

INCOME (LOSS) AVAILABLE FOR COMMON STOCKHOLDERS	$(15,474)	$(84,477)	$19,331

EARNINGS (LOSS) PER SHARE—BASIC:
Income (loss) before cumulative effect of change in accounting principle	$(0.68)	$0.61	$0.86
Cumulative effect of change in accounting principle	—	(4.35)	—

Income (loss) available for common shareholders	$(0.68)	$(3.74)	$0.86

EARNINGS (LOSS) PER SHARE—DILUTED:
Income (loss) before cumulative effect of change in accounting principle	$(0.68)	$0.61	$0.79
Cumulative effect of change in accounting principle	—	(4.35)	—

Income (loss) available for common shareholders	$(0.68)	$(3.74)	$0.79

See notes to consolidated financial statements.

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	Common Shares	Common Stock	Additional Paid-In Capital	Retained Deficit	Total
	(Dollars in Thousands)

BALANCE, January 1, 2001	22,601,039	$226	$179,774	$(22,705)	$157,295
Loss available for common stockholders	—	—	—	(15,474)	(15,474)

BALANCE, December 31, 2001	22,601,039	226	179,774	(38,179)	141,821
Loss available for common stockholders	—	—	—	(84,477)	(84,477)

BALANCE, December 31, 2002	22,601,039	226	179,774	(122,656)	57,344
Income available for common stockholders			—	19,331	19,331

BALANCE, December 31, 2003	22,601,039	$226	$179,774	$(103,325)	$76,675

See notes to consolidated financial statements.

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	2001	2002	2003
	(Dollars in Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(6,724)	$(75,727)	$28,081
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Cumulative effect of change in accounting principle	—	98,369	—
Gain on disposal of exchanges	—	(1,214)	—
Depreciation	39,160	41,733	43,921
Amortization of intangible assets	22,131	2,186	1,928
Changes in operating assets and liabilities:
Receivables	8,283	3,581	347
Inventories	3,298	831	(1,514)
Accounts payable	(9,471)	(3,299)	3,762
Other assets and liabilities	(15,067)	3,497	3,255

Net Cash Provided by Operating Activities	41,610	69,957	79,780

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(37,469)	(19,408)	(23,761)
Proceeds from the disposal of exchanges	—	3,486	—
Business acquisition	—	—	(1,044)

Net Cash Used in Investing Activities	(37,469)	(15,922)	(24,805)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in revolving credit facility	13,000	(15,500)	—
Payments on long-term debt	(16,500)	(26,125)	(31,625)
Debt issuance costs	(923)	—	—

Net Cash Used in Financing Activities	(4,423)	(41,625)	(31,625)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(282)	12,410	23,350
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,371	1,089	13,499

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,089	$13,499	$36,849

SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITIES:

During the years ended December 31, 2001, 2002 and 2003, the Company recorded undeclared and unpaid preferred stock dividends of $8,750.

See notes to consolidated financial statements.

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Dollars in Thousands, Except Per Share Amounts)

1.    ORGANIZATION

Business Description.—Iowa Telecommunications Services, Inc. and subsidiaries (“Iowa Telecom” or the “Company”) is the second largest incumbent local exchange carrier in the State of Iowa and the fifteenth largest incumbent local exchange carrier in the United States, with an integrated telecommunications network serving approximately 300 local exchanges with approximately 266,000 access lines. Iowa Telecom provides local, long distance and Internet access and communications equipment primarily to rural residential and business customers, and provides access services to interexchange carriers and other communications companies. The Company operates on a regulatory basis under intrastate price cap regulation in the State of Iowa and under various FCC regulations for its interstate services. On July 1, 2000, the Company acquired substantially all of the operating assets of GTE’s Iowa operations (the “GTE Acquisition”). The Company manages its business as one operating segment.

Basis of Consolidation.—The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Iowa Telecom Communications, Inc. and Iowa Telecom Data Services, L.C. All intercompany balances and transactions have been eliminated in consolidation.

Iowa Telecommunications Services, Inc., the parent company, is an operating company. For fiscal 2003, its revenues, earnings and total assets represent approximately 99% of total consolidated revenues, and over 99% of earnings and total assets of the consolidated company. The guarantor subsidiaries, individually and in the aggregate, are not material as they represent approximately 1% of consolidated revenue and less than 1% of consolidated earnings and total assets for 2003.

Revenue Recognition.—Revenue is recognized when evidence of an arrangement exists, the earnings process is complete and collectibility is reasonably assured. The prices for most services are filed in tariffs with the appropriate regulatory bodies that exercise jurisdiction over the various services.

Local Services.—Monthly recurring local line charges are billed to end users in advance. Revenue is recognized during the period these services are rendered. Billed but unearned revenue is deferred and recorded as a current liability included in advance billings and customer deposits.

Network Access Services.—Network access revenue primarily consists of switched access revenue billed to other carriers. Switched access revenue is billed in arrears based on originating and terminating minutes of use. Earned but unbilled switched access revenue is included in receivables. Network access revenue also contains special access revenue. Special access revenue is billed in advance based on recurring fees. Network access revenue and special access revenue is recognized in the month services are provided.

Toll Services.—Toll services are typically billed to end users in arrears based on actual usage. Earned but unbilled toll services are included in receivables. Toll service revenue is recognized in the month services are provided.

Other Services and Sales.—Other services and sales consist primarily of dial-up and DSL Internet access services. Other services and sales also include revenues from directory publishing, inside line care and the sale and maintenance of customer premise equipment, or CPE. The monthly recurring charges for dial-up and DSL Internet access services and inside line care are billed to end users in advance. Revenue is recognized during the period these services are provided. Billed but unearned revenue is included in advance billings and customer deposits. The Company recognizes directory services revenue on a straight-line basis over the twelve month period in which the corresponding directory is distributed. The Company recognizes the revenue from the sale and maintenance of customer premise equipment in the period the sale or service is rendered.

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Dollars in Thousands, Except Per Share Amounts)

Cash and Cash Equivalents.—For purposes of reporting cash flows, cash and cash equivalents include cash and temporary investments with maturities at acquisition of three months or less.

Inventories and Supplies.—Inventories, which consists mainly of cable, supplies and replacement parts, are stated at the lower of cost, determined principally by the average cost method, or net realizable value.

Property and Depreciation.—Property, plant and equipment are carried at cost. Depreciation has been calculated using the composite remaining life methodology and straight-line depreciation rates. This method depreciates the remaining net investment in telephone plant, less anticipated net salvage value, over remaining economic asset lives by asset category. This method requires the periodic review and revision of depreciation rates. The economic asset lives used are as follows: buildings – 20 years; cable and wire – 7-20 years; switching and circuit equipment – 10 years; and other property – 5-10 years. When depreciable telephone plant is retired in the normal course of business, the amount of such plant is deducted from the respective plant and accumulated depreciation accounts.

Software.—The Company capitalizes costs (including right-to-use fees) associated with externally acquired software for internal use. Project costs associated with internally developed software are segregated into three project states: preliminary project stage, application development stage and post-implementation stage. Costs associated with both the preliminary project stage and the post-implementation stage are expensed as incurred. Costs associated with the application development stage are capitalized. Software maintenance and training costs are expensed as incurred. Capitalized software is generally amortized on a straight-line method basis over its useful life, not to exceed five years.

Goodwill and Other Intangible Assets.—Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under various conditions) for impairment in accordance with this statement. Impairment occurs when the fair value of the asset is less than its carrying value. The Company performs its annual goodwill impairment test during the third quarter, primarily using a discounted cash flow methodology. Intangible assets with definite lives include the value assigned to customer base and easements at the date of acquisition, which are being amortized using a straight-line method over 6 to 20 years.

Impairment of Long-Lived Assets.—The Company assesses the recoverability of long-lived assets, including property, plant and equipment and definite-lived intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In such cases, if the sum of the expected cash flows (undiscounted and without interest) resulting from the use of the asset are less than the carrying amount, an impairment loss is recognized based on the difference between the carrying amount and the fair value of the assets. No impairment loss has been recognized to date.

Debt Issuance.—Deferred financing costs are amortized over the term of the related debt issuance.

Income Taxes.—Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities at each balance sheet date using enacted tax rates expected to be in effect in the year the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent that it is unlikely they will be realized.

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Dollars in Thousands, Except Per Share Amounts)

Stock-Based Compensation.—During the third quarter of fiscal 2004 in connection with the Company’s initial public offering of common stock, the Company adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS No. 123”) using the retroactive restatement method described in SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”, effective January 1, 2004. Under the fair value recognition provisions of SFAS No. 123, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. In connection with the use of the retroactive restatement method, the Company calculated the fair value of outstanding awards using the minimum value method as if the fair value method of SFAS No. 123 had been applied from its original effective date. As a result, the Company recorded no stock-based compensation expense for fiscal 2001, 2002 and 2003 because all awards granted had no fair value at the date of grant.

Fair Value of Financial Instruments.—The estimated fair value of accounts receivables, accounts payable, and short-term and long-term notes payable approximate the carrying values unless otherwise indicated. The carrying value of receivables and accounts payable approximate fair value based on their short-term nature.

Use of Estimates.—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification.—Certain reclassifications were made to the 2001 and 2002 financial statements to conform to the 2003 presentation.

Recently Issued Accounting Pronouncements.—In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS No. 150). SFAS 150 established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The adoption of this standard did not have a significant affect on the Company’s financial statements.

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Dollars in Thousands, Except Per Share Amounts)

2.    EARNINGS PER SHARE

Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average outstanding common shares plus equivalent shares assuming exercise of stock options and conversion of outstanding convertible securities, where dilutive. Weighted average shares outstanding have been adjusted to reflect a split of each share of common stock for 90.096388 shares of common stock. The following is a reconciliation of income and basic and diluted weighted average shares outstanding:

	2001	2002	2003
Income (loss) before cumulative effect of a change in accounting principle	$(6,724)	$22,642	$28,081
Less: Preferred dividend	(8,750)	(8,750)	(8,750)

Income available to common shareholder—basic	(15,474)	13,892	19,331
Effects of dilutive securities:
Preferred dividend	—	—	8,750

Income available to common shareholder—dilutive	$(15,474)	$13,892	$28,081

Earnings (loss) per share—basic:
Weighted average shares outstanding (000)	22,601	22,601	22,601

Earnings (loss) per share—dilutive:
Weighted average shares outstanding (000)	22,601	22,601	22,601
Add shares contingently issuable upon conversion of preferred securities (000)	—	—	13,087

Weighted average shares outstanding (000)	22,601	22,601	35,688

At the end of fiscal 2003 and 2002, there were 2.2 million shares of options outstanding, with exercise prices in excess of market value of common stock that were therefore excluded from the diluted earnings per share calculation. At the end of fiscal year 2001, there were no options outstanding. Earnings per share calculations for fiscal 2001 and 2002 did not assume conversion of preferred securities because to do so would have an antidilutive effect.

3.    ACCOUNTS RECEIVABLE

Accounts receivable consists of the following at December 31:

	2002	2003
Customers	$14,293	$15,111
Connecting companies	3,430	2,671
Other	1,165	995
Allowance for doubtful accounts	(1,725)	(1,961)

Total	$17,163	$16,816

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Dollars in Thousands, Except Per Share Amounts)

The following is a summary of activity for the allowance of doubtful accounts during each of the three years ended December 31, 2003:

	Beginning Balance	Additional Charges to Income (Loss)	Deductions from Reserve	Ending Balance
Year ended December 31, 2001	$1,589	$4,015	$(2,533)	$3,071
Year ended December 31, 2002	3,071	5,038	(6,384)	1,725
Year ended December 31, 2003	1,725	767	(531)	1,961

The Company grants credit to its customers in the normal course of business and at December 31, 2002 and 2003 had outstanding trade receivables from telecommunications companies which totaled $3,430 and $2,671, respectively. During fiscal 2001 and 2003, the Company had no customers that represented more than 10% of total revenues and sales. During 2002, the Company had one customer that represented approximately 11% of total revenues and sales.

4.    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following at December 31:

	2002	2003
Land	$2,520	$2,520
Buildings	19,155	20,152
Plant and equipment	421,615	432,047
Other	4,140	6,299
Construction in progress	6,895	8,905

	454,325	469,923
Less accumulated depreciation	(92,512)	(128,408)

Total property, plant and equipment, net	$361,813	$341,515

During 2002, the Company sold certain exchanges and received $3,486 in proceeds and recognized a gain on disposal of exchanges in the amount of $1,214.

5.    GOODWILL AND OTHER INTANGIBLE ASSETS

Effective January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. The adoption of this standard required an initial impairment test as of January 1, 2002 to determine whether goodwill was impaired. Based on the results of the test, the Company recorded a $98,369 impairment of goodwill as of January 1, 2002. The impairment is recorded in the consolidated statement of operations as a cumulative effect of a change in accounting principle.

The Company performed its annual impairment test, primarily using a discounted cash flow method, as of August 31, 2002 and 2003. These tests indicated no further impairment of goodwill existed.

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Dollars in Thousands, Except Per Share Amounts)

The carrying amount of goodwill as of December 31, 2001, 2002 and 2003 is as follows:

Balance, December 31, 2001	$559,862
Cumulative effect of a change in accounting principle	(98,369)
Disposal of exchanges	(1,396)

Balance, December 31, 2002	460,097
2003 activity	—

Balance, December 31, 2003	$460,097

Intangible and other assets consist of the following at December 31:

		2002
	Life	Cost	Accumulated Amortization	Net Book Value
Definite-lived intangible assets	6-20 years	$17,673	$(4,692)	$12,981
Other assets		3,271	(634)	2,637

Total		$20,944	$(5,326)	$15,618

		2003
	Life	Cost	Accumulated Amortization	Net Book Value
Definite-lived intangible assets	6-20 years	$18,732	$(6,620)	$12,112
Other assets		3,271	(955)	2,316

Total		$22,003	$(7,575)	$14,428

Amortization expense for intangible assets was $2,096, $2,186 and $1,928 for the years ended December 31, 2001, 2002 and 2003, respectively. Estimated annual amortization expense is as follows:

2004	$2,480
2005	2,470
2006	2,463
2007	1,539
2008	615
Thereafter	4,861

Total	$14,428

The effects of the adoption of SFAS No. 142 on income (loss) before cumulative effect of a change in accounting principle for the years ended December 31, 2001, 2002 and 2003 are as follows:

	2001	2002	2003
Reported income (loss) before cumulative effect of a change in accounting principle	$(6,724)	$22,642	$28,081
Amortization of goodwill	20,035	—	—

Adjusted income before cumulative effect of change in accounting principle	$13,311	$22,642	$28,081

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Dollars in Thousands, Except Per Share Amounts)

6.    ACCRUED AND OTHER CURRENT LIABILITIES

Accrued and other current liabilities consist of the following at December 31:

	2002	2003
Accrued interest	$866	$646
Property tax payable	7,806	7,412
Revenue subject to refund	2,555	7,777
Other	8,284	7,098

Total	$19,511	$22,933

7.    LONG-TERM DEBT

Long-term debt with the Rural Telephone Finance Cooperative consists of the following at December 31:

	2002	2003
Rural Telephone Finance Cooperative term loan—Tranche A	$177,375	$145,750
Rural Telephone Finance Cooperative term loan—Tranche B	500,000	500,000

	677,375	645,750
Less current portion	31,625	41,250

Total long-term debt	$645,750	$604,500

On June 30, 2000, the Company entered into a credit agreement with the Rural Telephone Finance Cooperative. Substantially all of the Company’s assets are pledged as collateral to secure the borrowings under these credit agreements. The Rural Telephone Finance Cooperative agreements require, among other things, limitation on capital expenditures, maintenance of minimum debt service coverage, as defined, and times interest earned coverages, as defined, and restrictions on issuance of additional long-term debt.

The Tranche A term loan of $220,000 is repayable in quarterly installments of 2.5% of outstanding principal commencing on June 30, 2001 escalating to 5.625% on June 30, 2006, with the balance due on March 31, 2007. The loan bears interest at LIBOR plus 3% (4.19% to 4.25% at December 31, 2003).

The Tranche B term loan of $500,000 is repayable in quarterly installments of 2.5% of outstanding principal commencing on June 30, 2007 escalating to 3.5% on June 30, 2013, with the balance due on March 31, 2015. The loan bears interest at a fixed rate of 8.85% through August 2005, subsequently, the interest rate reverts to the Rural Telephone Finance Cooperative variable rate plus 1.10%. At December 31, 2003, the amount available under the Company’s long-term credit facility was $475,000 of the original principal amount. The remaining $25,000 bears interest at the Rural Telephone Finance Cooperative variable rate plus 1.10% (5.30% at December 31, 2003).

As of December 31, 2003, the Company had an outstanding letter of credit of $10,000 with the Rural Telephone Finance Cooperative. The letter of credit acts as a guarantee of payment by the Company which has been recorded on the balance sheet within accrued and other current liabilities as revenue subject to refund.

The Company has a long-term revolving credit facility through the Rural Telephone Finance Cooperative in the amount of $30,000 expiring in June 2005. At December 31, 2002 and 2003, no amounts were outstanding under this facility. At December 31, 2003, the amount available under the long-term credit facility was reduced

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Dollars in Thousands, Except Per Share Amounts)

by the outstanding letter of credit of $10,000. The credit facility bears interest at the Rural Telephone Finance Cooperative revolving rate plus 1.25% (5.90% at December 31, 2003).

As a condition of being granted the Rural Telephone Finance Cooperative loan, the Company was required to invest $50,000 in Subordinated Capital Certificates (“SCCs”) with the Rural Telephone Finance Cooperative. SCCs are non-interest bearing, but as a member of the Rural Telephone Finance Cooperative, the Company shares proportionately in the net earnings of the Rural Telephone Finance Cooperative. Rural Telephone Finance Cooperative distributions of net earnings are made through cash distributions and issuances of patronage capital certificates (included in investment in and receivables from Rural Telephone Finance Cooperative) which are redeemed at the option of the Rural Telephone Finance Cooperative. The Company’s share of Rural Telephone Finance Cooperative net earnings, included in interest and dividend income, was $3,883, $2,577 and $3,616 for the years ended December 31, 2001, 2002 and 2003, respectively.

The annual requirements of principal payments on such long-term debt for the years 2004 through 2008 are as follows:

Year Ended December 31,	Tranche A	Tranche B	Total
2004	$41,250	$—	$41,250
2005	44,000	—	44,000
2006	48,125	—	48,125
2007	12,375	37,500	49,875
2008		57,500	57,500
Thereafter		405,000	405,000

Total			$645,750

The fair value for the Company’s fixed rate Rural Telephone Finance Cooperative term loan – Tranche B is estimated based on expected discounted cash flows using current market interest rates. The fair value of the Company’s other term loan facilities and long-term revolving credit facility approximate carrying values due to the variable interest rate nature of the debt. The following table summarizes the Company’s carrying values and fair values of the debt components of its financial instruments at December 31, 2002 and 2003:

	2002		2003
	Carrying Value	Fair Value	Carrying Value	Fair Value
Rural Telephone Finance Cooperative term loan—Tranche A	$177,375	$177,375	$145,750	$145,750
Rural Telephone Finance Cooperative term loan—Tranche B variable rate	25,000	25,000	25,000	25,000
Rural Telephone Finance Cooperative term loan—Tranche B fixed rate	475,000	498,118	475,000	487,915

Total	$677,375	$700,493	$645,750	$658,665

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Dollars in Thousands, Except Per Share Amounts)

8.    REDEEMABLE CONVERTIBLE PREFERRED STOCK

On July 1, 2000, the Company issued 125,000 shares of Series A mandatorily redeemable convertible preferred stock in connection with the GTE acquisition. Each share of Series A mandatorily redeemable convertible preferred stock is convertible starting in 2003 into 1.162 shares of Class A common stock and has one vote per share. The preferred stock is redeemable by the holder on July 1, 2008, or at any time by the Company, at $1,000 per share. The preferred stock has a liquidation value of $1,000 per share. In the event the Company issues additional equity or debt securities, the Company shall use the entire net proceeds thereof to redeem shares of the Series A mandatorily redeemable convertible preferred stock.

Dividends on Series A mandatorily redeemable convertible preferred stock accrue at a rate of $70 per share per year, are cumulative and accumulate without interest until June 30, 2005 and accumulate and compound annually at 7% during the period from June 30, 2005 through June 30, 2008. Dividends are due on June 30, 2008. The Company may pay at any time, all or a portion of accumulated dividends. As of December 31, 2003, the Company has accrued preferred stock dividends of $30,625 which is included in other long-term liabilities.

9.    COMMON AND PREFERRED STOCK

Common Stock.—The Company is authorized to issue 100,000,000 shares of common stock, $0.01 par value. Holders of common stock have one vote per share.

Preferred Stock.—The Company’s Board of Directors is authorized to issue up to 50,000,000 shares of preferred stock, no par value, in one or more series, from time to time, with such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as may be provided in a resolution or resolutions adopted by the Board of Directors. The authority of the Board of Directors includes, but is not limited to, the determination of the following with respect to any such series: (i) the number of shares, (ii) the dividend rate and time of payment, if any, whether such dividends are cumulative, and if so, from which date, (iii) whether shares are to be redeemable and, if so, the terms and amount of any sinking fund providing for the purchase or redemption of such shares; (iv) whether shares shall be convertible and, if so, the terms and provisions thereof; (v) the rights of the shares in the event of voluntary or involuntary liquidation, dissolution or winding up affairs of the Company; (vi) whether the shares will have priority over or be on a parity with or be junior to any other series or class in any respect; and (vii) whether the shares have voting rights.

10.    INCOME TAXES

The Company’s provision for income taxes for the years ended December 31, 2001, 2002 and 2003 differs from the amounts determined by applying the statutory Federal income tax rate of approximately 35% to net income (loss) before income taxes for the following reasons:

	2001	2002	2003
Expense (benefit) at federal rate	$(2,308)	$(26,807)	$10,022
Increase (decrease) resulting from:
State income taxes	(359)	(4,165)	1,557
Other, net	(25)	(196)	192
Valuation allowance	2,692	31,168	(11,771)

Total income tax expense	$—	$—	$—

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Dollars in Thousands, Except Per Share Amounts)

The Company’s deferred income tax asset consists of the following temporary differences at December 31:

	2002	2003
Deferred tax assets:
Net operating loss carryforward	$67,565	$75,609
Impairment of goodwill	40,626	40,626
Start-up costs	2,241	1,344
Allowance for doubtful accounts	531	719
Other	518	432

	111,481	118,730
Deferred tax liabilities:
Depreciation and amortization	(69,572)	(88,523)
Other	(563)	(632)

	(70,135)	(89,155)

Net deferred tax assets	41,346	29,575
Less valuation allowance	(41,346)	(29,575)

	$—	$—

At December 31, 2003, the Company has unused tax net operating loss carryforwards of approximately $183,000 which expire in 2020 to 2023.

A valuation allowance has been provided at December 31, 2002 and 2003 for the net deferred tax assets, due to the Company’s cumulative losses. The Company will continue to assess the recoverability of deferred tax assets and the related valuation allowance. To the extent the Company generates taxable income in future years and it is determined that such valuation allowance is no longer required, the tax benefit of the remaining deferred tax assets will be recognized at such time.

11.    LEASES

The Company leases building space in various locations throughout its serving area.

Future minimum rental payments required under operating leases that have initial or remaining lease terms in excess of one year are as follows as of December 31, 2003:

2004	$251
2005	117
2006	100
2007	27

Total minimum lease payments	$495

Rental expense for the years ended December 31, 2001, 2002 and 2003 was $345, $502 and $350, respectively.

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Dollars in Thousands, Except Per Share Amounts)

12.    EMPLOYEE BENEFIT PLANS

Retirement Pension Plan

The Company sponsors the Iowa Telecom Pension Plan (the “Plan”), a defined benefit pension plan, that covers many former GTE employees and most union employees. The provisions of the Plan were assumed by the Company in connection with the GTE Acquisition. The Plan generally provides for employee retirement at age 65 with benefits based upon length of service and compensation. The Plan provides for early retirement, lump sum death benefits, and various annuity options.

During the year ended December 31, 2002, the Company allowed participants to “Opt-Out” of the Plan. An opt-out employee is an eligible employee who elected a one time irrevocable election to receive benefits under the Iowa Telecom Employee Savings Plans in lieu of benefit accruals under the Plan. Participants who opted-out of the Plan became participants of the Iowa Telecom Spin-Off Pension Plan for Transferred Salaried and Hourly Employees, (the “Spin-Off Plan”), a newly created plan in January 2002, established to pay out “opt-out” benefits. The Spin-Off Plan terminated on August 18, 2002, with all benefits paid-out in November 2002. As the Plan had a significant reduction in participants due to the “opt-out” option, the Company recorded a related curtailment/settlement loss within the projected benefit obligation.

Components of pension benefit costs and weighted average actuarial assumptions at December 31 are:

	2001	2002	2003
Pension Benefit Cost:
Service cost	$893	$849	$857
Interest cost	1,882	1,799	1,248
Expected return on plan assets	(1,831)	(1,597)	(881)
Amortization of unrecognized actuarial loss	—	—	33
Amendment	—	54	—

Total pension benefit cost	$944	$1,105	$1,257

Actuarial Assumptions:
Discount rate	6.5%	6.5%	6.5%
Expected return on plan assets	8.0%	8.0%	7.5%
Long-term rate of compensation increase	5.0%	4.5%	4.5%

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Dollars in Thousands, Except Per Share Amounts)

The change in projected benefit obligation, change in plan assets, and funded status of the plans at December 31, were:

	2002	2003
Change in Projected Benefit Obligation:
Projected benefit obligation at beginning of year	$28,773	$18,389
Service cost	849	857
Interest cost	1,799	1,248
Actuarial loss	644	3,857
Curtailment/settlement loss	218	—
Benefits paid	(13,948)	(1,697)
Amendments	54	—

Projected benefit obligation at end of year	$18,389	$22,654

Change in Plan Assets:
Fair value of plan assets at beginning of year	$22,016	$11,675
Actual return on plan assets	201	1,208
Employer contributions	3,406	1,477
Benefits paid	(13,948)	(1,697)

Fair value of plan assets at end of year	$11,675	$12,663

Funded Status:
Unrecognized actuarial loss	$1,955	$5,452

Accrued benefit cost	$4,759	$4,539

Actuarial assumptions:
Discount rate	6.50%	5.75%
Long-term rate of compensation increase	4.50%	4.00%

The discount rate the Company used is based on the yield of a portfolio of high quality, fixed income debt instruments matched against the timing and amounts of projected future benefits. The expected return on plan assets is based on the Company asset allocation mix and the Company historical return, taking into account current and expected market conditions. The actual return on pension plan assets was approximately 10% in 2003, compared to 1% in 2002. During 2003, the Company decreased the expected return on plan assets from 8.0% to 7.5%.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at December 31, were:

	2002	2003
Projected benefit obligation	$18,389	$22,654
Accumulated benefit obligation	11,828	15,678
Fair value of plan assets	11,675	12,663

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Dollars in Thousands, Except Per Share Amounts)

Cash Contributions

The following table details the Company cash contributions for the years ended December 31, 2002 and 2003, and the expected contributions for 2004:

2002	$3,406
2003	1,477
2004 (expected)	1,797

The Company policy with respect to funding the qualified plans is to fund at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended, and not more than the maximum amount deductible for tax purposes.

Benefit Payments

The following table details expected benefit payments for the years 2004 through 2013:

2004	$581
2005	755
2006	944
2007	1,158
2008	1,419
Years 2009-2013	11,208

Asset Allocation Strategy

The Company pension plan asset allocation at December 31, 2002 and 2003 and target allocation for 2004 are as follows:

	Target Allocation	Percentage of Plan Assets December 31,
Assets Category	2004	2002	2003
Equity securities	30%	23%	35%
Debt securities	65%	75%	64%
Real estate	0%	0%	0%
Other	5%	2%	1%

Total	100%	100%	100%

The investment strategy for pension plan assets is to maintain a broadly diversified portfolio designed to achieve the Company’s target of an average long-term rate of return of 7.5% to 8.0%. While the Company believes achievement of a long-term average rate of return of 7.5% to 8.0%, the Company cannot be certain that the portfolio will perform to these expectations. Assets are strategically allocated between equity and debt securities in order to achieve a diversification level that mitigates wide swings in investment returns. The majority of the plan’s assets are invested in debt securities because debt portfolios have historically provided less volatility than equity portfolios. Correspondingly, debt portfolios also entail lower returns than equity portfolios based on historical information. The risk of loss in the plans’ portfolio is mitigated by investment in a broad range of corporate bonds and equity types.

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Dollars in Thousands, Except Per Share Amounts)

The investment of pension plan assets in the Company securities is specifically prohibited for both the equity and debt portfolios other than through index fund holdings.

Defined Contribution Plan

The Company participates in two 401(k) employee savings plans which allow for voluntary contributions into designated investment funds by eligible employees. The Iowa Telecom Savings Plan covers full-time salaried employees, with the Company matching employees’ contributions at the rate of 75% on the first 6% of contributions. The Iowa Telecom Hourly Savings Plan covers members of the Communication Workers of America (CWA) and International Brotherhood of Electrical Workers (IBEW), with the Company matching employees’ contributions at the rate of 66% on the first 6% of contributions. The Company may make additional contributions on behalf of both 401(k) employee savings plans’ participants who are not participants in the Iowa Telecom Pension Plan. For fiscal 2001, 2002 and 2003, the Company made additional contributions of 3% of eligible compensation. Company contributions for both plans were $1,311, $1,364 and $1,334 for the year ended December 31, 2001, 2002 and 2003, respectively.

Post Retirement Benefits

The Company assumed a postretirement benefit obligation plan for employees who were qualifying for benefits at the date of the GTE Acquisition. This plan provides for certain medical and life insurance benefits to select employees who satisfy the requirements for an early or normal pension under the defined benefit pension plan.

Components of postretirement benefit costs and weighted average actuarial assumptions at December 31, are:

	2001	2002	2003
Postretirement Benefit Cost:
Service cost	$171	$190	$180
Interest cost	339	442	521
Amortization of unrecognized prior service cost	—	(42)	(67)
Amortization of unrecognized net actuarial loss	—	37	94
Cost for special termination benefits	—	93	215

Total postretirement benefit cost	$510	$720	$943

Actuarial Assumptions:
Discount rate	6.5%	6.5%	6.5%

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Dollars in Thousands, Except Per Share Amounts)

The change in accumulated benefit obligation, change in plan assets, and funded status of the plans at December 31, were:

	2002	2003
Change in Accumulated Benefit Obligation:
Accumulated benefit obligation at beginning of year	$5,534	$7,093
Service cost	190	180
Interest cost	442	521
Actuarial loss	1,320	1,450
Benefits paid	(54)	(196)
Amendments	(432)	—
Cost for special termination benefits	93	215

Accumulated benefit obligation at end of year	$7,093	$9,263

Fair value of plan assets at end of year	$—	$—

Funded Status:
Unrecognized prior service cost	$390	$324
Unrecognized net actuarial gain	(998)	(2,354)

Accrued benefit cost	$6,485	$7,233

Actuarial Assumptions:
Discount rate	6.5%	6.0%

The health care cost trend rate used in determining the accumulated postretirement benefit obligation at December 31, 2001, the rate was assumed to be 8.50%, decreasing 0.25% per year reaching an ultimate rate of 6.00%. As of December 31, 2002 and 2003, the rate was assumed to be 9.50%, decreasing incrementally until reaching an ultimate rate of 5.00% in 2012.

Assumed health care cost trend rates may have a significant effect on the amount reported for health care plans. A one percentage point change in the assumed health care cost trend rates would have the following effects:

	One Percent Increase	One Percent Decrease
Effect on total service and interest cost components	$313	$(89)
Effect on postretirement benefit obligation	3,659	(1,018)

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Dollars in Thousands, Except Per Share Amounts)

Cash Contributions and Benefit Payments

The Company’s postretirement benefits are unfunded, therefore cash contributions for postretirement benefits are equal to the benefit payments.

The following table details the cash contributions and benefit payments for the years ended December 31, 2001, 2002 and 2003, and the expected cash contributions and benefit payments for 2004 through 2013:

2001	$6
2002	54
2003	196
2004 (expected)	357
2005 (expected)	421
2006 (expected)	497
2007 (expected)	601
2008 (expected)	556
Years 2009-2013 (expected)	4,108

All benefit payments for other postretirement benefits are voluntary, as the postretirement plans are not funded, and are not subject to any minimum regulatory funding requirements. Benefit payments for each year represent claims paid for medical and life insurance, and the Company anticipates the 2004 postretirement benefit payments will be made from cash generated from operations.

Recent Changes in Medicare

In accordance with the FASB Staff Position No. FAS 106-1, the effects, if any, of the Medicare Prescription Drug improvement and Modernization Act of 2003 on the plan were not reflected in the above measures of the benefit obligation or benefit cost. Specific authoritative guidance on accounting for the federal subsidy provided to employers who provide retirees with prescription drug benefits that are at least actuarial equivalent to those provided under the Act is pending and that guidance, when issued, could require the Company to change previously reported information.

13.    STOCK INCENTIVE PLANS

The Iowa Telecommunications, Inc. Stock Incentive Plan (Plan) allows for the issuance of incentive stock options or nonqualified stock options. Under the Plan, up to an aggregate of 2,260,068 shares of common stock, as adjusted for a 90.096388 for 1 stock split, may be issued upon the exercise of stock options granted. The term of each option is not to exceed ten years from the date of grant. Options granted to employees vest over 3 to 5 years from the date of the grant. Options become fully vested upon the employees or consultants death or disability, termination of service for other than good reason as defined by the Plan, and change in control. The exercise price for unexercised options is automatically decreased by the amount of dividends that would have been paid on the shares issuable upon exercise.

During the third quarter of fiscal 2004, in connection with the Company’s initial public offering of common stock, the Company adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS No. 123”) using the retroactive restatement method described in SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, effective January 1, 2004. Under the fair value recognition provisions of SFAS No. 123, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. In connection with the use

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Dollars in Thousands, Except Per Share Amounts)

of the retroactive restatement method, the Company calculated the fair value of outstanding awards using the minimum value method as if the fair value method of SFAS No. 123 had been applied from its original effective date. As a result, the Company recorded no stock-based compensation expense for fiscal 2001, 2002 and 2003 because all awards granted had no fair value at the date of grant.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002: dividend yield of 0%, average risk-free interest rate of approximately 5%; and expected lives of 10 years from grant date. Because the Company is a nonpublic entity, the volatility of the stock was excluded in estimating the options value, as permitted under SFAS No. 123. The fair value of the options granted during 2002 was $0. A summary of the status of the stock option plan as of December 31, 2002 and 2003, and the changes during the years then ended is presented below:

	2002		2003
Fixed Options	Shares	Weighted Average Exercise Price per Share	Shares	Weighted Average Exercise Price per Share
OUTSTANDING AT BEGINNING OF YEAR	—	$—	2,200,696	$8.04
Granted	2,200,696	8.04	—	—

OUTSTANDING AT END OF YEAR	2,200,696	$8.04	2,200,696	$8.04

Options exercisable at year end	1,468,121	$7.97	1,718,499	$7.99

Weighted-average grant date fair value of options granted during the year		$—		$—

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding		Options Exercisable
Exercise Price Per Share Range	Number	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price per Share
$7.75 to $8.25	1,898,603	8.3 years	1,635,250	$7.96
$8.26 to $8.75	302,093	8.6 years	83,249	$8.51

	2,200,696		1,718,499

Stock Appreciation Rights.—The Company had a stock-based compensation plan administered by the Board of Directors. The Plan allowed participants to accrue the increased value of common stock as determined by the Plan documents with no direct cost to the participants. Units granted vest ratably over a three to five-year period. In April 2002, the Board of Directors dissolved the Stock Appreciation Rights Plan (“SAR Plan”) effective January 1, 2002, as provided for in the SAR Plan.

In 2001, the Company awarded 50 stock appreciation rights units under the Plan. During the year 50 units were forfeited. As of December 31, 2001, the Plan had 675 units outstanding of which, 380 units were vested. No compensation expense was recognized during 2001 related to the Plan.

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Dollars in Thousands, Except Per Share Amounts)

14.    RELATED PARTY TRANSACTIONS

The Company sells network and special access services to the majority stockholder. The Company also purchases certain services including switch monitoring and telecommunication circuits from the related party and resells certain products obtained from the related party. The following table summarizes the amounts included in the accompanying financial statements related to these services:

	2001	2002	2003
Revenues	$2,760	$3,094	$3,465
Expenses	7,422	9,720	8,426
Accounts receivable		65	260
Accounts payable		630	734

15.    COMMITMENTS AND CONTINGENCIES

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

16.    REPURCHASE OF REDEEMABLE CONVERTIBLE PREFERRED STOCK

Redeemable Convertible Preferred Stock.—On March 5, 2004, the Company agreed to repurchase its Series A mandatorily redeemable convertible preferred stock and related accrued preferred stock dividends for an aggregate purchase price of $100.0 million. The recorded amounts of preferred stock and related accrued preferred stock dividend were $125.0 million and $32.7 million, respectively, as of closing of the repurchase on March 26, 2004. The repurchase was financed through a combination of funds received from the issuance of $66.0 million of senior subordinated notes and cash on hand.

Senior Subordinated Notes.—In connection with the repurchase of the redeemable convertible preferred stock, the Company issued $66.0 million of senior subordinated notes due 2007. The entire principal balance is due March 26, 2007. Interest on the notes is payable quarterly beginning in June 2004. The notes bear interest at a floating rate per annum, reset quarterly, equal to LIBOR plus 925 basis points, with LIBOR never being less than 1.5%.

17.    SUBSEQUENT EVENT

In connection with a proposed public offering of the Company’s common stock during 2004, the Board of Directors approved a 90.096388 for 1 stock split of the Company’s common stock and reclassification of the Company’s common stock, no par value, with common stock, par value $0.01, to become effective prior to the closing of the offering. All share, per share and conversion amounts related to common stock and stock options included in the accompanying consolidated financial statements and footnotes have been restated to reflect the stock split and reclassification of no par value common stock for all periods presented.

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS OF DECEMBER 31, 2003 AND SEPTEMBER 30, 2004

ASSETS	December 31, 2003	September 30, 2004
	(Dollars in Thousands)

CURRENT ASSETS:
Cash and cash equivalents	$36,849	$1,210
Accounts receivable, net	16,816	18,545
Inventories	2,966	3,213
Prepayments and other current assets	1,465	1,567

Total Current Assets	58,096	24,535

PROPERTY, PLANT AND EQUIPMENT:
Property, plant and equipment	469,923	490,932
Accumulated depreciation	(128,408)	(158,773)

Net Property, Plant and Equipment	341,515	332,159
GOODWILL	460,097	460,113
INTANGIBLE AND OTHER ASSETS, net	14,428	19,655
INVESTMENT IN AND RECEIVABLE FROM THE RURAL TELEPHONE FINANCE COOPERATIVE	57,602	58,321

Total Assets	$931,738	$894,783

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Revolving credit facility	$—	$3,000
Accounts payable	12,845	16,560
Advanced billings and customer deposits	6,084	6,324
Accrued and other current liabilities	22,933	12,413
Current maturities of long-term debt	41,250	44,000

Total Current Liabilities	83,112	82,297
LONG-TERM DEBT	604,500	637,500
OTHER LONG-TERM LIABILITIES	42,451	11,827

Total Liabilities	730,063	731,624
REDEEMABLE CONVERTIBLE PREFERRED STOCK	125,000	—
COMMITMENTS AND CONTINGENCIES (Note 10) STOCKHOLDERS’ EQUITY:
Preferred stock, no par value, 50,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 100,000,000 shares authorized, 22,601,039 issued and outstanding	226	226
Additional paid-in capital	179,774	179,776
Retained deficit	(103,325)	(16,843)

Total Stockholders’ Equity	76,675	163,159

Total Liabilities and Stockholders’ Equity	$931,738	$894,783

See notes to consolidated financial statements.

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2004

	Nine Months Ended September 30,
	2003	2004
	(Dollars in Thousands, Except Per Share Amounts)

REVENUE AND SALES:
Local services	$52,706	$64,412
Network access services	67,823	69,666
Toll services	16,110	17,127
Other services and sales	16,562	20,180

Total Revenues and Sales	153,201	171,385

OPERATING COSTS AND EXPENSES:
Cost of services and sales	37,645	40,359
Selling, general and administrative	24,633	27,250
Depreciation and amortization	34,255	35,864

Total Operating Costs and Expenses	96,533	103,473

OPERATING INCOME	56,668	67,912

OTHER INCOME (EXPENSE):
Interest and dividend income	2,581	3,505
Interest expense	(39,017)	(40,560)

Total Other Expense, net	(36,436)	(37,055)

NET INCOME	20,232	30,857
REDEMPTION OF REDEEMABLE CONVERTIBLE PREFERRED STOCK	—	57,681
PREFERRED DIVIDEND	(6,562)	(2,056)

INCOME AVAILABLE FOR COMMON STOCKHOLDERS	$13,670	$86,482

EARNINGS PER SHARE:
Basic	$0.60	$3.83

Diluted	$0.57	$3.27

See notes to consolidated financial statements.

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2004

	Nine Months Ended September 30,
	2003	2004
	(Dollars in Thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$20,232	$30,857
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	32,816	34,092
Amortization of intangible assets	1,439	1,772
Changes in operating assets and liabilities:
Receivables	2,141	(1,729)
Inventories	(275)	(285)
Accounts payable	176	3,715
Other assets and liabilities	1,350	(15,446)

Net Cash Provided by Operating Activities	57,879	52,976

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(15,623)	(23,694)
Business acquisition	(132)	(1,697)

Net Cash Used in Investing Activities	(15,755)	(25,391)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in revolving credit facility	—	3,000
Redemption of redeemable convertible preferred stock	—	(100,000)
Senior Subordinated notes, net of debt issuance costs of $1,974	—	64,026
Payments on long-term debt	(23,375)	(30,250)

Net Cash Used in Financing Activities	(23,375)	(63,224)

NET CHANGE IN CASH AND CASH EQUIVALENTS	18,749	(35,639)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	13,499	36,849

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$32,248	$1,210

SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITIES:

During the nine months ended September 30, 2003 and 2004, the Company recorded undeclared and unpaid preferred stock dividends of $6,562 and $2,056, respectively.

See notes to consolidated financial statements.

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)

(Dollars in Thousands, Except Per Share Amounts)

1.    CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements of Iowa Telecommunications Services, Inc. and Subsidiaries (the “Company”) have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. In the opinion of the Company’s management, all adjustments (consisting of only normal and recurring accruals) have been made to present fairly the financial positions, the results of operations and cash flows for the periods presented. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. Although the Company believes that the disclosures are adequate to make the information presented not misleading, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2003, that are included elsewhere in this prospectus.

2.    EARNINGS PER SHARE

Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average of outstanding common shares plus equivalent shares assuming the exercise of stock options and the conversion of outstanding convertible securities, where dilutive. Weighted average shares outstanding have been adjusted to reflect a stock split of each share of common stock for 90.096388 shares of common stock. The following is a reconciliation between basic and diluted weighted average shares outstanding:

	Nine Months Ended September 30,
	2003	2004
Net income	$20,232	$30,857
Adjustments:
Gain on redemption of redeemable preferred stock	—	57,681
Preferred dividend	(6,562)	(2,056)

Income available to common shareholders—basic	13,670	86,482
Effects of dilutive securities:
Preferred dividends	6,562	2,056

Income available to common shareholders—dilutive	$20,232	$88,538

	Nine Months Ended September 30,
	2003	2004
Earnings per share—basic:
Weighted average shares outstanding (000)	22,601	22,601

Earnings per share—dilutive:
Weighted average shares outstanding (000)	22,601	22,601
Add shares contingently issuable upon conversion of preferred securities (000)	13,087	4,060
Add shares issuable upon exercise of stock options, net (000)	—	386

Weighted average shares outstanding (000)	35,688	27,047

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

There were 2,200,696 options outstanding at September 30, 2003 that were excluded from the diluted earnings per share calculation as these options had exercise prices in excess of the estimated average market value of common stock. Earnings per share calculations for the nine months ended September 30, 2003 did not assume conversion of preferred securities because doing so would have an antidilutive effect.

3.    GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible and other assets consist of the following:

		September 30, 2004
	Life	Cost	Accumulated Amortization	Net Book Value
Definite-lived intangible assets	6-20 years	$19,340	$(8,375)	$10,965
Debt issuance and other assets		10,208	(1,518)	8,690

Total		$29,548	$(9,893)	$19,655

		December 31, 2003
	Life	Cost	Accumulated Amortization	Net Book Value
Definite-lived intangible assets	6-20 years	$18,732	$(6,620)	$12,112
Debt issuance and other assets		3,271	(955)	2,316

Total		$22,003	$(7,575)	$14,428

Amortization expense for intangible assets was $1,772 for the nine months ended September 30, 2004. Estimated annual amortization expense is as follows:

2004 (October—December)	$835
2005	3,339
2006	2,536
2007	1,057
2008	615
Thereafter	11,273

Total	$19,655

The Company performed its annual impairment test, primarily using a discounted cash flow method, as of August 31, 2004. This test indicated no impairment of goodwill existed.

4.    ACCRUED AND OTHER CURRENT LIABILITIES

Accrued	and other current liabilities consist of the following:

	December 31, 2003	September 30, 2004
Accrued interest	$646	$293
Property tax payable	7,412	5,419
Revenue subject to refund	7,777	—
Other	7,098	6,701

Total	$22,933	$12,413

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

On April 2, 2004, the Company entered into a settlement agreement relating to an Iowa Utilities Board rate proceeding. At the time of the settlement, the balance of the accrued liability subject to refund, which included revenue of $7,900 and accrued interest of $984, was recorded as local service revenue and a reduction in interest expense on the consolidated statements of income for the nine months ended September 30, 2004.

5.    SENIOR SUBORDINATED NOTES

In connection with the repurchase of the redeemable convertible preferred stock, the Company issued $66,000 of senior subordinated notes due 2007. The entire principal balance is due March 26, 2007. Interest on the notes is payable quarterly beginning in June 2004. The notes bear interest at a floating rate per annum, reset quarterly, equal to LIBOR plus 925 basis points, with LIBOR never being less than 1.5%. For the three months ended September 30, 2004, the interest rate was 10.84%.

6.    REPURCHASE OF REDEEMABLE CONVERTIBLE PREFERRED STOCK

On March 5, 2004, the Company agreed to repurchase its Series A mandatorily redeemable convertible preferred stock and related accrued preferred stock dividends for an aggregate purchase price of $100,000. The recorded amounts of preferred stock and related accrued preferred stock dividend were $125,000 and $32,700, respectively, as of closing of the repurchase on March 26, 2004. The repurchase was financed through a combination of funds received from the issuance of $66,000 of senior subordinated notes due 2007 and cash on hand.

7.    EMPLOYEE BENEFIT PLANS

Retirement Pension Plan

The Company sponsors the Iowa Telecom Pension Plan (the “Plan”), a defined benefit pension plan, that covers many former GTE employees and most union employees. The provisions of the Plan were assumed by the Company in connection with the GTE Acquisition. The Plan generally provides for employee retirement at age 65 with benefits based upon length of service and compensation. The Plan provides for early retirement, lump sum death benefits, and various annuity options.

Components of pension benefit costs are as follows:

	Nine Months Ended
	September 30, 2003	September 30, 2004
Pension Benefit Cost:
Service cost	$642	$726
Interest cost	936	1,002
Expected return on plan assets	(660)	(675)
Amortization of unrecognized actuarial loss	24	207

Total pension benefit cost	$942	$1,260

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

Cash Contributions

The following table details the Company cash contributions for the years ended December 31, 2002, 2003 and 2004:

2002	$3,406
2003	1,477
2004	1,797

The Company policy with respect to funding the qualified plans is to fund at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended, and not more than the maximum amount deductible for tax purposes.

Benefit Payments

The following table details expected benefit payments for the years 2004 through 2013:

2004	$581
2005	755
2006	944
2007	1,158
2008	1,419
Years 2009-2013	11,208

Post Retirement Benefits

The Company assumed a postretirement benefit obligation plan for employees who were qualifying for benefits at the date of the GTE Acquisition. This plan provides for certain medical and life insurance benefits to select employees who satisfy the requirements for an early or normal pension under the defined benefit pension plan.

Components of postretirement benefit costs are as follows:

	Nine Months Ended
	September 30, 2003	September 30, 2004
Postretirement Benefit Cost:
Service cost	$135	$145
Interest cost	390	398
Amortization of unrecognized prior service cost	72	27
Amortization of unrecognized net actuarial loss	(51)	(24)

Total postretirement benefit cost	$546	$546

Recent Changes in Medicare

In accordance with the FASB Staff Position No. FAS 106-2, the effects on the plan, if any, of the Medicare Prescription Drug Improvement and Modernization Act of 2003 were not reflected in the measures above relating to benefit obligation or benefit cost. Specific authoritative guidance on accounting for the federal subsidy

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

provided to employers who provide retirees with prescription drug benefits that are at least actuarially equivalent to those provided under the Act is pending and that guidance, when issued, could require the Company to change previously reported information.

8.    STOCK INCENTIVE PLAN

During the third quarter of fiscal 2004 in connection with the Company’s initial public offering of common stock, the Company adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS No. 123”) using the retroactive restatement method described in SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”, effective January 1, 2004. Under the fair value recognition provisions of SFAS No. 123, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. In connection with the use of the retroactive restatement method, the Company calculated the fair value of outstanding awards using the minimum value method as if the fair value method of SFAS No. 123 had been applied from its original effective date.

As a result, the Company has recorded stock-based compensation expense of $2 for the nine months ended September 30, 2004. During the nine months ended September 30, 2003, the Company recorded no stock-based compensation because all previously granted awards had no fair value at the date of grant.

During the nine months ended September 30, 2004, the Company granted 27,029 options with an exercise price of $11.10 per share as adjusted for a 90.096388 for stock split. The following table summarizes activity under the Plan during the nine months ended September 30, 2004.

Fixed Options	Shares	Weighted Average Exercise Price per Share
BALANCE AT DECEMBER 31, 2003	2,200,696	$8.04
Granted	27,029	11.10

BALANCE AT SEPTEMBER 30, 2004	2,227,725	$8.08

EXERCISABLE AT SEPTEMBER 30, 2004	1,910,134	$8.00

Weighted-average grant date fair value of options granted during the period		$11.10

At September 30, 2004, the weighted average remaining contractual life of options outstanding was 7.64 years. The fair value of each stock option granted is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for options granted in the first nine months of fiscal 2004: no common stock dividends; risk-free interest rate of 4.15%; no volatility; and an expected option life of 10 years.

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

9.    RELATED PARTY TRANSACTIONS

The Company sells network and special access services to the majority stockholder. The Company also purchases certain services including switch monitoring and telecommunication circuits from the related party and resells certain products obtained from the related party. The following tables summarize the amounts included in the accompanying financial statements related to these services:

	December 31, 2003	September 30, 2004
Balance Sheet:
Accounts receivable	$144	$144
Accounts payable	698	1,424

	For the Nine Months Ended
	September 30, 2003	September 30, 2004
Income Statement:
Revenues	$2,640	$2,337
Expenses	7,034	5,665

10.    COMMITMENTS AND CONTINGENCIES

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

INDEX TO PRO FORMA FINANCIAL STATEMENTS

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Financial Statements:

Basis of Presentation	P-2

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2004	P-3

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2003	P-4

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended September 30, 2004	P-5

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements	P-6

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS BASIS OF PRESENTATION

The following unaudited pro forma condensed consolidated financial statements give effect to: the issuance by Iowa Telecommunications Services, Inc. (“Iowa Telecom” or the “Company”) of common stock in this offering and new senior debt and the use of proceeds to retire debt; and the issuance in March 2004 of the Company’s senior subordinated notes due 2007 and the use of the proceeds of such issuance and cash on hand to redeem the Series A mandatorily redeemable convertible preferred stock and related accrued preferred stock dividends.

The pro forma adjustments and the assumptions on which they are based are described in the accompanying notes to the pro forma condensed consolidated financial statements.

The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2003 gives effect to: the issuance of the senior subordinated notes due 2007 and the use of proceeds and cash on hand to redeem the Series A mandatorily redeemable convertible preferred stock and related accrued preferred stock dividends; the issuance of the common stock in this offering and new senior debt and the use of proceeds to retire debt as if these transactions had occurred as of January 1, 2003.

The following unaudited pro forma condensed consolidated statement of operations for the nine-month period ended September 30, 2004 gives effect to: the issuance of the senior subordinated notes due 2007 and the use of proceeds and cash on hand to redeem the Series A mandatorily redeemable convertible preferred stock and related accrued preferred stock dividends and the elimination of the gain on redemption; the issuance of the common stock in this offering and new senior debt and the use of proceeds to retire debt as if these transactions had occurred as of January 1, 2003.

The pro forma unaudited condensed consolidated balance sheet as of September 30, 2004 gives effect to: the issuance of the common stock in this offering and new senior debt and the use of proceeds to retire debt, but does not require adjustments to give effect to the issuance of the senior subordinated notes due 2007 and the use of proceeds and cash on hand to redeem the Series A mandatorily redeemable convertible preferred stock and related accrued preferred stock dividends, since these transactions are included in the Company’s historical consolidated financial statements as of September 30, 2004.

The unaudited pro forma condensed consolidated financial statements are based upon the historical consolidated financial statements of the Company and should be read in conjunction with those consolidated financial statements and notes thereto appearing elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial statements do not necessarily indicate the results that would have actually occurred if the transactions described above had been in effect on the date indicated or that may occur in the future.

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of September 30, 2004

	As of September 30, 2004	Adjust for the Offering	Note Ref.	Pro Forma as Adjusted
ASSETS	(in Thousands)
CURRENT ASSETS
Cash and cash equivalents	$1,210	$133,963	(a)	$4,515
		$526,115	(b)
		$(656,773)	(c)
Accounts receivable, net	18,545			18,545
Inventory	3,213			3,213
Prepayments and other assets	1,567			1,567

Total Current Assets	24,535	3,305		27,840

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment	490,932			490,932
Accumulated depreciation	(158,773)			(158,773)

Net Property Plant and Equipment	332,159	—		332,159

GOODWILL	460,113			460,113
INTANGIBLE AND OTHER ASSETS, net	19,655	3,800	(b)	19,727
		(3,728)	(c)
INVESTMENT IN AND RECEIVABLE FROM RTFC	58,321	7,777	(b)	16,098
		(50,000)	(c)

Total Assets	$894,783	$(38,846)		$855,937

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Revolving credit facility	$3,000	$59,915	(b)	$59,915
		$(3,000)	(c)
Accounts payable	16,560			16,560
Advanced billings and customer deposits	6,324			6,324
Accrued and other current liabilities	12,413	(293)	(c)	12,120
Current maturities of long-term debt	44,000	(44,000)	(c)	—

Total Current Liabilities	82,297	12,622		94,919

LONG-TERM LIABILITIES
Long-term senior debt	571,500	477,777	(b)	477,777
		(571,500)	(c)
2007 term notes	66,000	(66,000)	(c)	—
Other long-term liabilities	11,827	—		11,827

Total Long-term Liabilities	649,327	(159,723)		489,604

TOTAL LIABILITIES	731,624	(147,101)		584,523
STOCKHOLDERS’ EQUITY
Common stock	226	83	(a)	309
Additional paid-in capital	179,776	144,357	(a)	316,516
		(7,617)	(a)

Retained earnings (deficit)	(16,843)	(2,860)	(a)	(45,411)
		(25,708)	(c)

Total Stockholders’ Equity	163,159	108,255		271,414

Total Liabilities and Stockholders’ Equity	$894,783	$(38,846)	$—	$855,937

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003

	Actual	Retire Preferred Stock	Note Ref.	Pro Forma Prior to Offering	Adjust for the Offering	Note Ref.	Pro Forma as Adjusted
	(In Thousands, Except Per Share Amounts)

REVENUE AND SALES
Local services	$70,231			$70,231			$70,231
Network access services	91,031			91,031			91,031
Toll services	21,695			21,695			21,695
Other services and sales	22,552			22,552			22,552

Total Revenues and Sales	205,509	—		205,509			205,509

OPERATING COSTS AND EXPENSES
Cost of services and sales	49,534			49,534			49,534
Selling, general and administrative	34,241			34,241			34,241
Depreciation and amortization	45,849			45,849			45,849

Total Operating Costs and Expenses	129,624	—		129,624			129,624

OPERATING INCOME	75,885	—		75,885			75,885
OTHER INCOME (EXPENSE)
Interest and dividend income	4,034	(475)	(d)	3,559	(3,229)	(e)	330
Interest expense	(51,838)	(7,753)	(d)	(59,591)	28,202	(e)	(31,389)

Total Other Expense	(47,804)	(8,228)		(56,032)	24,973		(31,059)

NET INCOME (LOSS)	28,081	(8,228)		19,853	24,973		44,826
PREFERRED DIVIDEND	(8,750)	8,750	(d)	—			—

EARNINGS AVAILABLE FOR COMMON STOCKHOLDERS	$19,331	$522		$19,853	$24,973		$44,826

EARNINGS PER SHARE
Basic	$0.86						$1.45

Diluted	$0.79						$1.41

NUMBER OF SHARES FOR CALCULATION
Basic	22,601						30,864

Diluted	35,688						31,718

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2004

	Actual	Retire Preferred Stock	Note Ref.	Pro Forma Prior to Offering	Adjust for the Offering	Note Ref.	Pro Forma as Adjusted
	(In Thousands Except Per Share Amounts)

REVENUE AND SALES
Local services	$64,412			$64,412			$64,412
Network access services	69,666			69,666			69,666
Toll services	17,127			17,127			17,127
Other services and sales	20,180			20,180			20,180

Total revenues and sales	171,385	—		171,385			171,385

OPERATING COSTS AND EXPENSES
Cost of services and sales	40,359			40,359			40,359
Selling, general and administrative	27,250			27,250			27,250
Depreciation and amortization	35,864			35,864			35,864

Total operating costs and expenses	103,473	—		103,473			103,473

OPERATING INCOME	67,912	—		67,912			67,912
OTHER INCOME (EXPENSE)
Interest and dividend income	3,505	(112)	(d)	3,393	(2,976)	(e)	417
Interest expense	(40,560)	(1,830)	(d)	(42,390)	18,849	(e)	(23,541)

Total other expense	(37,055)	(1,942)		(38,997)	15,873		(23,124)

NET INCOME (LOSS)	30,857	(1,942)		28,915	15,873		44,788
REDEMPTION OF REDEEMABLE CONVERTIBLE PREFERRED STOCK	57,681	(57,681)		—			—
PREFERRED DIVIDEND	(2,056)	2,056	(d)	—	—		—

EARNINGS AVAILABLE FOR COMMON STOCKHOLDERS	86,482	(57,567)		28,915	15,873		44,788

EARNINGS PER SHARE
Basic	$3.83						$1.45

Diluted	$3.27						$1.41

NUMBER OF SHARES FOR CALCULATION
Basic	22,601						30,864

Dilution	27,047						31,718

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Columnar Amounts in Thousands)

(a)  Issuance of Common Equity

Prior to the offering, the Company will effect a 90.096388-to-one split of the common stock. After the stock split but prior to the issuance of any new shares in this offering, 22,601,039 shares will be outstanding. All common stock issued and outstanding will be $0.01 par value. An entry will be made to transfer the par value of $226,000 from Additional Paid in Capital to Common Stock.

The Company expects to issue approximately $157.0 million of common stock or 8,263,158 shares in this offering. We will not receive any proceeds from the sale by our existing equity investors of 7,526,316 shares in the offering.

Entries have been made to the accompanying unaudited pro forma consolidated balance sheet to record the following for the issuance of the new shares in this offering:

Common stock	$83
Additional paid in capital	156,917
Less issuance costs allocated to paid in capital	(12,560)
Retained earnings-expense allocated to selling shareholders	(2,860)
Cash paid to settle options	(7,617)

Net cash proceeds	$133,963

Paid in capital—option shares redemption	$7,617

Entries have been made to the accompanying unaudited pro forma consolidated income statements to reflect the related changes in interest expense as described more fully in Note (e).

(b)  New Senior Secured Credit Facility

Concurrently with the offering, the Company will issue $477.8 million of new Senior Term Debt with a maturity of 7 years and an expected annual interest rate of 5.85% and will draw $59.9 million on a new $100.0 million credit facility. The terms will be similar to the terms of the existing credit facility as amended.

Entries have been made to the accompanying unaudited pro forma consolidated balance sheet to record the following:

Senior term debt proceeds	$477,777
Revolver proceeds	59,915
Less debt issue costs	(3,800)
Less investment in RTFC Capital Certificates	(7,777)

Net cash proceeds	$526,115

Entries have been made to the accompanying unaudited pro forma consolidated income statements to reflect the related changes in interest expense and dividend income as described more fully in Note (e).

(c)  Retirement of Existing Debt

The Company will use the proceeds from the issuance of common equity and the borrowings under the new credit facilities to retire the existing RTFC senior debt and pay certain fees and expenses. As a result of the retirement of a portion of the RTFC senior debt the Company will be allowed to redeem $50.0 million of the RTFC subordinated capital certificates.

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Entries have been made to the accompanying unaudited pro forma consolidated balance sheet to record the following:

Retire senior debt, including current maturity	$(615,500)
Retire 2007 term notes	(66,000)
Repay existing revolver balance	(3,000)
Accrued interest	(293)
Retained earnings—fees and expenses related to retirement of debt	(21,980)
Investment in RTFC redeemed	50,000

Net cash used	$(656,773)

Retained earnings—write-off existing debt issuance costs	$(3,728)

The amounts reflected for Accrued interest and Repay existing revolving balance in this entry are the balances outstanding at September 30, 2004. At the time of the offering, the Company expects that the outstanding balance under the revolving credit facility will be zero and the accrued interest on outstanding debt will be approximately $6.6 million.

(d)  Issue Senior Subordinated Notes and Redeem Preferred Stock

On March 26, 2004, the Company issued in a private placement $66.0 million aggregate principal amount of the senior subordinated notes due 2007. The Company used the proceeds from the senior subordinated notes due 2007 and cash on hand to redeem the Series A mandatorily redeemable convertible preferred stock and related accrued preferred stock dividends for an aggregate purchase price of $100.0 million. The recorded amounts of preferred stock and related accrued preferred stock dividend were $125.0 million and $32.7 million, respectively, as of closing on March 26, 2004. A gain of $57.7 million was recognized on the redemption. Entry below reflects interest on the senior subordinated notes due 2007 at their initial annual rate of 10.75%.

Entries have been made to the accompanying unaudited pro forma consolidated statements of operations to record the following:

	Twelve Months Ended December 31, 2003	Nine Months Ended September 30, 2004
Remove gain on redemption of preferred stock	$—	$57,681

Interest expense on notes	$7,095	$5,321
Interest expense included in actual	—	(3,725)
Amortization of debt issuance costs	658	494
Amortization of debt issuance costs in actual	—	(260)

Interest expense adjustment	$7,753	$1,830

Eliminate preferred dividend accrual	$8,750	$2,056

Entries have also been made to decrease interest income on the $36.0 million of cash used to reacquire the mandatorily redeemable convertible preferred stock and related accrued preferred stock dividends. The estimated interest income on $36.0 million of cash for 2003, and from January 1, 2004 to March 26, 2004, was $475,000 and $112,000, respectively.

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(e)	Common Stock Offering, Debt Issuance and Retirement of RTFC Debt—Interest Expense and Interest and Dividend Income

Entries have been made to the accompanying unaudited pro forma consolidated statement of operations to eliminate interest expense incurred on long-term debt that is anticipated to be repaid from the proceeds of the sale of the common stock in this offering and the issuance of new senior debt. Entries have also been made to record interest expense on the new senior debt and the related amortization of debt issuance costs over the term of the debt. Additionally, entries have been made to reflect the reduction in dividend income anticipated as a result of the partial redemption of the RTFC investment and the reduction in interest income anticipated from the decrease in cash on hand.

	Estimated Principal Amount at September 30, 2004	Estimated Interest Rate at September 30, 2004	Twelve Months Ended December 31, 2003	Nine Months Ended September 30, 2004
Interest Expense Adjustments
Existing Debt
Interest expense			$(58,624)	$(41,665)
Debt issuance costs amortization			(967)	(725)

			(59,591)	(42,390)

New Debt
Term Debt Interest expense	$477,777	5.85%	27,950	20,962
Amortization of debt issuance costs			543	407
Revolver interest	$59,915	4.50%	2,696	2,022
Revolver commitment fee	$40,085	0.50%	200	150

Total interest expense			31,389	23,541

Net adjustment to interest expense			$(28,202)	$(18,849)

Interest and Dividend Income
Eliminate existing RTFC Investment	$50,000		$(3,616)	$(3,266)
Dividends on new RTFC investment	$7,777		387	290

			$(3,229)	$(2,976)

(f)  Compensation expense

Compensation expense of approximately $15,000 will result if the remaining options to purchase shares of the common stock vest in connection with a change in control whereby the existing equity investors will hold less than 50% of the outstanding common stock. No adjustment has been made in the accompanying unaudited pro forma condensed consolidated statements of operations for this non-recurring transaction. The balance sheet impact is included as part of the Issuance of Common Equity entries.

(g)  Debt Retirement Costs

Costs related to the early retirement and restructuring of the existing debt of $22.0 million are anticipated to be incurred. Additionally, we will write-off the debt issuance costs related to the existing senior debt and the senior subordinated notes due 2007 totaling $3.7 million. No adjustments have been made in the accompanying unaudited pro forma condensed consolidated statements of operations for these non-recurring transactions. The balance sheet impact is included as part of the Retirement of Existing Debt entries.

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(h)  Earnings Per Share

The calculation of basic earnings per share is based on 30,864,197 shares of common stock outstanding. Diluted shares outstanding includes the impact of the unexercised options using the treasury stock method.

The following is a reconciliation between basic and diluted income available to common shareholders and weighted average shares outstanding:

	Twelve Months Ended December 31, 2003	Nine Months Ended September 30, 2004
Net Income available to common shareholders—basic and diluted	$44,826	$44,788

Weighted average shares outstanding—basic (000)	30,864	30,864
Shares issuable upon exercise of stock options, net (000)	854	854

Weighted average shares outstanding—diluted (000)	31,718	31,718

(i)  Other

Subsequent to closing, management and other employees will hold unexercised options to purchase 1,485,879 shares of common stock (1,252,435 shares if the underwriters’ over-allotment is exercised in full). The aggregate option exercise price will be reduced by an amount equal to the amount of dividends that would have been paid, from the closing date of the offering through the exercise date, on the shares of common stock issuable upon exercise. Each such modification of the strike price will be treated as an exchange of the original award for a new award. The fair value of the new award, less any previously recorded expense, will be recorded as compensation expense on a straight-line basis over the remaining vesting period. No adjustments have been made in the accompanying unaudited pro forma condensed consolidated statements of operations for these costs.

The Company anticipates that it will incur additional costs related to being a public company of approximately $2.0 million per year. No adjustments have been made in the accompanying unaudited pro forma condensed consolidated statements of operations for these costs.

15,789,474 Shares

Common Stock

PROSPECTUS

Morgan Stanley

Merrill Lynch & Co.

CIBC World Markets

Lehman Brothers

Jefferies & Company, Inc.

Legg Mason Wood Walker

Incorporated

Raymond James

RBC Capital Markets

                    , 2004

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

Until                 , 2004 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the company in connection with the offer and sale of the securities being registered.

	Amount (1)
Securities and Exchange Commission Registration Fee	$46,012	(2)
National Association of Securities Dealers Filing Fee	30,500
New York Stock Exchange Listing Fee	180,011
Transfer Agent’s Fees and Expenses	10,000
Printing and Engraving Expenses	550,000
Legal Fees and Expenses	3,600,000
Accounting Fees and Expenses	1,000,000
Miscellaneous	583,477

Total	$6,000,000

(1)	All amounts are estimates except the SEC filing fee, the National Association of Securities Dealers, Inc. filing fee and the New York Stock Exchange listing fee.
(2)	The full amount of this registration fee was paid previously.

Item 14.	Indemnification of Directors and Officers

Our amended and restated articles of incorporation provide that a director will have no liability for money damages to us or our shareholders to the maximum extent permitted by the Iowa Business Corporation Act. The Iowa Business Corporation Act permits all monetary liability of directors to be eliminated except for: the amount of a financial benefit received by a director to which the director is not entitled; an intentional infliction of harm on the company or its shareholders; an unlawful distribution to shareholders; and an intentional violation of criminal law.

Our amended and restated articles of incorporation require us to indemnify, to the fullest extent permitted by the Iowa Business Corporation Act, each current or former director or officer of the company who was or is made a party to, or is involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the company, or is or was serving at the request of the company as a director, officer, partner, trustee, employee or agent of another entity. The Iowa Business Corporation Act permits indemnification of directors for any liability except those for which the corporation may not eliminate the monetary liability of directors, as described in the preceding paragraph, and permits indemnification of officers on similar terms. This right to indemnification also includes the right to be paid by us the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by the Iowa Business Corporation Act.

Our amended and restated articles of incorporation bylaws authorize us to purchase insurance for our directors, officers and employees, and persons who serve at our request as directors, officers, members, employees, fiduciaries or agents of other enterprises, against any expense, liability or loss incurred in such capacity, whether or not we would have the power to indemnify such persons against such expense or liability under the amended and restated bylaws.

Item 15.	Recent Sales of Unregistered Securities

In the three years prior to the filing of this registration statement the following were the only issuance and sale of unregistered securities:

Senior Subordinated Notes due 2007.    On March 26, 2004, we issued in a private placement $66 million aggregate principal amount of floating rate senior subordinated notes due 2007. We used the proceeds of this issuance, together with cash on hand, to redeem all of our redeemable convertible preferred stock on March 26, 2004. The issuance of these securities was deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act promulgated thereunder as transactions by an issuer not involving a public offering, where the purchaser represented his intention to acquire the securities for investment only and not with a view to distribution. We will use a portion of our proceeds from this offering to repay in full the outstanding senior subordinated notes due 2007.

Options for Common Stock.    On April 26, 2002, we issued options to purchase a total of 1,898,603 shares of our Class A common stock at an exercise price of $7.96 per share to nine of our officers under our Stock Incentive Plan. This issuance was made in reliance on Rule 701 promulgated under the Securities Act.

On April 26, 2002, we issued options to purchase a total of 171,453 shares of our Class A common stock at an exercise price of $8.51 per share to seven employees, including one officer. This issuance was made in reliance on Rule 701 promulgated under the Securities Act.

On December 13, 2002, we issued options to purchase a total of 130,640 shares of our Class A common stock at an exercise price of $8.51 per share to one of our officers under our Stock Incentive Plan. The issuance was made in reliance on Rule 701 promulgated under the Securities Act.

On January 28, 2004, we issued options to purchase a total of 27,029 shares of our Class A common stock at an exercise price of $11.10 per share to one of our officers under our Stock Incentive Plan. The issuance was made in reliance on Rule 701 promulgated under the Securities Act.

The issuances of the securities in the transactions above were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

No underwriters were employed in any of the above transactions.

Item 16.	Exhibits

The following exhibits are filed as part of this registration statement:

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement.*
2.1	Stock Repurchase Agreement, dated as of March 5, 2004, between Iowa Telecommunications Services, Inc. and GTE Midwest Incorporated.
3.1	Amended and Restated Articles of Incorporation of Iowa Telecommunications Services, Inc.*
3.2	Amended and Restated By-Laws of Iowa Telecommunications Services, Inc.*
4.1	Form of stock certificate for common stock.
4.2	Form of Amended and Restated Stockholders and Registration Rights Agreement.*
5.1	Opinion of Dorsey & Whitney LLP regarding legality.*
8.1	Opinion of Debevoise & Plimpton LLP regarding tax matters.*
10.1

Settlement Agreement dated as of April 2, 2004, between Iowa Telecommunications Services, Inc., the Iowa Utilities Board, the Office of Consumer Advocate, and Coon Rapids Municipal Utilities, Grundy Center Municipal Communications Utility, Harlan Municipal Utilities, Reinbeck Municipal Telecommunications Utility, Manning Municipal Communication and Television System Utility, and The Community Cable Television Agency of O’Brien County.**

10.2

Purchase Agreement, dated as of March 26, 2004, between Iowa Telecommunications Services, Inc., as Issuer, the Guarantors named therein and CIBC World Markets Corp., and the other Purchasers named therein, relating to floating rate senior subordinated notes due 2007.

Exhibit Number	Description of Exhibit
10.3	Form of floating rate senior subordinated note (included in Exhibit 10.2).
10.4

Form of Amended and Restated Credit Agreement, dated as of                     , 2004, among Iowa Telecommunications Services, Inc., the several lenders from time to time parties thereto, CIBC World Markets Corp. and Lehman Brothers Inc., as co-lead arrangers, National Rural Utilities Cooperative Finance Corporation, as co-arranger, CIBC World Markets Corp., as syndication agent, and the Rural Telephone Finance Cooperative, as administrative agent.*

10.5	Employment Agreement, dated as of September 27, 1999, as amended, between Iowa Telecommunications Services, Inc. and Alan L. Wells.*
10.6	Stock Incentive Plan.
10.7	Amendment to Stock Incentive Plan.
21.1	Subsidiaries of Iowa Telecommunications Services, Inc.**
23.1	Consent of Deloitte & Touche LLP.*
23.2	Consent of Dorsey & Whitney LLP (included in exhibit 5.1)*
23.3	Consent of Debevoise & Plimpton LLP (included in exhibit 8.1)*
24.1	Powers of Attorney.**

*	To be filed by amendment.
**	Previously filed.

Item 17.	Undertakings

1.  The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

2.  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

3.  The undersigned registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 4 to the registration statement to be signed on behalf of the undersigned, thereunto duly authorized, in the City of Newton, State of Iowa, on November 5, 2004.

IOWA TELECOMMUNICATIONS SERVICES, INC.

By:	/s/ ALAN L. WELLS
Name: Alan L. Wells Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

IOWA TELECOMMUNICATIONS SERVICES, INC.

Name	Title	Date

* Alan L. Wells	President, Chief Executive Officer (Principal Executive Officer) and Director	November 5, 2004

* Craig A. Knock	Vice President and Chief Financial Officer (Principal Financial Officer and Accounting Officer)	November 5, 2004

* Edward J. Buchanan	Director	November 5, 2004

* Brian P. Friedman	Director	November 5, 2004

* Kevin R. Hranicka	Director	November 5, 2004

* Stuart B. Katz	Director	November 5, 2004

*	By:	/s/ DONALD G. HENRY	November 5, 2004

Donald G. Henry Attorney-in-Fact

Exhibit Number	Exhibit Index

1.1	Form of Underwriting Agreement.*

2.1	Stock Repurchase Agreement, dated as of March 5, 2004, between Iowa Telecommunications Services, Inc. and GTE Midwest Incorporated.

3.1	Amended and Restated Articles of Incorporation of Iowa Telecommunications Services, Inc.*

3.2	Amended and Restated By-Laws of Iowa Telecommunications Services, Inc.*

4.1	Form of stock certificate for common stock.

4.2	Form of Amended and Restated Stockholders and Registration Rights Agreement.*

5.1	Opinion of Dorsey & Whitney LLP regarding legality.*

8.1	Opinion of Debevoise & Plimpton LLP regarding tax matters.*

10.1

Settlement Agreement dated as of April 2, 2004, between Iowa Telecommunications Services, Inc., the Iowa Utilities Board, the Office of Consumer Advocate, and Coon Rapids Municipal Utilities, Grundy Center Municipal Communications Utility, Harlan Municipal Utilities, Reinbeck Municipal Telecommunications Utility, Manning Municipal Communication and Television System Utility, and The Community Cable Television Agency of O’Brien County.**

10.2

Purchase Agreement, dated as of March 26, 2004, between Iowa Telecommunications Services, Inc., as Issuer, the Guarantors named therein and CIBC World Markets Corp., and the other Purchasers named therein, relating to floating rate senior subordinated notes due 2007.

10.3	Form of floating rate senior subordinated note (included in Exhibit 10.2).

10.4

Form of Amended and Restated Credit Agreement, dated as of             , 2004, among Iowa Telecommunications Services, Inc., the several lenders from time to time parties thereto, CIBC World Markets Corp. and Lehman Brothers Inc., as co-lead arrangers, National Rural Utilities Cooperative Finance Corporation, as co-arranger, CIBC World Markets Corp., as syndication agent, and the Rural Telephone Finance Cooperative, as administrative agent.*

10.5	Employment Agreement, dated as of September 27, 1999, as amended, between Iowa Telecommunications Services, Inc. and Alan L. Wells.*

10.6	Stock Incentive Plan.

10.7	Amendment to Stock Incentive Plan.

21.1	Subsidiaries of Iowa Telecommunications Services, Inc.**

23.1	Consent of Deloitte & Touche LLP.*

23.2	Consent of Dorsey & Whitney LLP (included in exhibit 5.1)*

23.3	Consent of Debevoise & Plimpton LLP (included in exhibit 8.1)*

24.1	Powers of Attorney.**

*	To be filed by amendment.
**	Previously filed.